FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0001025562
Registrant CIK Number

Form 8-K, July 14, 2005, Series 2005-3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-104020
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05061896

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 18, 2005

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: C.R. Fulton

Name: Charles R. Fulton

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Option One 2005-3

Banc of America Securities

Assumptions

Prepay Speed	100 PPC means the Pricing Speed
Severity	40%
Default Curves	Proprietary ODR Curve
Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

"Break" means all principal is not recieved. If a bond is written down and later written back up, it is not considered to "break"

Class M-1

	50 PPC			100 PPC			150 PPC			200 PPC			50 Fix PPC / 100 Arm PPC		
LIBOR	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL
Static	786	23.32	8.42	993	19.22	4.87	1431	17.60	3.80	2136	16.90	3.25			
Fwd	773	23.07	8.79	1002	19.30	4.85	1471	17.78	3.78	2191	17.08	3.24	926	19.60	5.54
Fwd + 200	769	23.02	8.68	1055	19.72	4.76	**1596**	**18.37**	**3.72**	**2389**	**17.62**	**3.19**			
Fwd + 400	735	22.05	10.84	1030	19.52	4.80	**1638**	**18.54**	**3.70**	**2456**	**17.87**	**3.18**			
3.34% -> 6% over 24mos	770	23.04	8.71	1053	19.70	4.77	1590	18.35	3.72	2382	17.61	3.19			

Class M-2

	50 PPC			100 PPC			150 PPC			200 PPC			50 Fix PPC / 100 Arm PPC		
LIBOR	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL
Static	707	21.21	13.48	709	16.51	5.50	939	14.57	4.24	1355	13.73	3.53			
Fwd	698	20.94	14.06	711	16.54	5.49	966	14.79	4.21	1404	13.95	3.50	710	16.96	9.27
Fwd + 200	697	20.91	14.35	744	16.91	5.41	1060	15.45	4.12	**1544**	**14.61**	**3.45**			
Fwd + 400	661	19.83	16.06	717	16.62	5.48	1098	15.70	4.09	**1621**	**14.98**	**3.43**			
3.34% -> 6% over 24mos	697	20.91	14.28	743	16.90	5.41	1054	15.41	4.12	1542	14.60	3.45			

Class M-7

	50 PPC			100 PPC			150 PPC			200 PPC			50 Fix PPC / 100 Arm PPC		
LIBOR	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL
Static	520	15.60	22.00	299	8.97	11.35	253	6.58	6.35	278	5.34	4.86			
Fwd	508	15.24	22.30	294	8.82	11.46	259	6.70	6.27	300	5.64	4.79	314	9.42	19.91
Fwd + 200	508	15.24	22.57	296	8.88	11.21	291	7.30	5.97	371	6.52	4.63			
Fwd + 400	462	13.86	23.20	287	8.61	11.38	304	7.53	5.90	425	7.12	4.52			
3.34% -> 6% over 24mos	506	15.18	22.49	296	8.88	11.25	289	7.27	5.98	367	6.47	4.64			

Class M-8

	50 PPC			100 PPC			150 PPC			200 PPC			50 Fix PPC / 100 Arm PPC		
LIBOR	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL	% ODR Curve	Cum Loss (%)	WAL
Static	492	14.76	23.26	261	7.83	13.03	194	5.36	7.28	201	4.23	5.21			
Fwd	479	14.37	23.49	254	7.62	13.09	198	5.45	7.20	220	4.53	5.14	273	8.19	21.63
Fwd + 200	479	14.37	23.79	255	7.65	12.89	220	5.92	6.92	281	5.39	4.95			
Fwd + 400	434	13.02	24.32	245	7.35	12.92	232	6.18	6.77	329	6.01	4.82			
3.34% -> 6% over 24mos	476	14.28	23.73	255	7.65	12.93	218	5.88	6.94	277	5.33	4.96			

*100% of this ODR curve = 7.5% Cum Defaults

Period	ODR
1	0.0000%
2	0.0000%
3	0.0000%
4	0.0000%
5	0.0000%
6	0.0000%
7	0.0000%
8	0.0000%
9	0.0000%
10	0.0000%
11	0.0000%
12	0.0000%
13	0.1250%
14	0.1250%
15	0.1250%
16	0.1250%
17	0.1250%
18	0.1250%
19	0.1250%
20	0.1250%
21	0.1250%
22	0.1250%
23	0.1250%
24	0.1250%
25	0.1563%
26	0.1563%
27	0.1563%
28	0.1563%
29	0.1563%
30	0.1563%
31	0.1563%
32	0.1563%
33	0.1563%
34	0.1563%
35	0.1563%
36	0.1563%
37	0.1250%
38	0.1250%
39	0.1250%
40	0.1250%
41	0.1250%
42	0.1250%
43	0.1250%
44	0.1250%
45	0.1250%
46	0.1250%
47	0.1250%
48	0.1250%
49	0.1250%
50	0.1250%

51	0.1250%
52	0.1250%
53	0.1250%
54	0.1250%
55	0.1250%
56	0.1250%
57	0.1250%
58	0.1250%
59	0.1250%
60	0.1250%
61	0.0625%
62	0.0625%
63	0.0625%
64	0.0625%
65	0.0625%
66	0.0625%
67	0.0625%
68	0.0625%
69	0.0625%
70	0.0625%
71	0.0625%
72	0.0625%
73	0.0313%
74	0.0313%
75	0.0313%
76	0.0313%
77	0.0313%
78	0.0313%
79	0.0313%
80	0.0313%
81	0.0313%
82	0.0313%
83	0.0313%
84	0.0313%
85	0.0000%

OOMLT 2005-3

Banc of America Securities

Stress Run 1
Stepdown Fail
No Losses
Run to Maturity
Static LIBOR

Stress Run 2
40% Loss Severity
12 month delay
Trigger Fail
Run to Maturity
Defaults are in addition to Prepayments
Principal and Interest Advanced
75% of pricing speed for Fixed. 100% Pricing Speed for Arms
CDR "break" that results in first dollar of principal loss

Stress Run 3
50% Loss Severity
12 month delay
Trigger Fail
Run to Maturity
Defaults are in addition to Prepayments
Principal and Interest Advanced
75% of pricing speed for Fixed. 100% Pricing Speed for Arms
CDR "break" that results in first dollar of principal loss

CDR ramp:	
	0 cdr (1-6 months)
	25% of CDR Peak (months 7-12)
	50% of CDR Peak (months 13-24)
	75% of CDR Peak (months 25 - 36)
	100% of CDR Peak (months 37-47)
	67% of CDR Peak (months 48 and afterwards)

Stress Run 1 – Class M2

	50% PPC	75% PPC	100% PPC
WAL	11.06	7.59	5.74
Mod Dur	8.83	6.46	5.06

Stress Run 1 – Class M3

	50% PPC	75% PPC	100% PPC
WAL	12.04	8.26	6.23
Mod Dur	9.43	6.93	5.43

Stress Run 2 – Class M2

CDR	19.1
Cum Loss	18.16

Stress Run 2 – Class M3

CDR	16.7
Cum Loss	16.55

Stress Run 3 – Class M2

CDR Peak	29.1
Cum Loss	17.92

Stress Run 3 – Class M3

CDR Peak	25.1
Cum Loss	16.19

Option One 2005-3

Banc of America Securities

Assumptions
Pricing Speed
Failing Triggers
Run to Maturity
12 Month Lag
CDR in which bond first recieves a writedown

Class M1

	Fwd LIBOR		Fwd LIBOR + 200	
Loss Severity	40%	70%	40%	70%
CDR	24.1	12.1	24.9	12.2
Cum Loss	20.72	22.14	21.17	22.30

Class M2

	Fwd LIBOR		Fwd LIBOR + 200	
Loss Severity	40%	70%	40%	70%
CDR	19.5	10.2	20.1	10.2
Cum Loss	18.00	19.32	18.39	19.33

Option One 2005-3

Banc of America Securities

Assumptions

Run at Pricing Speed	
Run at 5 CDR	
Recovery Delay	6 months
Loss Severity	55%
Trigger	Fail

Defaults are in addition to prepayments

Period	XS Spread Fwd LIBOR	XS Spread Fwd + 200	Period	XS Spread Fwd LIBOR	XS Spread Fwd + 200
1	208	9	41	53	21
2	269	116	42	37	0
3	270	127	43	38	5
4	269	100	44	68	69
5	270	106	45	35	2
6	269	76	46	50	22
7	0	0	47	32	0
8	0	0	48	46	19
9	0	0	49	32	0
10	0	0	50	30	0
11	0	0	51	44	18
12	0	0	52	26	0
13	0	0	53	41	15
14	0	0	54	23	0
15	0	0	55	24	0
16	0	0	56	71	58
17	0	0	57	22	0
18	0	0	58	37	12
19	0	0	59	19	0
20	0	0	60	34	10
21	0	0	61	19	0
22	0	0	62	18	0
23	0	0	63	33	9
24	0	0	64	15	0
25	80	0	65	30	7
26	76	0	66	12	0
27	78	0	67	14	0
28	69	0	68	62	51
29	74	0	69	11	0
30	64	0	70	27	6
31	42	0	71	0	0
32	56	19			
33	38	0			
34	48	0			
35	34	0			
36	46	0			
37	46	5			
38	44	3			
39	56	24			
40	41	1			

*This scenario creates 7.61% Cum Loss on the Pool

Option One 2005-3 **Banc of America Securities**

Assumptions

Run at 150% PPC for Floating Rate Loans and 50% PPC for the Fixed Rate Loans

Run to Call

Subordinate Pool Cap				Subordinate Pool Cap		
Period	Static LIBOR	LIBOR=20%*		Period	Static LIBOR	LIBOR=20%*
1	5.11%	5.11%		46	7.11%	20.91%
2	6.22%	22.87%		47	6.94%	20.41%
3	6.32%	22.95%		48	7.09%	20.36%
4	6.23%	22.84%		49	6.91%	19.89%
5	6.32%	22.91%		50	6.90%	19.60%
6	6.23%	22.79%		51	7.04%	19.54%
7	6.23%	22.76%		52	6.87%	19.04%
8	6.55%	23.04%		53	7.52%	9.34%
9	6.23%	22.68%		54	7.26%	8.97%
10	6.33%	22.73%		55	7.23%	8.92%
11	6.14%	22.49%		56	7.98%	9.79%
12	6.24%	22.52%		57	7.19%	8.77%
13	6.15%	22.37%		58	7.41%	8.99%
14	6.15%	22.30%		59	7.14%	8.63%
15	6.25%	22.33%		60	7.36%	8.85%
16	6.15%	22.17%		61	7.10%	8.49%
17	6.25%	22.19%		62	7.08%	8.43%
18	6.16%	22.02%		63	7.29%	8.64%
19	6.16%	21.95%		64	7.04%	8.29%
20	6.49%	22.19%		65	7.25%	8.51%
21	6.17%	21.78%		66	7.00%	8.17%
22	6.27%	21.79%		67	6.98%	8.11%
23	6.17%	21.59%		68	7.71%	8.91%
24	6.28%	21.59%		69	6.94%	7.99%
25	7.42%	23.45%				
26	7.41%	23.31%				
27	7.54%	23.33%				
28	7.39%	23.01%				
29	7.52%	23.02%				
30	7.36%	22.68%				
31	7.11%	22.91%				
32	7.39%	23.11%				
33	7.08%	22.53%				
34	7.21%	22.52%				
35	7.06%	22.13%				
36	7.19%	22.11%				
37	7.09%	22.40%				
38	7.08%	22.17%				
39	7.21%	22.14%				
40	7.05%	21.69%				
41	7.19%	21.66%				
42	7.02%	21.20%				
43	7.01%	21.50%				
44	7.48%	21.95%				
45	6.97%	20.96%				

*Inclusive of payments made from the Swap Agreement

Option One 2005-3

Banc of America Securities

Assumptions
Pricing Speed
Failing Triggers
Run to Maturity
Forward LIBOR
12 Month Lag
CDR in which bond first recieves a writedown

Class M1

Loss Severity	50%	60%
CDR	18.1	14.5
Cum Loss	21.36	21.81

Class M7

Loss Severity	50%	60%
CDR	7.8	6.4
Cum Loss	11.04	11.17

Class M8

Loss Severity	50%	60%
CDR	6.9	5.7
Cum Loss	9.93	10.08

Option One 2005-3

Banc of America Securities

Assumptions
LIBOR = 20% — Bonds pay off in Period 144
Pricing Speed
Failing Triggers
Run to Maturity
No Losses
Eff AFC is inclusive of Swap Pmts, AFC is not

Pd	AFC	Eff AFC	Pd	AFC	Eff AFC	Pd	AFC	Eff AFC
1	5.11%	5.11%	61	11.03%	11.03%	121	10.05%	10.05%
2	6.92%	22.85%	62	11.02%	11.02%	122	10.04%	10.04%
3	7.15%	22.91%	63	11.37%	11.37%	123	10.35%	10.35%
4	6.92%	22.77%	64	10.99%	10.99%	124	10.00%	10.00%
5	7.15%	22.80%	65	11.34%	11.34%	125	10.31%	10.31%
6	6.92%	22.63%	66	10.96%	10.96%	126	9.96%	9.96%
7	6.92%	22.55%	67	10.95%	10.95%	127	9.94%	9.94%
8	7.66%	22.77%	68	12.10%	12.10%	128	10.61%	10.61%
9	6.92%	22.34%	69	10.92%	10.92%	129	9.91%	9.91%
10	7.15%	22.32%	70	11.27%	11.27%	130	10.22%	10.22%
11	6.83%	21.99%	71	10.89%	10.89%	131	9.87%	9.87%
12	7.05%	21.94%	72	11.23%	11.23%	132	10.18%	10.18%
13	6.83%	21.68%	73	10.86%	10.86%	133	9.83%	9.83%
14	6.83%	21.51%	74	10.84%	10.84%	134	9.81%	9.81%
15	7.05%	21.44%	75	11.19%	11.19%	135	10.12%	10.12%
16	6.83%	21.14%	76	10.81%	10.81%	136	9.78%	9.78%
17	7.05%	21.04%	77	11.16%	11.16%	137	10.08%	10.08%
18	6.83%	20.72%	78	10.78%	10.78%	138	9.74%	9.74%
19	6.83%	20.49%	79	10.77%	10.77%	139	9.72%	9.72%
20	7.56%	20.62%	80	11.49%	11.49%	140	10.74%	10.74%
21	6.83%	20.00%	81	10.74%	10.74%	141	9.68%	9.68%
22	7.06%	19.86%	82	11.08%	11.08%	142	9.99%	9.99%
23	6.83%	19.47%	83	10.70%	10.70%	143	9.65%	9.65%
24	7.06%	19.31%	84	11.04%	11.04%	144	9.95%	9.95%
25	9.13%	21.19%	85	10.67%	10.67%			
26	9.12%	20.90%	86	10.66%	10.66%			
27	9.42%	20.82%	87	10.99%	10.99%			
28	9.11%	20.34%	88	10.62%	10.62%			
29	9.41%	20.28%	89	10.96%	10.96%			
30	9.10%	19.81%	90	10.59%	10.59%			
31	9.61%	20.07%	91	10.57%	10.57%			
32	10.27%	20.30%	92	11.69%	11.69%			
33	9.60%	19.57%	93	10.54%	10.54%			
34	9.91%	19.57%	94	10.88%	10.88%			
35	9.59%	19.10%	95	10.51%	10.51%			
36	9.90%	19.11%	96	10.84%	10.84%			
37	10.45%	19.53%	97	10.47%	10.47%			
38	10.44%	19.31%	98	10.46%	10.46%			
39	10.78%	19.38%	99	10.79%	10.79%			
40	10.42%	18.89%	100	10.42%	10.42%			
41	10.76%	18.97%	101	10.75%	10.75%			
42	10.40%	18.50%	102	10.39%	10.39%			
43	11.17%	19.08%	103	10.37%	10.37%			
44	12.36%	19.88%	104	11.46%	11.46%			
45	11.15%	18.71%	105	10.34%	10.34%			
46	11.51%	18.84%	106	10.66%	10.66%			
47	11.13%	18.35%	107	10.30%	10.30%			
48	11.48%	18.49%	108	10.63%	10.63%			
49	11.15%	18.06%	109	10.27%	10.27%			
50	11.13%	17.89%	110	10.25%	10.25%			
51	11.49%	18.05%	111	10.57%	10.57%			
52	11.11%	17.58%	112	10.21%	10.21%			
53	11.47%	11.47%	113	10.54%	10.54%			
54	11.08%	11.08%	114	10.18%	10.18%			
55	11.11%	11.11%	115	10.16%	10.16%			
56	12.29%	12.29%	116	11.23%	11.23%			
57	11.08%	11.08%	117	10.13%	10.13%			
58	11.44%	11.44%	118	10.44%	10.44%			
59	11.06%	11.06%	119	10.09%	10.09%			
60	11.41%	11.41%	120	10.41%	10.41%			

Option One 2005-3

Banc of America Securities

Assumptions

Forward LIBOR	Bonds pay off in Period 143
Pricing Speed	
Failing Triggers	
Run to Maturity	
No Losses	

Pd	XS Spread	Pd	XS Spread	Pd	XS Spread
1	208	61	367	121	428
2	269	62	366	122	440
3	270	63	381	123	464
4	269	64	363	124	465
5	270	65	378	125	489
6	269	66	360	126	492
7	269	67	362	127	506
8	273	68	410	128	540
9	269	69	359	129	535
10	270	70	374	130	560
11	258	71	357	131	567
12	260	72	372	132	591
13	259	73	357	133	601
14	258	74	356	134	618
15	260	75	372	135	643
16	258	76	354	136	655
17	260	77	369	137	680
18	257	78	352	138	695
19	256	79	353	139	716
20	265	80	333	140	745
21	255	81	295	141	759
22	258	82	312	142	783
23	254	83	292	143	805
24	257	84	309		
25	424	85	300		
26	422	86	299		
27	427	87	317		
28	418	88	298		
29	424	89	315		
30	414	90	296		
31	392	91	295		
32	407	92	349		
33	389	93	294		
34	399	94	311		
35	385	95	292		
36	396	96	311		
37	397	97	295		
38	395	98	297		
39	406	99	318		
40	391	100	303		
41	404	101	324		
42	388	102	309		
43	389	103	312		
44	420	104	367		
45	386	105	319		
46	400	106	340		
47	382	107	327		
48	396	108	348		
49	382	109	336		
50	380	110	341		
51	394	111	362		
52	377	112	351		
53	391	113	372		
54	373	114	364		
55	375	115	372		
56	421	116	424		
57	371	117	388		
58	386	118	411		
59	368	119	405		
60	382	120	430		

Option One 2005-3

Banc of America Securities

Assumptions

Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

"Break" means first dollar of write down for the M certificates. If a bond is written down and later written back up, it is still considered to "break"

"Break" for the A5 means when all the principal cannot be repaid to that A5 bond.

Class A5

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
Pricing Speed Prep Mult	65%	100%	65%	100%	65%	100%	65%	100%
SDA Break (%)	6200	8070	4550	5850	6200	8300	4520	5970
Cum Loss (%)	26.33	24.23	27.34	24.75	26.35	24.59	27.27	25.07
WAL (years)	6.52	4.71	7.92	5.37	6.51	4.65	7.92	5.30

Class M1

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
Pricing Speed Prep Mult	65%	100%	65%	100%	65%	100%	65%	100%
SDA Break (%)	4900	6210	3710	4660	4880	6370	3680	4740
Cum Loss (%)	23.33	20.98	24.16	21.43	23.30	21.31	24.07	21.69
WAL (years)	9.90	6.59	11.46	7.56	9.96	6.51	11.62	7.49

Class M2

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
Pricing Speed Prep Mult	65%	100%	65%	100%	65%	100%	65%	100%
SDA Break (%)	3990	4900	3090	3760	3960	5010	3060	3820
Cum Loss (%)	20.69	18.12	21.40	18.48	20.62	18.40	21.29	18.71
WAL (years)	11.49	7.69	12.67	8.52	11.62	7.60	12.94	8.50

Class M3

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
Pricing Speed Prep Mult	65%	100%	65%	100%	65%	100%	65%	100%
SDA Break (%)	3510	4200	2750	3270	3480	4300	2720	3320
Cum Loss (%)	19.07	16.34	19.72	16.69	18.99	16.62	19.60	16.90
WAL (years)	13.59	9.12	14.44	10.11	13.84	9.17	14.82	10.08

Class M5

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
Pricing Speed Prep Mult	65%	100%	65%	100%	65%	100%	65%	100%
SDA Break (%)	2740	3110	2180	2460	2710	3180	2150	2510
Cum Loss (%)	16.09	13.15	16.59	13.39	15.99	13.39	16.44	13.62
WAL (years)	14.88	10.59	15.25	11.14	15.18	10.72	15.61	11.48

Option One 2005-3

Banc of America Securities

Assumptions

Recovery Delay	6 months
Trigger	Fail
Run to	Maturity
Loss Severity	50%
100% Ppc means Pricing	

Defaults are in addition to prepayments

Class M-9

	Fwd Libor				Fwd Libor + 200bps			
	50% Ppc	100% Ppc	150% Ppc	40 CPR	50% Ppc	100% Ppc	150% Ppc	40 CPR
CDR Break (%)	7.2	7.0	7.0	7.4	6.9	7.2	7.8	9.1
Cum Loss (%)	16.19	10.06	7.48	6.56	15.74	10.32	8.25	7.90

Option One 2005-3

Banc of America Securities

Assumptions

Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

"Break" means first dollar of write down for the M certificates. If a bond is written down and later written back up, it is still considered to "break"

"Break" for the A5 means when *all the principal on the M1 gets written down to zero.*

Class A5

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC
CDR Break (%)	22.2	25.6	16.8	19.6	22.3	26.4	16.8	20.0
Cum Loss (%)	26.46	24.22	27.56	24.84	26.55	24.70	27.60	25.20
WAL (years)	7.18	5.42	8.12	5.95	7.15	5.34	8.10	5.89

Class M1

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC
CDR Break (%)	18.2	20.7	14.1	16.1	18.1	21.2	13.9	16.4
Cum Loss (%)	23.66	21.09	24.67	21.60	23.61	21.45	24.48	21.91
WAL (years)	10.18	7.51	11.29	8.13	10.15	7.41	11.28	8.07

Class M2

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC
CDR Break (%)	15.2	16.9	11.9	13.4	15.0	17.3	11.8	13.6
Cum Loss (%)	21.18	18.31	22.01	18.83	21.04	18.63	21.93	19.06
WAL (years)	11.39	8.31	12.37	8.92	11.38	8.24	12.50	8.85

Class M3

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC
CDR Break (%)	13.5	14.9	10.7	11.8	13.4	15.2	10.5	12.0
Cum Loss (%)	19.62	16.69	20.43	17.06	19.55	16.95	20.20	17.30
WAL (years)	13.17	9.65	14.22	10.21	13.31	9.57	14.31	10.19

Class M5

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC	65% PPC	100% PPC
CDR Break (%)	10.9	11.4	8.7	9.2	10.6	11.6	8.5	9.3
Cum Loss (%)	16.94	13.58	17.55	13.94	16.64	13.78	17.28	14.08
WAL (years)	14.84	10.66	15.64	11.23	14.82	10.61	15.85	11.18

Option One 2005-3

Banc of America Securities

Assumptions

Loss Severity	60%
Recovery Delay	12 months
Trigger	Fails on Day 1
Run to	Maturity

Defaults are in addition to prepayments

"Break" occurs when bond receives first dollar of writedown

Class M-7

LIBOR	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd - 100
Prepays (Fix/Adj)	23 HEP / 40 CPR	35 HEP / 55 CPR	15 HEP / 30 CPR	15 HEP / 55 CPR	35 HEP / 55 CPR
CDR Break	7.4	9.4	6.4	8.2	6.6
Cum Loss %	8.90	7.66	10.56	8.19	5.53
WAL	10.69	7.12	14.64	12.35	7.50
Mod Dur @par	6.96	5.27	8.39	7.34	6.17

Class M-8

LIBOR	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd - 100
Prepays (Fix/Adj)	23 HEP / 40 CPR	35 HEP / 55 CPR	15 HEP / 30 CPR	15 HEP / 55 CPR	35 HEP / 55 CPR
CDR Break	6.3	7.9	5.6	6.9	5.2
Cum Loss %	7.72	6.53	9.42	7.06	4.42
WAL	11.60	7.78	15.98	14.08	8.18
Mod Dur @par	7.29	5.59	8.71	7.90	6.59

Class M-9

LIBOR	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd - 100
Prepays (Fix/Adj)	23 HEP / 40 CPR	35 HEP / 55 CPR	15 HEP / 30 CPR	15 HEP / 55 CPR	35 HEP / 55 CPR
CDR Break	5.8	7.1	5.2	6.3	4.5
Cum Loss %	7.16	5.92	8.84	6.53	3.85
WAL	13.62	8.99	18.20	17.16	9.55
Mod Dur @par	7.72	6.07	9.00	8.53	7.29

Class M-10

LIBOR	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd - 100
Prepays (Fix/Adj)	23 HEP / 40 CPR	35 HEP / 55 CPR	15 HEP / 30 CPR	15 HEP / 55 CPR	35 HEP / 55 CPR
CDR Break	5.3	6.4	5.0	5.8	3.8
Cum Loss %	6.60	5.37	8.54	6.07	3.27
WAL	13.90	9.34	20.15	18.01	9.85
Mod Dur @par	7.75	6.13	8.76	8.60	7.34

Option One 2005-3

Banc of America Securities

Assumptions
No Losses
Static LIBOR

Class A2

	5 CPR	10 CPR	15 CPR
WAL	2.36	1.26	0.86
Prin Window	1 to 58	1 to 30	1 to 20

Option One 2005-3

Banc of America Securities

Assumptions
Pricing Prepayment Speed
Fwd LIBOR + 100 bps

Pd	Exc Sprd	Pd	Exc Sprd	Pd	Exc Sprd	Pd	Exc Sprd
1	75	46	389	91	336	136	440
2	216	47	369	92	394	137	459
3	225	48	386	93	338	138	450
4	200	49	369	94	358	139	455
5	203	50	368	95	340	140	501
6	175	51	385	96	360	141	466
7	180	52	364	97	342	142	485
8	228	53	382	98	343	143	478
9	178	54	361	99	363	144	497
10	191	55	363	100	345	145	491
11	164	56	418	101	365	146	498
12	181	57	360	102	348	147	517
13	171	58	377	103	349	148	512
14	169	59	357	104	406	149	531
15	185	60	374	105	353	150	527
16	166	61	356	106	372	151	536
17	182	62	355	107	356	152	574
18	163	63	373	108	375	153	552
19	162	64	353	109	359	154	571
20	212	65	372	110	361	155	571
21	159	66	352	111	380	156	589
22	175	67	354	112	364	157	590
23	156	68	410	113	384	158	600
24	172	69	353	114	368	159	619
25	389	70	371	115	370	160	622
26	387	71	352	116	424	161	640
27	403	72	370	117	375	162	645
28	383	73	354	118	394	163	657
29	399	74	354	119	380	164	686
30	379	75	372	120	399	165	683
31	370	76	353	121	385	166	701
32	405	77	372	122	388	167	710
33	367	78	353	123	407	168	728
34	383	79	354	124	394	169	739
35	363	80	360	125	413	170	754
36	379	81	320	126	400	171	772
37	377	82	340	127	403	172	786
38	376	83	321	128	438	173	804
39	393	84	341	129	410	174	820
40	374	85	332	130	429		
41	391	86	333	131	418		
42	372	87	353	132	437		
43	375	88	334	133	426		
44	429	89	354	134	431		
45	372	90	335	135	450		

Option One 2005-3

Banc of America Securities

Assumptions	
Bond Margin	1.45%
Loss Severity	50%
Trigger	Fail
Recovery Delay	12 months
Run to	Maturity

Defaults are in addition to prepayments

"Break" means first dollar of write down. If a bond is written down and later written back up, it is still considered to "break"

Class M8

	Fwd Libor			Fwd Libor + 100 bps		
Pricing Prep Speed Mult	75%	100%	125%	75%	100%	125%
CDR Break (%)	7.0	6.9	6.8	7.0	7.0	7.0
Cum Loss (%)	12.27	9.93	8.34	12.28	10.07	8.56
Discount Margin	1.67	1.46	1.50	1.56	1.48	1.74
WAL (years)	15.90	12.74	10.39	15.99	12.69	10.26

	Fwd Libor + 200 bps			Fwd Libor + 300 bps		
Pricing Prep Speed Mult	75%	100%	125%	75%	100%	125%
CDR Break (%)	6.8	6.9	7.1	6.5	6.8	7.1
Cum Loss (%)	12.00	9.95	8.68	11.57	9.82	8.68
Discount Margin	1.66	1.70	1.65	1.65	1.32	1.52
WAL (years)	15.99	12.61	10.26	16.14	12.84	10.30

Option One 2005-3

Banc of America Securities

Assumptions

FRM PPC	4% - 23% CPR months 1 - 12; 23% CPR months thereafter
ARM PPC	4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter
Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

Class M-3

	Forward Libor						Libor flat for 12 months, then + 400 bp					
	Severity: 40%			Severity: 65%			Severity: 40%			Severity: 65%		
PPC	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)
75%	16.0	18.23	12.39	9.1	20.09	15.01	16.1	18.34	12.49	8.9	19.83	15.16
100%	17.3	16.28	10.06	9.9	17.45	11.94	18.0	16.75	9.86	10.0	17.62	11.78
135%	19.1	14.46	7.71	11.0	15.06	8.88	21.1	15.60	7.44	11.8	15.99	8.67

Class M-6

	Forward Libor						Libor flat for 12 months, then + 400 bp					
	Severity: 40%			Severity: 65%			Severity: 40%			Severity: 65%		
PPC	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)
75%	11.2	14.37	14.96	6.7	15.85	17.16	11.0	14.23	15.13	6.5	15.54	17.52
100%	11.5	12.07	12.13	6.8	12.81	13.45	11.8	12.34	11.97	6.9	13.00	13.49
135%	11.9	9.90	9.21	7.1	10.28	10.06	13.3	10.86	8.94	7.8	11.19	9.93

Class M-9

	Forward Libor						Libor flat for 12 months, then + 400 bp					
	Severity: 40%			Severity: 65%			Severity: 40%			Severity: 65%		
PPC	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)
75%	8.4	11.64	19.18	5.1	12.67	20.70	8.1	11.36	19.36	4.9	12.31	21.40
100%	8.1	9.12	15.55	4.9	9.63	16.54	8.3	9.33	15.51	5.0	9.83	17.05
135%	7.7	6.80	11.71	4.7	7.06	12.48	8.9	7.73	11.57	5.3	7.90	12.35

Option One 2005-3

Banc of America Securities

Assumptions

No Losses

Fwd LIBOR + 200 bps

50% FRM PPC

125% ARM PPC

Pd	Net WAC Rate	Effective Net WAC Rate	Pd	Net WAC Rate	Effective Net WAC Rate
1	5.11%	5.11%	43	9.23%	10.43%
2	6.92%	8.44%	44	10.18%	11.12%
3	7.15%	8.61%	45	9.15%	10.31%
4	6.92%	8.59%	46	9.42%	10.48%
5	7.15%	8.82%	47	9.08%	10.19%
6	6.92%	8.82%	48	9.34%	10.36%
7	6.92%	8.77%	49	9.05%	10.13%
8	7.66%	9.11%	50	9.01%	10.07%
9	6.92%	8.76%	51	9.27%	10.25%
10	7.15%	8.89%	52	8.93%	9.95%
11	6.82%	8.68%	53	9.18%	9.18%
12	7.05%	8.76%	54	8.85%	8.85%
13	6.82%	8.58%	55	8.82%	8.82%
14	6.82%	8.58%	56	9.72%	9.72%
15	7.05%	8.67%	57	8.74%	8.74%
16	6.82%	8.56%	58	8.99%	8.99%
17	7.05%	8.66%	59	8.66%	8.66%
18	6.82%	8.54%	60	8.90%	8.90%
19	6.82%	8.53%	61	8.61%	8.61%
20	7.55%	8.87%	62	8.57%	8.57%
21	6.82%	8.50%	63	8.81%	8.81%
22	7.05%	8.60%	64	8.48%	8.48%
23	6.82%	8.47%	65	8.72%	8.72%
24	7.05%	8.57%	66	8.40%	8.40%
25	8.96%	10.57%	67	8.37%	8.37%
26	8.94%	10.53%	68	9.22%	9.22%
27	9.22%	10.69%	69	8.29%	8.29%
28	8.91%	10.45%	70	8.52%	8.52%
29	9.18%	10.61%	71	8.20%	8.20%
30	8.87%	10.37%	72	8.43%	8.43%
31	9.28%	10.76%	73	8.12%	8.12%
32	9.89%	11.15%	74	8.08%	8.08%
33	9.22%	10.66%	75	8.31%	8.31%
34	9.50%	10.83%	76	8.00%	8.00%
35	9.17%	10.56%	77	8.23%	8.23%
36	9.44%	10.73%	78	7.93%	7.93%
37	9.38%	10.72%	79	7.90%	7.90%
38	9.35%	10.66%	80	8.40%	8.40%
39	9.62%	10.83%	81	7.82%	7.82%
40	9.28%	10.54%	82	8.05%	8.05%
41	9.55%	10.72%			
42	9.21%	10.43%			


OPTION
ONE
MORTGAGE CORPORATION

Banc of America Securities | RBS Greenwich Capital

RMBS New Issue Term Sheet

$241,449,000 Certificates (approximate)

Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3

Offered Classes: A-1A

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

July 5, 2005



Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3

Certificates

Class	*Expected* Approximate Size[(A)]	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*[(C)]	*Expected* Principal Window (mos) *Call/Mat*[(C)]	*Expected* Last Distribution Date *Call/Mat*[(C)]	*Expected* Credit Enhancement	*Expected* Ratings		
								Fitch	Moody's	S&P
A-1A	241,449,000	Flt	Sen	2.70 / 2.88	1 to 79 / 1 to 173	Feb-12 / Dec-19	19.50%	AAA	Aaa	AAA
A-1B[(B)]	60,363,000	Flt	Sen Mezz	*Not Offered Hereby*				AAA	Aaa	AAA
A-2[(B)]	200,608,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-3[(B)]	171,223,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-4[(B)]	211,274,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-5[(B)]	81,083,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
M-1[(B)]	43,200,000	Flt	Mezz	*Not Offered Hereby*				AA+	Aa1	AA+
M-2[(B)]	37,800,000	Flt	Mezz	*Not Offered Hereby*				AA	Aa2	AA
M-3[(B)]	22,800,000	Flt	Mezz	*Not Offered Hereby*				AA-	Aa3	AA-
M-4[(B)]	21,600,000	Flt	Mezz	*Not Offered Hereby*				A+	A1	A+
M-5[(B)]	19,200,000	Flt	Mezz	*Not Offered Hereby*				A	A2	A
M-6[(B)]	18,000,000	Flt	Mezz	*Not Offered Hereby*				A-	A3	A-
M-7[(B)]	17,400,000	Flt	Mezz	*Not Offered Hereby*				BBB+	Baa1	BBB+
M-8[(B)]	13,200,000	Flt	Mezz	*Not Offered Hereby*				BBB	Baa2	BBB
M-9[(B)]	7,200,000	Flt	Mezz	*Not Offered Hereby*				BBB-	Baa3	BBB-
M-10[(B)]	6,000,000	Flt	Mezz	*Not Offered Hereby*				BB+	Ba1	BB+
M-11[(B)]	12,000,000	Flt	Mezz	*Not Offered Hereby*				BB	Ba2	BB

(A) The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
(B) The Class A-1B, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Clas M-11 Certificates will be offered pursuant to the prospectus, but will be excluded from this term sheet.
(C) Calculated based on the Pricing Speed.

Structure:

(1) The Class A-1A and Class A-1B Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.
(2) The margins on the Class A Certificates will double and the margins on the Mezzanine Certificates will be equal to 1.5x their original margins after the Optional Termination Date.
(3) Each class of Certificates will be subject to a Net WAC Rate as described herein.
(4) The Mezzanine Certificates will most likely not receive principal distributions prior to the Stepdown Date.



Pricing Speed

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Summary of Important Dates

Deal Information		*Collateral Information*	
Expected Pricing	[Jul-06-2005]	Statistical Cut-off Date	Jun-01-2005
Expected Settlement	Jul-14-2005	Cut-off Date	Jul-01-2005
First Distribution	Aug-25-2005	Next Payment Date	Jul-01-2005
Expected Stepdown	Aug-25-2008		

Certificate Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Scheduled Distribution Date [(A)]	Rated Maturity Date
A-1A	Jul-14-2005	0	Act/360	0	Jul-25-2035	Aug-2035

(A) The Expected Last Scheduled Distribution Date is calculated assuming no prepayments and run to maturity.



Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (212) 847-5095
Pat Beranek		patrick.beranek@bankofamerica.com
Charlene Balfour		charlene.c.balfour@bankofamerica.com
Global ABS Group		Fax: (704) 388-9668
Chris Schiavone	(212) 933-2794	chris.schiavone@bankofamerica.com
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Pauwla Rumli	(704) 387-1156	pauwla.rumli@bankofamerica.com
Luna Nguyen	(704) 683-4190	luna.nguyen@bankofamerica.com
Rating Agencies		
Wen Hsu – Fitch	(212) 908-0633	wen.hsu@fitchratings.com
Joe Grohotolski – Moody's	(212) 553-4619	joseph.grohotolski@moodys.com
Monica Perelmuter – S&P	(212) 438-6309	monica_perelmuter@sandp.com


OPTION
ONE

SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3.
Offered Certificates:	The Class A-1A Certificates.
Non-Offered Certificates:	The Class A-1B, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (together and with the Class A-1A Certificates, the "Class A Certificates") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (the "Mezzanine Certificates"), Class C Certificates, Class P Certificates and Residual Certificates (the "Certificates").
Offering Type:	The Offered Certificates will be offered publicly pursuant to a private placement memorandum.
Originator and Master Servicer:	Option One Mortgage Corporation.
Trustee and Custodian:	Wells Fargo Bank, N.A.
Depositor:	Option One Mortgage Acceptance Corporation.
Co-Lead Managers:	Banc of America Securities LLC and RBS Greenwich Capital.
Co-Managers:	JP Morgan Securities Inc., Citigroup, Lehman Brothers, BNP Paribas and H&R Block Financial Advisors Inc.
Swap Provider:	[TBD]
Swap Administrator:	Wells Fargo Bank, N.A.
Closing Date:	On or about July 14, 2005.
Tax Status:	The Trust will be classified as a REMIC for federal income tax purposes
ERISA Eligibility:	The Offered Certificates are <u>not</u> expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will <u>not</u> constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in August 2005.
Accrued Interest:	The price to be paid by investors for the Class A Certificates and Mezzanine Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Class A Certificates and Mezzanine Certificates, Actual/360.
Payment Delay:	With respect to the Class A Certificates and Mezzanine Certificates, 0 days.


OPTION
ONE

SUMMARY OF TERMS (Continued)

Stepped Servicing Fees: Approximately 0.30% per annum on the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, approximately 0.40% per annum on the aggregate principal balance of the Mortgage Loans for months 11 through 30 from the month of the Closing Date and approximately 0.65% per annum on the aggregate principal balance of the Mortgage Loans for months 31 and thereafter from the month of the Closing Date.

Trustee Fees: Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.

Statistical Cut-off Date: June 1, 2005.

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of each Mortgage Loan or (ii) the close of business July 1, 2005.

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $897,874,630, of which: (i) approximately $280,527,363 consisting of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $617,347,266 consisting of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans as of the Statistical Cut-off Date. The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to equal approximately $1,200,000,000 after the deposit of additional Mortgage Loans on or before the Closing Date (the "Mortgage Loans as of the Cut-off Date").

Optional Termination Date: The Master Servicer will have the right to purchase all of the Mortgage Loans in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.



CREDIT ENHANCEMENT

Credit Enhancement:

Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination and Net Swap Payments.

Certificate Credit Enhancement

(1) The Class A Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 18.20% subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 14.60% in subordinate Mezzanine Certificates and the Overcollateralization Amount

(3) The Class M-2 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 11.45% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 9.55% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 7.75% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 6.15% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 4.65% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(8) The Class M-7 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 3.20% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(9) The Class M-8 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 2.10% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(10) The Class M-9 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 1.50% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(11) The Class M-10 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 1.00% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(12) The Class M-11 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, and the Overcollateralization Amount.



CREDIT ENHANCEMENT (Continued)

Overcollateralization Target Amount: The Overcollateralization Target Amount will be approximately 1.30% of the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date.

***Expected* Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	19.50%	39.00%
M-1	15.90%	31.80%
M-2	12.75%	25.50%
M-3	10.85%	21.70%
M-4	9.05%	18.10%
M-5	7.45%	14.90%
M-6	5.95%	11.90%
M-7	4.50%	9.00%
M-8	3.40%	6.80%
M-9	2.80%	5.60%
M-10	2.30%	4.60%
M-11	1.30%	2.60%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Certificates (other than the Class C Certificates). On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to restore the Overcollateralization Amount to the Overcollateralization Target Amount.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.


OPTION
ONE

CREDIT ENHANCEMENT (Continued)

Overcollateralization Deficiency Amount: The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

Available Funds: Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee or the Swap Provider (including any Net Swap Payment or Swap Termination Payment owed to the Swap Account): (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related due date and received by the Master Servicer by the determination date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, insurance proceeds, net liquidation proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges and (iii) payments from the Master Servicer in connection with Advances and prepayment interest shortfalls for such Distribution Date.

Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess, if any, of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in August 2008 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 39.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans.



CREDIT ENHANCEMENT (Continued)

Trigger Event: A Trigger Event is in effect with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than 41.25% of the Credit Enhancement Percentage for the prior distribution date or (ii) if the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2007 – July 2008	1.25% for August 2007, plus 1/12 of 1.75% thereafter
August 2008 – July 2009	3.00% for August 2008, plus 1/12 of 1.75% thereafter
August 2009 – July 2010	4.75% for August 2009, plus 1/12 of 1.00% thereafter
August 2010 – July 2011	5.75% for August 2010, plus 1/12 of 0.50% thereafter
August 2011 and thereafter	6.25%

Sequential Trigger Event: A Sequential Trigger Event is in effect with respect to any Distribution Date if (i) a Trigger Event is in effect or (ii) if, prior to the Distribution Date in August 2007, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 1.25% plus 1/12 of 1.75% for each month thereafter.


OPTION
ONE

PASS-THROUGH RATES

Pass-Through Rate: The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate: The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any fixed rate mortgage loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Maximum Cap Rate: The Maximum Cap Rate for each class of Certificates and any Distribution Date is a per annum rate equal to (x) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, plus an amount, expressed as a per annum rate, equal to a fraction, the numerator of which is equal to the Net Swap Payment received by the Trust and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Accrual Period).


OPTION
ONE

PASS-THROUGH RATES (Continued)

Net WAC Rate:

The Net WAC Rate for each class of Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the (x) weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans minus (y) the sum of (i) an amount, expressed as a percentage, equal to the Net Swap Payment owed to the Swap Provider divided by the aggregate principal balance of the Mortgage Loans and (ii) an amount, expressed as a percentage, equal to the Swap Termination Payment, if any, payable by the Trust divided by the the outstanding principal balance of the Mortgage Loan Schedule.

Net WAC Rate Carryover Amount:

For any Distribution Date the "Net WAC Rate Carryover Amount" for any class of Certificates is the sum of (1) the excess, if any, of the amount of interest that would have accrued on such class had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Dates, and (3) accrued interest at the related Formula Rate on the amount described in clause (2) for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with notional amount as shown in the Swap Schedule herein. Under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.17%] per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule. Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling Agreement. Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificate holders.**


OPTION
ONE

INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for each such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.


OPTION
ONE

INTEREST DISTRIBUTIONS (Continued)

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date;

(vii) to the holders of the Class M-7 Certificates, current interest for such class for such Distribution Date;

(viii) to the holders of the Class M-8 Certificates, current interest for such class for such Distribution Date;

(ix) to the holders of the Class M-9 Certificates, current interest for such class for such Distribution Date;

(x) to the holders of the Class M-10 Certificates, current interest for such class for such Distribution Date;

(xi) to the holders of the Class M-11 Certificates, current interest for such class for such Distribution Date; and

(xii) any remainder as described under "Excess Cashflow Distribution".


OPTION ONE

PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1A and Class A-1B Certificates as described below until the certificate principal balance of each such class has been reduced to zero; and

(ii) sequentially, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to II(i) below;

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) sequentially, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the holders of the Class A-1A and Class A-1B Certificates as described below, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero;

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero;

(vii) to the Class M-7 Certificates until the certificate principal balance is reduced to zero;

(viii) to the Class M-8 Certificates until the certificate principal balance is reduced to zero;

(ix) to the Class M-9 Certificates until the certificate principal balance is reduced to zero;

(x) to the Class M-10 Certificates until the certificate principal balance is reduced to zero; and

(xi) to the Class M-11 Certificates until the certificate principal balance is reduced to zero.


OPTION
ONE

PRINCIPAL DISTRIBUTIONS (Continued)

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount will be distributed in the following order of priority:

(i) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount, until the certificate principal balance of each such class has been reduced to zero; and

(ii) sequentially, to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, the Group II Senior Principal Distribution Amount remaining undistributed, until the certificate principal balance of each such class has been reduced to zero.

V. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount will be distributed in the following order of priority:

(i) sequentially, to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, the Group II Senior Principal Distribution Amount until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount remaining undistributed until the certificate principal balance of each such class has been reduced to zero.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vii) to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(viii) to the Class M-8 Certificates, the Class M-8 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ix) to the Class M-9 Certificates, the Class M-9 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(x) to the Class M-10 Certificates, the Class M-10 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero; and

(xi) to the Class M-11 Certificates, the Class M-11 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.


OPTION
ONE

PRINCIPAL DISTRIBUTIONS (Continued)

All principal distribution to the Class A-1A and Class A-1B Certificates will be made concurrently to the Class A-1A and Class A-1B Certificates, *pro rata*; provided, however, that if a Sequential Trigger Event is in effect, principal distributions will be distributed sequentially to the Class A-1A and Class A-1B Certificates, in that order, in each case until their respective certificate principal balances are reduced to zero.



EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any Excess Cashflow shall be paid as follows:

(i) to restore or maintain the Overcollateralization Amount to the Overcollateralization Target Amount payable in the same manner and priorities as described under Principal Distributions above;

(ii) to the Class A-1B Certificates, any Allocated Realized Loss Amount;

(iii) to the Class M-1 Certificates, any Unpaid Interest Shortfall Amount;

(iv) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(v) to the Class M-2 Certificates, any Unpaid Interest Shortfall Amount;

(vi) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vii) to the Class M-3 Certificates, any Unpaid Interest Shortfall Amount;

(viii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(ix) to the Class M-4 Certificates, any Unpaid Interest Shortfall Amount;

(x) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(xi) to the Class M-5 Certificates, any Unpaid Interest Shortfall Amount;

(xii) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xiii) to the Class M-6 Certificates, any Unpaid Interest Shortfall Amount;

(xiv) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xv) to the Class M-7 Certificates, any Unpaid Interest Shortfall Amount;

(xvi) to the Class M-7 Certificates, any Allocated Realized Loss Amounts;

(xvii) to the Class M-8 Certificates, any Unpaid Interest Shortfall Amount;

(xviii) to the Class M-8 Certificates, any Allocated Realized Loss Amounts;

(xix) to the Class M-9 Certificates, any Unpaid Interest Shortfall Amount;

(xx) to the Class M-9 Certificates, any Allocated Realized Loss Amounts;

(xxi) to the Class M-10 Certificates, any Unpaid Interest Shortfall Amount;

(xxii) to the Class M-10 Certificates, any Allocated Realized Loss Amounts;

(xxiii) to the Class M-11 Certificates, any Unpaid Interest Shortfall Amount;

(xxiv) to the Class M-11 Certificates, any Allocated Realized Loss Amounts;

(xxv) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts first, *pro rata*, to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates; and

(xxvi) any remaining amounts to the Residual Certificates which are not offered hereby.


OPTION ONE

SWAP PAYMENT DISTRIBUTION

On each Distribution Date, following the distribution of Excess Cashflow, payments shall be distributed from the Swap Account as follows:

(i) to the Swap Provider, any Net Swap Payment owed to the Swap Provider pursuant to the Swap Agreement for such Distribution Date;

(ii) to the Swap Provider, any Swap Termination Payment owed to the Swap Provider not due to a Swap Provider trigger event pursuant to the Swap Agreement;

(iii) to the Class A Certificates, any unpaid interest, pro rata, including any accrued unpaid interest from a prior Distribution Date;

(iv) to the Mezzanine Certificates, sequentially, any unpaid interest including any accrued unpaid interest from prior Distribution Dates;

(v) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts with respect to the Class A and Mezzanine Certificates to such Certificates first, *pro rata,* to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates;

(vi) to the Class A Certificates, pro rata, any principal and to the Mezzanine Certificates, sequentially, any principal in accordance with the principal payment provision described above in an amount necessary to maintain the applicable Overcollateralization Target Amount; and

(vii) to the Class A-1B and Mezzanine Certificates, sequentially, any remaining Allocated Realized Loss Amounts.



DEFINITIONS

Allocated Realized Loss Amount:

An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates or the Class A-1B Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 68.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION ONE

DEFINITIONS (Continued)

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 78.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 81.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 85.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 88.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION
ONE

DEFINITIONS (Continued)

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount) and the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount) and the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

DEFINITIONS (Continued)

Class M-9 Principal Distribution Amount: The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount) and the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 94.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-10 Principal Distribution Amount: The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount), the Class M-9 Certificates (after taking into account the Class M-9 Principal Distribution Amount) and the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION ONE

DEFINITIONS (Continued)

Class M-11 Principal Distribution Amount:	The Class M-11 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount), the Class M-9 Certificates (after taking into account the Class M-9 Principal Distribution Amount), the Class M-10 Certificates (after taking into account the Class M-10 Principal Distribution Amount) and the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.
Extra Principal Distribution Amount:	The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.
Group I Basic Principal Distribution Amount:	The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group I Principal Percentage.
Group I Interest Remittance Amount:	The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.
Group I Principal Distribution Amount:	The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group I Principal Percentage.
Group I Principal Percentage:	The Group I Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.


OPTION
ONE

DEFINITIONS (Continued)

Group I Principal Remittance Amount: The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group I Senior Principal Distribution Amount: Group I Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the aggregate certificate principal balance of the Class A-1A and Class A-1B Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 61.00% and (2) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period minus the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group I Mortgage Loans on the Cut-off Date.

Group II Basic Principal Distribution Amount: The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group II Principal Percentage.

Group II Interest Remittance Amount: The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group II Principal Percentage.



DEFINITIONS (Continued)

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Group II Principal Percentage: The Group II Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Interest Remittance Amount: The Interest Remittance Amount is the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.



DEFINITIONS (Continued)

Group II Senior Principal Distribution Amount:

Group II Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the certificate principal balances of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 61.00% and (2) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period minus the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group II Mortgage Loans on the Cut-off Date.

Realized Loss:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third, to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates, thirteenth to the Class M-1 Certificates, and fourteenth, with respect to any remaining realized losses on the Group I Mortgage Loans, to the Class A-1B Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1A, Class A-2, Class A-3, Class A-4 or Class A-5 Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A-1A, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates all interest and principal amounts to which such Certificates are then entitled.

Senior Principal Distribution Amount:

The Senior Principal Distribution Amount is an amount equal to the sum of (i) the Group I Senior Principal Distribution Amount and (ii) the Group II Senior Principal Distribution Amount.


OPTION
ONE

DEFINITIONS (Continued)

Unpaid Interest Shortfall Amount:

The Unpaid Interest Shortfall Amount means (i) for each class of Class A Certificates and Mezzanine Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the most recently ended Interest Accrual Period.


OPTION ONE

DESCRIPTION OF COLLATERAL

INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$897,874,629.65	$25,835.56	$1,280,000.00
Number of Loans	5,019		
Average Original Loan Balance	$178,931.97	$50,000.00	$1,280.000.00
Average Current Loan Balance	$178,895.12		
(1) Weighted Average Combined Original LTV	79.36%	12.05%	100.00%
(1) Weighted Average Gross Coupon	7.452%	4.750%	12.650%
(1) (2) Weighted Average Gross Margin	5.554%	3.000%	10.340%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	180
(1) Weighted Average Remaining Term to Maturity (months)	358	117	360
(1) (3) Weighted Average Credit Score	621	500	814

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.11% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.65%
	Fixed	15.35%
Fully Amortizing Mortgage Loans		77.69%
Lien	First	99.01%
	Second	0.99%
Property Type	SFR	74.67%
	PUD	10.26%
	2-4 Family	9.52%
	Low Rise Condo	4.28%
	Manufactured Housing	0.96%
	High Rise Condo	0.30%
Occupancy Status	Owner Occupied	91.97%
	Non-Owner Occupied	6.43%
	Second Home	1.59%
Geographic Distribution	California	17.29%
	Florida	10.95%
	Massachusetts	8.29%
	New York	7.29%
	Texas	6.47%
	New Jersey	5.51%
Number of States	49	
Largest Zip Code Concentration	92595	0.19%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		70.19%


OPTION
ONE

GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$280,527,363.49	$49,878.73	$511,000.00
Number of Loans	1,922		
Average Original Loan Balance	$145,978.41	$50,000.00	$511,000.00
Average Current Loan Balance	$145,955.96		
(1) Weighted Average Combined Original LTV	79.34%	13.91%	100.00%
(1) Weighted Average Gross Coupon	7.464%	4.750%	12.000%
(1) (2) Weighted Average Gross Margin	5.656%	3.100%	7.990%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	6	36
(1) Weighted Average Remaining Term to Maturity (months)	358	177	360
(1) (3) Weighted Average Credit Score	621	500	804

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 98.64% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.38%
	Fixed	15.62%
Fully Amortizing Mortgage Loans		91.05%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	78.19%
	2-4 Family	9.05%
	PUD	8.79%
	Low Rise Condo	3.88%
	High Rise Condo	0.09%
Occupancy Status	Owner Occupied	92.49%
	Non-Owner Occupied	6.68%
	Second Home	0.83%
Geographic Distribution	California	13.19%
	Texas	9.50%
	Florida	8.98%
	Massachusetts	7.71%
	New York	5.85%
Number of States	49	
Largest Zip Code Concentration	92553	0.29%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		69.94%

Range of Mortgage Coupons (%)

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$148,000.00	0.05%	25.88%	4.750%	635	80.00%	360	360	0
5.001% to 5.500%	23	4,075,299.92	1.45	39.88	5.333	683	73.58	360	360	0
5.501% to 6.000%	99	19,350,402.63	6.90	40.76	5.889	677	74.85	358	358	0
6.001% to 6.500%	218	40,944,577.25	14.60	40.87	6.314	660	76.34	356	356	0
6.501% to 7.000%	322	49,139,388.24	17.52	39.44	6.798	646	78.24	357	357	0
7.001% to 7.500%	282	39,886,608.55	14.22	38.96	7.289	627	80.22	358	358	0
7.501% to 8.000%	359	48,043,823.71	17.13	40.73	7.794	606	81.49	358	357	0
8.001% to 8.500%	206	26,893,641.17	9.59	41.41	8.305	589	81.78	360	360	0
8.501% to 9.000%	210	27,666,146.04	9.86	41.17	8.789	572	80.66	359	359	0
9.001% to 9.500%	113	13,862,832.53	4.94	38.78	9.273	561	82.35	360	360	0
9.501% to 10.000%	61	7,689,168.34	2.74	37.68	9.725	552	81.21	357	357	0
10.001% to 10.500%	17	1,948,005.18	0.69	35.69	10.268	553	72.60	360	360	0
10.501% to 11.000%	6	496,967.25	0.18	39.35	10.825	568	87.98	360	359	1
11.001% to 11.500%	3	232,752.68	0.08	32.58	11.254	537	76.65	360	360	0
11.501% to 12.000%	2	149,750.00	0.05	31.95	11.867	566	79.98	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Combined Original Loan-to-Value Ratio (%)

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	2	$137,600.00	0.05%	29.08%	7.698%	577	14.04%	360	360	0
15.01% to 20.00%	3	317,000.00	0.11	42.31	7.076	610	18.03	326	326	0
20.01% to 25.00%	6	532,800.00	0.19	32.43	6.961	662	22.74	326	326	0
25.01% to 30.00%	3	255,000.00	0.09	35.18	8.725	571	26.99	299	299	0
30.01% to 35.00%	11	1,592,122.52	0.57	32.75	7.181	656	33.28	345	344	0
35.01% to 40.00%	9	1,258,960.00	0.45	46.09	6.386	656	37.37	341	341	0
40.01% to 45.00%	9	1,234,867.00	0.44	37.02	7.576	630	41.93	360	360	0
45.01% to 50.00%	21	3,324,460.00	1.19	41.15	7.116	603	48.19	360	360	0
50.01% to 55.00%	28	4,989,290.00	1.78	35.52	7.512	603	52.38	353	353	0
55.01% to 60.00%	38	6,036,929.64	2.15	39.45	7.284	612	57.31	342	342	0
60.01% to 65.00%	88	14,920,162.40	5.32	39.07	7.150	613	63.36	354	354	0
65.01% to 70.00%	97	18,853,906.29	6.72	40.28	7.210	608	68.82	359	359	0
70.01% to 75.00%	95	17,477,365.34	6.23	40.70	7.664	600	74.13	359	359	0
75.01% to 80.00%	912	114,046,572.84	40.65	40.02	7.325	624	79.82	359	359	0
80.01% to 85.00%	104	18,824,088.80	6.71	40.48	7.505	630	84.48	360	360	0
85.01% to 90.00%	249	39,783,239.42	14.18	41.47	7.707	627	89.72	359	359	0
90.01% to 95.00%	232	34,309,685.09	12.23	39.93	7.908	622	94.69	358	358	0
95.01% to 100.00%	15	2,633,314.15	0.94	40.89	7.412	654	99.31	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Cut-off Date Principal Balance ($)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	14	$699,771.94	0.25%	39.26%	8.774%	566	65.06%	360	360	0
$50,000.01 to $75,000.00	232	14,829,450.68	5.29	37.54	8.197	620	79.77	357	357	0
$75,000.01 to $100,000.00	334	29,672,069.43	10.58	38.72	7.876	611	78.48	356	356	0
$100,000.01 to $125,000.00	372	41,804,498.60	14.90	40.22	7.644	613	81.92	358	358	0
$125,000.01 to $150,000.00	348	47,601,964.51	16.97	39.07	7.408	620	79.68	357	357	0
$150,000.01 to $175,000.00	124	20,072,138.82	7.16	38.66	7.610	606	80.10	357	357	0
$175,000.01 to $200,000.00	113	21,213,855.05	7.56	39.68	7.313	623	75.10	357	356	0
$200,000.01 to $225,000.00	75	15,815,897.18	5.64	40.58	7.045	641	77.48	360	360	0
$225,000.01 to $250,000.00	100	23,841,551.09	8.50	41.26	7.356	627	80.25	356	356	0
$250,000.01 to $275,000.00	56	14,705,488.92	5.24	40.71	7.038	625	78.15	360	360	0
$275,000.01 to $300,000.00	51	14,621,712.86	5.21	41.91	7.139	638	79.50	360	360	0
$300,000.01 to $325,000.00	38	11,849,562.32	4.22	41.83	7.050	630	78.00	360	360	0
$325,000.01 to $350,000.00	38	12,839,303.90	4.58	43.86	7.284	612	81.39	360	360	0
$350,000.01 to $375,000.00	8	2,854,550.00	1.02	41.43	7.828	588	79.68	360	360	0
$375,000.01 to $400,000.00	6	2,324,984.00	0.83	41.98	7.606	606	80.59	360	360	0
$400,000.01 to $425,000.00	4	1,658,800.00	0.59	42.36	6.637	697	79.98	360	360	0
$425,000.01 to $450,000.00	6	2,616,764.19	0.93	39.58	6.884	687	78.70	360	359	1
$475,000.01 to $500,000.00	2	994,000.00	0.35	53.54	7.511	676	73.54	360	360	0
$500,000.01 to $525,000.00	1	511,000.00	0.18	54.66	8.000	549	70.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**




Original Term to Maturity (Months)

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	23	$2,862,105.75	1.02%	37.49%	7.089%	654	64.39%	180	180	0
240	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
360	1,894	277,104,507.74	98.78	40.17	7.469	621	79.52	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Remaining Term to Maturity (Months)

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	23	$2,862,105.75	1.02%	37.49%	7.089%	654	64.39%	180	180	0
236 to 240	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
351 to 355	8	1,595,234.90	0.57	45.80	8.171	568	77.73	360	354	6
356 to 360	1,886	275,509,272.84	98.21	40.13	7.465	621	79.53	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	1	$429,000.00	0.15%	25.75%	5.990%	804	64.03%	360	360	0
751 to 800	36	7,467,948.82	2.66	40.77	6.437	772	80.48	360	360	0
701 to 750	105	16,635,159.99	5.93	40.28	6.611	720	79.06	354	354	0
651 to 700	412	63,697,701.00	22.71	38.88	6.836	672	79.07	356	356	0
601 to 650	538	75,540,772.63	26.93	40.37	7.161	627	81.28	357	357	0
551 to 600	576	77,525,559.62	27.64	40.46	8.004	578	79.50	359	359	0
501 to 550	218	34,956,688.20	12.46	41.62	8.579	531	76.20	360	359	0
451 to 500	3	466,846.37	0.17	41.33	9.226	500	58.51	360	358	2
Not Available	33	3,807,686.86	1.36	35.97	8.429	0	74.11	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	100	$14,228,820.52	5.07%	38.88%	8.290%	566	77.30%	357	356	0
AA	211	33,812,794.25	12.05	41.54	7.983	582	81.41	359	359	0
AA+	1,483	211,564,236.45	75.42	40.07	7.205	637	80.05	358	357	0
B	94	14,704,631.74	5.24	38.98	8.539	556	71.79	359	359	0
C	27	4,712,350.58	1.68	38.85	9.005	554	67.39	360	360	0
CC	6	1,411,409.95	0.50	45.32	9.141	566	62.19	360	358	2
NG	1	93,120.00	0.03	40.59	7.350	608	80.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	1,552	$219,355,445.56	78.19%	39.83%	7.464%	619	79.69%	358	358	0
2-4 Family	115	25,374,117.64	9.05	42.20	7.554	638	75.53	358	358	0
PUD	171	24,649,870.78	8.79	40.15	7.352	610	78.96	357	357	0
Low Rise Condo	82	10,891,429.51	3.88	41.25	7.465	642	81.73	360	360	0
High Rise Condo	2	256,500.00	0.09	46.72	8.881	668	95.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Occupancy Status

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,776	$259,464,409.25	92.49%	40.04%	7.417%	619	79.32%	358	358	0
Non-Owner Occupied	132	18,742,135.39	6.68	41.12	8.170	647	80.16	358	358	0
Second Home	14	2,320,818.85	0.83	42.87	7.026	665	74.54	348	347	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	1,207	$162,913,117.13	58.07%	40.78%	7.401%	615	82.12%	359	359	0
Stated Income	712	117,255,384.14	41.80	39.24	7.548	630	75.48	357	356	0
Limited Income	3	358,862.22	0.13	40.23	8.329	598	77.24	360	359	1
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	962	$171,106,879.22	60.99%	40.12%	7.444%	625	79.01%	357	357	0
Purchase	821	84,871,261.94	30.25	40.10	7.504	616	80.82	360	360	0
R/T Refi	139	24,549,222.33	8.75	40.37	7.464	614	76.52	357	357	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,458	$199,783,948.74	71.22%	40.21%	7.736%	605	80.48%	360	360	0
30 Year Fixed	247	40,868,295.31	14.57	40.83	6.791	667	72.91	360	360	0
2/28 ARM with 5yr IO	101	22,474,847.80	8.01	38.95	6.462	664	83.06	360	360	0
3/27 ARM	67	10,177,252.08	3.63	41.08	7.484	629	80.48	360	360	0
3/27 ARM with 5yr IO	13	2,641,308.00	0.94	36.28	6.100	665	75.34	360	360	0
15 Year Fixed	15	2,042,793.37	0.73	36.39	6.714	662	57.01	180	180	0
2/13 ARM	8	819,312.38	0.29	40.24	8.023	632	82.79	180	180	0
6 Month ARM	5	816,800.00	0.29	33.21	7.941	641	84.83	360	360	0
20 Year Fixed	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
30 Year Fixed Rate Reduction	3	342,055.81	0.12	34.79	7.567	676	65.43	360	359	1
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Interest Only Mortgage Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	114	$25,116,155.80	8.95%	38.67%	6.424%	664	82.25%	360	360	0
Not Interest Only	1,808	255,411,207.69	91.05	40.28	7.566	617	79.06	358	358	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**






OPTION ONE

Lien Position

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,922	$280,527,363.49	100.00%	40.13%	7.464%	621	79.34%	358	358	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	508	$84,332,803.21	30.06%	40.27%	7.572%	623	79.39%	359	359	0
12	72	16,045,294.83	5.72	40.94	7.167	641	76.94	357	357	0
24	1,104	143,665,959.06	51.21	39.92	7.572	609	81.04	359	359	0
36	238	36,483,306.39	13.01	40.34	6.917	652	73.58	351	351	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Geographic Distribution

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	175	$37,015,138.71	13.19%	41.03%	6.939%	617	71.31%	357	357	0
Texas	246	26,659,806.93	9.50	40.33	7.792	605	80.23	357	357	0
Florida	187	25,180,717.88	8.98	39.72	7.352	620	78.56	359	359	0
Massachusetts	96	21,627,556.49	7.71	40.04	6.997	646	76.64	360	360	0
New York	71	16,407,662.43	5.85	41.30	7.307	631	74.73	357	357	0
Michigan	117	13,847,408.02	4.94	39.69	7.631	629	83.49	360	360	0
Illinois	77	11,891,480.30	4.24	39.88	7.976	602	84.86	360	359	1
New Jersey	49	10,839,438.94	3.86	41.76	7.568	621	79.39	357	357	0
Georgia	81	10,585,461.17	3.77	41.52	7.666	631	84.11	358	358	0
Pennsylvania	88	10,024,483.04	3.57	39.91	7.323	631	81.70	348	347	0
Ohio	73	8,258,033.13	2.94	38.14	7.535	627	86.84	360	360	0
Virginia	50	7,070,528.02	2.52	39.97	7.920	606	81.75	360	360	0
Connecticut	37	5,516,509.31	1.97	40.97	7.614	611	73.56	360	360	0
Maryland	26	5,466,249.90	1.95	38.43	7.849	597	73.93	360	360	0
Colorado	38	5,305,080.73	1.89	39.99	7.188	641	84.65	360	360	0
Wisconsin	29	4,544,026.02	1.62	39.73	7.937	619	84.18	354	353	0
Arizona	29	4,091,678.86	1.46	38.18	7.451	606	83.69	360	360	0
Rhode Island	22	4,081,579.61	1.45	40.52	7.229	643	80.07	360	360	0
Minnesota	22	3,555,046.00	1.27	39.89	7.577	628	82.34	360	360	0
Missouri	31	3,470,084.40	1.24	39.02	8.504	594	87.92	352	352	0
Kentucky	32	3,368,138.10	1.20	41.19	7.192	634	82.53	360	360	0
Maine	22	3,352,468.67	1.20	41.11	7.444	648	81.31	360	360	0
New Hampshire	21	3,331,112.00	1.19	42.14	7.723	598	78.14	360	360	0
Washington	24	3,228,740.00	1.15	41.98	7.083	649	85.34	360	360	0
North Carolina	29	3,032,243.15	1.08	37.99	8.025	608	84.16	360	360	0
Louisiana	27	2,890,825.62	1.03	38.11	8.110	609	83.24	345	344	0
Tennessee	30	2,808,519.68	1.00	38.44	7.815	616	82.81	351	350	0
Nevada	14	2,776,305.97	0.99	39.99	7.297	620	81.84	360	359	1
Indiana	27	2,565,749.84	0.91	39.32	7.646	620	80.91	354	354	0
South Carolina	18	2,020,628.36	0.72	39.07	7.698	599	80.01	360	360	0
Vermont	13	1,748,135.00	0.62	38.38	7.516	643	80.82	360	360	0
Oklahoma	18	1,722,504.45	0.61	35.47	7.655	597	83.14	360	360	0
Utah	13	1,622,010.65	0.58	38.77	7.309	619	82.88	360	360	0
Oregon	13	1,615,106.43	0.58	38.32	7.196	625	74.28	360	360	0
Alabama	16	1,609,248.00	0.57	41.61	7.736	605	82.17	360	360	0
Idaho	12	1,210,120.00	0.43	34.62	7.633	614	80.98	360	360	0
Hawaii	3	1,165,714.19	0.42	41.28	6.725	693	77.89	360	358	2
Arkansas	10	887,743.15	0.32	43.51	8.430	585	85.44	360	359	1
Wyoming	7	784,760.00	0.28	40.04	6.998	642	83.46	360	360	0
Iowa	7	693,649.00	0.25	39.63	8.054	620	87.27	360	360	0
Kansas	5	576,600.00	0.21	31.59	8.922	598	87.55	360	360	0
Mississippi	5	562,441.36	0.20	38.67	7.968	594	86.48	360	359	1
District of Columbia	2	493,950.00	0.18	32.79	6.262	649	56.63	360	360	0
Delaware	2	320,550.00	0.11	38.92	8.617	567	81.40	360	360	0
Montana	2	183,600.00	0.07	35.75	8.308	612	80.00	360	360	0
South Dakota	2	182,400.00	0.07	46.19	7.889	566	80.00	360	360	0
Alaska	1	176,000.00	0.06	36.82	6.950	652	47.57	360	360	0
North Dakota	2	103,200.00	0.04	41.90	9.107	569	84.88	360	360	0
Nebraska	1	56,929.98	0.02	20.83	10.400	617	95.00	360	357	3
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Range of Gross Margins (%) – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.001% to 3.500%	11	$2,124,640.00	0.90%	38.61%	5.615%	682	74.18%	360	360	0
3.501% to 4.000%	44	7,273,793.98	3.07	41.43	5.763	674	74.47	360	360	0
4.001% to 4.500%	138	21,494,991.63	9.08	39.42	6.327	670	76.98	360	360	0
4.501% to 5.000%	276	38,537,619.46	16.28	39.88	6.796	641	79.49	360	360	0
5.001% to 5.500%	353	49,000,210.19	20.70	39.70	7.264	627	80.81	359	359	0
5.501% to 6.000%	284	36,851,084.93	15.57	39.92	7.731	606	82.88	359	359	0
6.001% to 6.500%	186	27,480,162.29	11.61	40.69	8.106	588	82.68	359	359	0
6.501% to 7.000%	165	24,748,814.80	10.46	39.62	8.662	570	81.45	359	359	0
7.001% to 7.500%	126	18,066,971.99	7.63	40.41	8.988	558	81.72	359	359	0
7.501% to 8.000%	69	11,135,179.73	4.70	42.19	9.344	546	81.19	359	358	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**





Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	6	$1,119,949.54	0.47%	33.65%	7.917%	634	83.53%	360	359	1
2.000%	1	331,868.44	0.14	40.70	8.990	529	70.00	360	357	3
3.000%	1,645	235,261,651.02	99.39	40.09	7.584	613	80.69	359	359	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	1,652	$236,713,469.00	100.00%	40.06%	7.588%	613	80.69%	359	359	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**

Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	1	$148,000.00	0.06%	25.88%	4.750%	635	80.00%	360	360	0
11.001% to 11.500%	22	3,987,493.00	1.68	40.12	5.330	681	73.86	360	360	0
11.501% to 12.000%	69	13,351,558.30	5.64	41.68	5.861	670	78.26	360	360	0
12.001% to 12.500%	146	26,650,659.52	11.26	40.44	6.341	651	79.24	360	360	0
12.501% to 13.000%	252	37,446,656.17	15.82	39.20	6.796	636	79.47	359	359	0
13.001% to 13.500%	248	35,324,774.08	14.92	39.15	7.290	624	81.38	360	360	0
13.501% to 14.000%	330	44,245,843.71	18.69	40.62	7.796	604	82.35	358	358	0
14.001% to 14.500%	189	24,941,510.62	10.54	41.28	8.307	587	82.01	360	360	0
14.501% to 15.000%	200	26,532,239.63	11.21	40.98	8.786	572	80.83	359	359	0
15.001% to 15.500%	110	13,618,137.74	5.75	38.86	9.271	561	82.39	360	360	0
15.501% to 16.000%	62	8,021,036.78	3.39	37.80	9.695	551	80.75	357	357	0
16.001% to 16.500%	15	1,775,903.58	0.75	35.61	10.271	554	71.75	360	360	0
16.501% to 17.000%	4	337,153.19	0.14	38.16	10.771	540	88.47	360	360	0
17.001% to 17.500%	3	232,752.68	0.10	32.58	11.254	537	76.65	360	360	0
17.501% to 18.000%	1	99,750.00	0.04	36.61	11.800	0	75.00	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**

Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$148,000.00	0.06%	25.88%	4.750%	635	80.00%	360	360	0
5.001% to 5.500%	22	3,987,493.00	1.68	40.12	5.330	681	73.86	360	360	0
5.501% to 6.000%	70	13,674,859.46	5.78	41.96	5.905	667	78.17	360	360	0
6.001% to 6.500%	146	26,650,659.52	11.26	40.44	6.341	651	79.24	360	360	0
6.501% to 7.000%	252	37,446,656.17	15.82	39.20	6.796	636	79.47	359	359	0
7.001% to 7.500%	249	35,387,529.31	14.95	39.14	7.291	624	81.38	360	360	0
7.501% to 8.000%	328	43,859,787.32	18.53	40.53	7.797	604	82.41	358	358	0
8.001% to 8.500%	189	24,941,510.62	10.54	41.28	8.307	587	82.01	360	360	0
8.501% to 9.000%	201	26,864,108.07	11.35	40.98	8.789	571	80.70	359	359	0
9.001% to 9.500%	110	13,618,137.74	5.75	38.86	9.271	561	82.39	360	360	0
9.501% to 10.000%	61	7,689,168.34	3.25	37.68	9.725	552	81.21	357	357	0
10.001% to 10.500%	15	1,775,903.58	0.75	35.61	10.271	554	71.75	360	360	0
10.501% to 11.000%	4	337,153.19	0.14	38.16	10.771	540	88.47	360	360	0
11.001% to 11.500%	3	232,752.68	0.10	32.58	11.254	537	76.65	360	360	0
11.501% to 12.000%	1	99,750.00	0.04	36.61	11.800	0	75.00	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
December 2005	5	$816,800.00	0.35%	33.21%	7.941%	641	84.83%	360	360	0
November 2006	2	343,547.03	0.15	51.12	8.665	593	73.91	360	353	7
December 2006	1	177,933.94	0.08	36.37	9.250	518	75.00	360	354	6
January 2007	4	969,139.87	0.41	46.47	7.491	558	78.25	360	355	5
February 2007	6	778,312.74	0.33	42.59	6.815	640	81.37	360	356	4
March 2007	52	7,420,079.71	3.13	41.83	7.922	590	82.12	359	356	3
April 2007	28	4,017,254.22	1.70	41.63	7.811	612	83.82	360	358	2
May 2007	100	11,107,708.81	4.69	38.33	7.814	624	82.09	360	359	1
June 2007	1,086	156,349,967.60	66.05	40.18	7.583	612	80.51	359	359	0
July 2007	288	41,914,165.00	17.71	39.47	7.579	610	80.84	360	360	0
March 2008	3	453,370.02	0.19	40.87	7.316	656	77.45	360	357	3
April 2008	1	137,855.77	0.06	34.99	7.500	680	95.00	360	358	2
May 2008	2	254,904.09	0.11	36.60	6.856	616	80.00	360	359	1
June 2008	63	10,022,792.20	4.23	40.62	7.285	633	79.26	360	360	0
July 2008	11	1,949,638.00	0.82	38.02	6.753	652	79.55	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**


OPTION ONE

GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$617,347,266.16	$25,835.56	$1,280,000.00
Number of Loans	3,097		
Average Original Loan Balance	$199,382.97	$50,000.00	$1,280,000.00
Average Current Loan Balance	$199,337.19		
(1) Weighted Average Combined Original LTV	79.37%	12.05%	100.00%
(1) Weighted Average Gross Coupon	7.447%	4.990%	12.650%
(1) (2) Weighted Average Gross Margin	5.508%	3.000%	10.340%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	180
(1) Weighted Average Remaining Term to Maturity (months)	358	117	360
(1) (3) Weighted Average Credit Score	621	500	814

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.33% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.76%
	Fixed	15.24%
Fully Amortizing Mortgage Loans		71.63%
Lien	First	98.55%
	Second	1.45%
Property Type	SFR	73.08%
	PUD	10.93%
	2-4 Family	9.74%
	Low Rise Condo	4.46%
	Manufactured Housing	1.40%
	High Rise Condo	0.39%
Occupancy Status	Owner Occupied	91.74%
	Non-Owner Occupied	6.32%
	Second Home	1.94%
Geographic Distribution	California	19.15%
	Florida	11.85%
	Massachusetts	8.56%
	New York	7.94%
	New Jersey	6.26%
	Texas	5.09%
Number of States	47	
Largest Zip Code Concentration	33414	0.26%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		70.31%

Range of Mortgage Coupons (%)

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$760,000.00	0.12%	49.41%	4.997%	695	80.00%	360	360	0
5.001% to 5.500%	37	10,052,744.40	1.63	45.55	5.322	664	73.25	360	360	0
5.501% to 6.000%	140	44,644,711.33	7.23	40.53	5.862	666	76.76	360	360	0
6.001% to 6.500%	297	83,985,348.98	13.60	40.06	6.294	649	76.37	360	360	0
6.501% to 7.000%	532	129,606,272.27	20.99	41.40	6.807	640	79.41	359	359	0
7.001% to 7.500%	438	98,943,088.87	16.03	41.22	7.292	629	80.11	358	358	0
7.501% to 8.000%	498	95,403,679.89	15.45	39.94	7.767	613	81.46	358	358	0
8.001% to 8.500%	299	51,353,141.31	8.32	39.76	8.273	594	82.05	358	358	0
8.501% to 9.000%	272	38,693,948.89	6.27	38.46	8.769	576	79.53	357	357	0
9.001% to 9.500%	154	20,406,141.45	3.31	40.55	9.301	560	79.10	358	358	1
9.501% to 10.000%	155	17,730,338.00	2.87	39.30	9.767	558	79.76	355	355	0
10.001% to 10.500%	97	10,842,258.69	1.76	39.42	10.262	541	77.82	358	357	0
10.501% to 11.000%	87	7,966,004.82	1.29	39.97	10.786	555	81.88	357	357	1
11.001% to 11.500%	47	3,505,350.43	0.57	41.10	11.263	554	86.84	357	356	1
11.501% to 12.000%	31	2,584,349.92	0.42	39.51	11.780	545	76.14	353	352	1
12.001% to 12.500%	10	785,011.91	0.13	42.91	12.147	542	65.98	360	359	1
12.501% to 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Combined Original Loan-to-Value Ratio (%)

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	1	$50,000.00	0.01%	18.60%	7.650%	631	12.05%	360	360	0
15.01% to 20.00%	2	125,000.00	0.02	17.09	8.314	551	17.19	360	360	0
20.01% to 25.00%	10	1,611,955.48	0.26	42.46	6.727	604	23.10	349	349	0
25.01% to 30.00%	16	2,042,036.95	0.33	43.94	7.153	616	27.24	354	354	0
30.01% to 35.00%	14	1,798,000.00	0.29	31.00	7.531	593	32.81	349	349	0
35.01% to 40.00%	26	3,903,600.00	0.63	37.51	7.455	564	38.15	360	360	0
40.01% to 45.00%	29	4,030,649.68	0.65	36.66	7.454	602	42.28	355	355	0
45.01% to 50.00%	34	4,773,295.39	0.77	34.90	7.494	610	47.67	358	358	0
50.01% to 55.00%	40	8,027,323.04	1.30	37.98	7.150	613	52.74	359	359	0
55.01% to 60.00%	71	12,291,299.95	1.99	37.30	7.382	590	58.13	357	357	0
60.01% to 65.00%	134	23,338,355.79	3.78	39.65	7.568	601	63.38	358	357	0
65.01% to 70.00%	184	39,508,796.16	6.40	38.61	7.330	602	68.84	357	356	0
70.01% to 75.00%	307	64,526,049.15	10.45	40.82	7.634	592	74.18	359	358	0
75.01% to 80.00%	1,177	233,652,610.15	37.85	40.65	7.247	630	79.69	359	359	0
80.01% to 85.00%	317	67,131,091.85	10.87	40.71	7.429	616	84.46	359	359	0
85.01% to 90.00%	344	82,602,596.42	13.38	41.08	7.508	640	89.66	359	359	0
90.01% to 95.00%	269	57,266,886.04	9.28	41.60	7.705	634	94.58	359	359	0
95.01% to 100.00%	122	10,667,720.11	1.73	44.19	9.528	631	99.75	357	355	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Cut-off Date Principal Balance ($)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	51	$2,516,254.35	0.41%	32.04%	8.778%	590	62.98%	333	333	1
$50,000.01 to $75,000.00	441	27,213,059.56	4.41	35.88	9.286	598	79.33	348	347	1
$75,000.01 to $100,000.00	343	30,140,009.47	4.88	37.35	8.690	596	76.89	356	356	0
$100,000.01 to $125,000.00	321	35,839,735.35	5.81	38.51	8.143	602	78.13	357	357	0
$125,000.01 to $150,000.00	247	34,065,044.88	5.52	37.16	7.753	603	77.29	358	358	0
$150,000.01 to $175,000.00	318	51,366,310.58	8.32	40.15	7.363	616	79.79	358	358	0
$175,000.01 to $200,000.00	288	53,926,765.01	8.74	39.98	7.414	618	80.09	360	360	0
$200,000.01 to $225,000.00	194	41,324,638.65	6.69	40.45	7.363	614	78.50	360	360	0
$225,000.01 to $250,000.00	143	33,983,956.18	5.50	42.17	7.290	627	78.82	360	360	0
$250,000.01 to $275,000.00	123	32,260,128.69	5.23	42.51	7.298	622	79.92	360	360	0
$275,000.01 to $300,000.00	93	26,780,230.57	4.34	40.99	7.174	626	80.61	358	358	0
$300,000.01 to $325,000.00	72	22,469,647.07	3.64	42.64	7.180	631	79.76	360	360	0
$325,000.01 to $350,000.00	62	20,937,730.57	3.39	42.53	6.984	631	79.59	360	360	0
$350,000.01 to $375,000.00	49	17,813,973.51	2.89	43.35	7.181	648	81.40	360	360	0
$375,000.01 to $400,000.00	67	26,017,242.88	4.21	43.78	7.281	635	82.80	358	358	0
$400,000.01 to $425,000.00	41	16,938,830.41	2.74	41.91	6.969	660	83.72	360	360	0
$425,000.01 to $450,000.00	37	16,244,210.13	2.63	40.98	7.208	626	81.44	360	360	0
$450,000.01 to $475,000.00	26	12,065,207.40	1.95	40.74	6.889	652	83.78	360	360	0
$475,000.01 to $500,000.00	30	14,734,794.24	2.39	43.51	6.778	629	81.35	360	360	0
$500,000.01 to $525,000.00	22	11,355,732.25	1.84	41.90	6.763	660	84.41	360	360	0
$525,000.01 to $550,000.00	26	13,990,743.74	2.27	44.36	6.648	655	81.65	360	359	1
$550,000.01 to $575,000.00	9	5,083,814.47	0.82	42.94	6.954	635	74.73	360	360	0
$575,000.01 to $600,000.00	17	10,127,310.25	1.64	40.94	7.476	614	82.87	360	359	1
$600,000.01 to $625,000.00	10	6,131,592.36	0.99	43.31	7.106	619	78.96	360	360	0
$625,000.01 to $650,000.00	16	10,227,250.37	1.66	41.37	7.081	632	78.95	360	359	1
$650,000.01 to $675,000.00	8	5,292,416.12	0.86	40.50	7.325	608	80.93	360	359	1
$675,000.01 to $700,000.00	3	2,048,000.00	0.33	42.15	7.956	595	81.66	360	360	0
$700,000.01 to $725,000.00	4	2,860,485.73	0.46	42.25	6.565	661	76.58	360	359	1
$725,000.01 to $750,000.00	4	2,976,000.00	0.48	40.44	6.504	597	72.79	360	360	0
$750,000.01 to $775,000.00	4	3,068,222.17	0.50	40.17	6.227	634	74.43	360	360	0
$775,000.01 to $800,000.00	1	800,000.00	0.13	50.05	9.150	522	73.39	360	360	0
$800,000.01 or greater	27	26,747,929.20	4.33	37.72	7.005	616	71.51	360	359	1





Total:	3,097	$617,347,266.16	100.00%	40.50%	7.447%	621	79.37%	359	358	0


OPTION ONE

Original Term to Maturity (Months)

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	3	$161,006.81	0.03%	39.96%	9.198%	596	66.25%	120	119	1
180	43	3,451,293.24	0.56	33.90	8.224	616	72.27	180	180	0
240	18	1,903,785.81	0.31	45.24	7.896	620	78.89	240	240	0
360	3,033	611,831,180.30	99.11	40.52	7.441	621	79.42	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Remaining Term to Maturity (Months)

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	3	$161,006.81	0.03%	39.96%	9.198%	596	66.25%	120	119	1
176 to 180	43	3,451,293.24	0.56	33.90	8.224	616	72.27	180	180	0
231 to 235	1	98,488.81	0.02	51.91	11.990	643	100.00	240	235	5
236 to 240	17	1,805,297.00	0.29	44.87	7.673	619	77.74	240	240	0
346 to 350	2	347,259.36	0.06	40.32	8.065	539	74.11	360	349	11
351 to 355	21	4,806,584.06	0.78	41.77	7.700	598	80.47	360	355	5
356 to 360	3,010	606,677,336.88	98.27	40.51	7.438	622	79.41	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	6	$1,139,500.00	0.18%	52.76%	6.205%	809	65.28%	360	360	0
751 to 800	45	12,469,431.18	2.02	41.43	6.769	768	83.08	360	360	0
701 to 750	179	44,973,560.81	7.28	40.46	6.738	721	83.77	359	358	0
651 to 700	509	119,711,936.10	19.39	40.78	6.822	672	81.37	359	359	0
601 to 650	1,062	218,538,860.04	35.40	40.63	7.202	625	79.98	358	357	0
551 to 600	741	134,360,395.19	21.76	40.39	7.746	579	77.18	359	359	0
501 to 550	511	81,702,433.32	13.23	39.84	8.965	526	75.99	359	358	0
451 to 500	5	287,325.00	0.05	38.39	10.689	500	62.05	360	360	0
Not Available	39	4,163,824.52	0.67	39.09	8.641	0	73.62	357	356	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	169	$32,087,376.22	5.20%	39.93%	8.281%	568	75.97%	359	358	0
AA	347	69,721,864.67	11.29	39.77	7.839	588	80.00	358	357	0
AA+	2,245	465,171,390.87	75.35	40.70	7.153	636	80.28	359	358	0
B	189	30,351,190.45	4.92	39.85	8.714	561	75.44	360	359	0
C	88	12,525,463.93	2.03	40.32	9.312	552	70.06	360	360	0
CC	56	7,319,000.02	1.19	40.97	10.232	555	62.90	360	360	0
NG	3	170,980.00	0.03	33.34	8.594	616	86.93	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	2,365	$451,129,083.72	73.08%	40.16%	7.468%	615	78.69%	358	358	0
PUD	292	67,505,049.44	10.93	40.50	7.361	615	80.74	359	358	0
2-4 Family	225	60,114,293.11	9.74	42.54	7.369	656	81.59	359	359	0
Low Rise Condo	138	27,519,414.22	4.46	41.71	7.295	661	81.96	360	359	0
MF Housing	67	8,655,461.17	1.40	41.34	7.799	636	80.89	358	357	1
High Rise Condo	10	2,423,964.50	0.39	41.08	8.222	578	79.37	360	359	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Occupancy Status

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	2,820	$566,341,584.65	91.74%	40.68%	7.424%	618	79.16%	358	358	0
Non-Owner Occupied	228	39,016,995.75	6.32	38.67	7.905	654	81.40	359	359	1
Second Home	49	11,988,685.76	1.94	37.10	7.029	658	82.73	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	2,090	$357,718,239.29	57.94%	40.81%	7.519%	605	79.54%	358	357	0
Stated Income	939	245,280,345.36	39.73	40.00	7.331	641	78.95	360	359	0
No Documentation	45	8,456,283.29	1.37	0.00	7.357	728	80.89	360	360	0
Limited Income	21	5,255,283.67	0.85	42.90	8.115	653	83.68	360	360	0
NRT	1	501,639.90	0.08	0.00	7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.02	39.88	6.900	675	95.00	360	359	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,885	$369,967,190.93	59.93%	40.12%	7.526%	610	77.35%	358	358	0
Purchase	1,106	224,565,289.76	36.38	41.09	7.311	641	82.62	360	359	0
R/T Refi	106	22,814,785.47	3.70	40.89	7.502	621	80.24	358	357	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,794	$336,881,233.48	54.57%	40.09%	7.775%	608	79.66%	360	360	0
2/28 ARM with 5yr IO	501	153,866,582.40	24.92	41.68	6.758	637	80.40	360	360	0
30 Year Fixed	566	82,272,678.45	13.33	39.68	7.616	640	77.72	360	360	0
3/27 ARM	85	15,592,505.15	2.53	38.31	7.153	638	77.99	360	360	0
3/27 ARM with 5yr IO	47	14,479,658.24	2.35	43.83	6.471	648	76.66	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	1.05	39.35	6.793	640	78.37	360	360	0
15 Year Fixed	32	2,695,933.87	0.44	33.63	8.242	625	74.81	180	179	1
20 Year Fixed	18	1,903,785.81	0.31	45.24	7.896	620	78.89	240	240	0
6 Month ARM	7	1,346,011.18	0.22	47.22	7.250	569	77.47	360	358	2
2/13 ARM	11	755,359.37	0.12	35.00	8.159	585	63.17	180	180	0
Other	12	1,056,228.21	0.17	50.54	8.610	596	56.02	323	322	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Interest Only Mortgage Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	573	$175,165,030.64	28.37%	41.81%	6.733%	638	79.92%	360	360	0
Not Interest Only	2,524	442,182,235.52	71.63	39.96	7.729	615	79.16	358	358	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Lien Position

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	2,977	$608,420,200.39	98.55%	40.43%	7.404%	621	79.16%	359	358	0
2	120	8,927,065.77	1.45	44.84	10.363	622	94.16	355	354	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	934	$183,307,690.17	29.69%	40.56%	7.727%	614	78.20%	358	358	0
12	162	50,186,596.33	8.13	40.62	7.111	647	79.13	359	359	0
24	1,550	307,987,535.11	49.89	40.61	7.380	618	80.67	360	359	0
30	4	854,200.00	0.14	43.81	7.897	643	82.21	360	360	0
36	447	75,011,244.55	12.15	39.80	7.256	636	77.08	354	354	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Geographic Distribution

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	374	$118,247,408.43	19.15%	42.87%	6.862%	640	79.20%	359	359	0
Florida	398	73,168,468.59	11.85	39.20	7.473	619	80.00	359	359	0
Massachusetts	201	52,832,127.99	8.56	42.71	7.292	626	79.08	360	360	0
New York	166	49,027,511.32	7.94	40.92	7.316	640	78.93	359	359	0
New Jersey	142	38,638,692.22	6.26	40.16	7.618	611	75.79	359	359	0
Texas	230	31,422,667.22	5.09	38.29	7.906	604	79.94	354	354	0
Virginia	131	25,545,649.00	4.14	38.66	7.808	604	77.14	359	359	0
Illinois	106	17,411,075.95	2.82	41.17	7.799	600	80.11	359	358	1
Michigan	129	16,700,064.52	2.71	39.12	7.889	612	82.25	357	357	0
Connecticut	71	14,086,085.15	2.28	40.93	7.363	615	78.31	360	360	0
Maryland	58	13,449,190.18	2.18	39.57	7.662	603	78.61	359	359	0
Pennsylvania	95	13,008,687.92	2.11	39.62	7.641	620	80.65	354	353	0
Rhode Island	51	11,676,341.25	1.89	37.63	6.981	636	76.78	360	360	0
Arizona	62	11,330,717.71	1.84	39.95	7.481	623	79.85	358	358	0
Colorado	59	10,812,165.32	1.75	40.09	7.418	608	83.05	360	360	0
Ohio	93	10,607,048.22	1.72	37.01	7.886	609	81.11	358	358	0
Georgia	78	10,512,707.28	1.70	40.21	7.955	600	83.72	350	350	0
Washington	43	9,372,711.87	1.52	42.44	7.468	602	77.91	360	360	0
Nevada	40	8,636,073.10	1.40	42.47	6.981	646	78.79	360	360	0
North Carolina	60	7,488,721.20	1.21	40.03	8.119	616	79.36	357	356	1
Minnesota	37	6,946,316.55	1.13	41.50	7.849	611	82.09	360	360	0
Maine	44	5,794,434.64	0.94	39.10	7.943	608	77.62	355	354	0
New Hampshire	29	5,263,164.16	0.85	41.78	7.224	617	79.08	360	360	0
Wisconsin	34	4,970,815.63	0.81	39.69	7.632	618	81.71	358	358	0
Hawaii	15	4,737,100.00	0.77	42.33	6.685	679	77.67	360	360	0
Missouri	37	4,620,617.35	0.75	36.67	8.471	596	84.78	360	360	0
South Carolina	22	3,960,944.24	0.64	46.12	7.361	621	78.81	360	359	1
Tennessee	32	3,593,028.66	0.58	35.78	8.307	610	85.07	354	353	0
Oregon	22	3,478,803.09	0.56	46.49	7.525	611	80.70	360	360	0
Indiana	31	3,029,446.02	0.49	36.64	8.549	592	78.99	360	360	0
Kentucky	26	3,023,184.48	0.49	33.91	7.429	620	81.30	360	360	0
Louisiana	22	3,004,141.43	0.49	38.21	8.251	618	80.06	356	355	0
District of Columbia	9	2,911,555.97	0.47	34.54	6.872	623	65.51	360	360	0
Vermont	16	2,133,631.25	0.35	35.34	8.895	580	80.03	360	360	0
Oklahoma	17	2,080,906.06	0.34	42.02	7.961	615	85.56	360	360	0
Arkansas	19	1,981,847.12	0.32	35.09	9.029	579	86.61	357	356	1
Idaho	11	1,895,368.42	0.31	37.88	7.160	643	81.26	360	360	0
Alabama	21	1,770,687.29	0.29	34.10	8.568	592	78.25	343	342	1
Wyoming	11	1,688,380.00	0.27	41.30	7.275	607	83.79	360	360	0
Montana	6	1,384,600.00	0.22	34.84	8.045	573	78.67	360	360	0
Iowa	14	1,287,265.93	0.21	37.93	9.155	585	81.97	360	359	1
Kansas	12	1,277,830.00	0.21	28.66	8.273	611	84.44	360	360	0
Utah	7	952,770.00	0.15	37.79	7.278	613	82.58	360	360	0
Delaware	4	657,361.27	0.11	34.62	8.447	616	81.45	360	360	0
Mississippi	6	482,867.79	0.08	42.67	9.392	562	87.45	360	360	0
Nebraska	5	394,000.00	0.06	30.57	8.345	614	76.79	300	300	0
North Dakota	1	52,084.37	0.01	32.62	9.100	587	70.00	180	177	3
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**


OPTION
ONE

Range of Gross Margins (%) – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.11%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	18	5,706,598.57	1.09	43.86	5.697	688	77.99	360	360	0
3.501% to 4.000%	76	22,268,214.37	4.26	42.02	5.870	686	78.56	360	360	0
4.001% to 4.500%	225	59,107,444.62	11.30	40.21	6.345	664	75.16	360	360	0
4.501% to 5.000%	407	103,655,976.81	19.81	41.53	6.724	644	79.07	360	360	0
5.001% to 5.500%	466	110,162,697.58	21.05	41.37	7.156	627	81.07	360	359	0
5.501% to 6.000%	385	80,601,756.94	15.40	39.98	7.617	615	83.28	360	359	0
6.001% to 6.500%	290	53,745,946.62	10.27	40.55	8.082	581	81.43	359	359	0
6.501% to 7.000%	202	34,959,070.88	6.68	38.94	8.523	566	79.31	359	359	0
7.001% to 7.500%	128	18,311,460.50	3.50	38.94	9.069	554	75.65	359	359	0
7.501% to 8.000%	165	23,314,181.28	4.46	38.92	9.884	530	76.12	360	359	0
8.001% to 8.500%	60	7,575,707.28	1.45	40.89	10.190	526	79.59	360	360	0
8.501% to 9.000%	17	2,354,357.64	0.45	39.72	10.724	524	80.93	360	360	0
9.001% to 9.500%	5	844,376.17	0.16	41.59	10.732	543	75.59	360	359	1
10.001% to 10.500%	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	8	$1,221,989.47	0.23%	42.00%	8.574%	555	77.81%	360	359	1
3.000%	2,439	522,070,860.35	99.77	40.65	7.416	618	79.69	360	359	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	2,443	$522,497,673.82	99.85%	40.67%	7.417%	618	79.68%	360	359	0
1.500%	2	324,373.16	0.06	36.01	10.724	515	71.14	360	357	3
2.000%	2	470,802.84	0.09	26.46	7.636	623	88.27	360	356	4
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**


OPTION ONE

Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	2	$760,000.00	0.15%	49.41%	4.997%	695	80.00%	360	360	0
11.001% to 11.500%	37	10,052,744.40	1.92	45.55	5.322	664	73.25	360	360	0
11.501% to 12.000%	124	39,391,015.15	7.53	40.66	5.855	666	76.76	360	360	0
12.001% to 12.500%	233	66,254,525.04	12.66	40.85	6.305	647	77.68	360	360	0
12.501% to 13.000%	433	110,920,679.09	21.20	41.59	6.802	640	80.38	360	360	0
13.001% to 13.500%	371	87,762,970.71	16.77	41.47	7.292	628	80.68	359	359	0
13.501% to 14.000%	405	82,421,938.73	15.75	39.95	7.764	609	82.00	360	360	0
14.001% to 14.500%	232	43,331,117.94	8.28	39.83	8.276	585	82.21	359	359	0
14.501% to 15.000%	194	30,878,345.47	5.90	38.23	8.768	565	78.59	360	359	0
15.001% to 15.500%	117	17,462,064.73	3.34	40.48	9.295	549	78.35	359	359	0
15.501% to 16.000%	120	14,977,099.28	2.86	39.07	9.770	549	78.43	359	359	0
16.001% to 16.500%	75	9,114,659.17	1.74	37.66	10.256	530	76.05	360	360	0
16.501% to 17.000%	54	5,661,691.10	1.08	38.76	10.787	533	76.34	358	358	0
17.001% to 17.500%	24	1,914,605.79	0.37	37.50	11.226	536	79.34	360	359	1
17.501% to 18.000%	18	1,574,226.90	0.30	38.01	11.770	533	72.13	360	360	0
18.001% to 18.500%	6	555,457.02	0.11	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.05	36.83	11.943	509	67.42	360	359	1
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**

Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	3	$1,394,856.01	0.27%	50.88%	5.449%	644	77.72%	360	358	2
5.001% to 5.500%	38	10,277,093.12	1.96	45.35	5.340	662	73.15	360	360	0
5.501% to 6.000%	123	38,756,159.14	7.41	40.45	5.853	668	76.79	360	360	0
6.001% to 6.500%	233	66,179,938.74	12.65	40.86	6.311	647	77.70	360	360	0
6.501% to 7.000%	433	110,920,679.09	21.20	41.59	6.802	640	80.38	360	360	0
7.001% to 7.500%	371	87,762,970.71	16.77	41.47	7.292	628	80.68	359	359	0
7.501% to 8.000%	406	82,614,152.10	15.79	39.96	7.769	609	82.02	360	360	0
8.001% to 8.500%	232	43,331,117.94	8.28	39.83	8.276	585	82.21	359	359	0
8.501% to 9.000%	194	30,878,345.47	5.90	38.23	8.768	565	78.59	360	359	0
9.001% to 9.500%	116	17,312,302.31	3.31	40.51	9.296	549	78.38	359	359	0
9.501% to 10.000%	119	14,784,885.91	2.83	39.03	9.767	549	78.28	359	359	0
10.001% to 10.500%	75	9,114,659.17	1.74	37.66	10.256	530	76.05	360	360	0
10.501% to 11.000%	54	5,661,691.10	1.08	38.76	10.787	533	76.34	358	358	0
11.001% to 11.500%	24	1,914,605.79	0.37	37.50	11.226	536	79.34	360	359	1
11.501% to 12.000%	19	1,749,061.20	0.33	37.96	11.753	530	71.70	360	359	1
12.001% to 12.500%	6	555,457.02	0.11	41.45	12.127	535	63.73	360	360	0
12.501% to 13.000%	1	84,875.00	0.02	35.54	12.650	514	66.57	360	360	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
August 2005	1	$634,856.01	0.12%	52.64%	5.990%	582	75.00%	360	356	4
September 2005	1	75,905.17	0.01	52.30	11.150	0	80.00	360	357	3
December 2005	4	462,050.00	0.09	39.62	8.754	522	79.49	360	360	0
January 2006	1	173,200.00	0.03	45.44	6.150	645	80.00	360	360	0
July 2006	1	232,598.80	0.04	47.35	6.500	542	71.21	360	349	11
August 2006	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
November 2006	1	41,381.48	0.01	38.38	9.490	545	65.00	360	353	7
December 2006	4	820,219.75	0.16	38.49	7.366	671	80.17	360	354	6
January 2007	14	3,517,490.19	0.67	43.22	7.641	582	80.02	360	355	5
February 2007	16	4,070,070.35	0.78	45.10	7.913	578	75.41	360	356	4
March 2007	81	20,170,068.68	3.85	41.88	7.633	603	80.29	360	357	3
April 2007	52	10,002,595.26	1.91	44.33	7.711	618	82.64	360	358	2
May 2007	124	24,883,266.33	4.76	41.77	7.354	641	80.97	360	359	1
June 2007	1,613	351,118,557.95	67.10	40.28	7.429	619	80.03	360	360	0
July 2007	399	76,532,265.90	14.63	40.63	7.502	607	78.57	359	359	0
January 2008	1	224,972.41	0.04	24.62	7.250	628	91.84	360	355	5
February 2008	1	245,830.43	0.05	28.14	7.990	619	85.00	360	356	4
March 2008	2	202,496.14	0.04	24.56	7.669	633	76.25	360	357	3
April 2008	6	718,003.63	0.14	43.50	8.059	637	77.14	360	358	2
May 2008	14	2,694,060.78	0.51	44.77	6.549	655	74.52	360	359	1
June 2008	92	22,110,550.00	4.23	41.63	6.783	644	77.51	360	360	0
July 2008	16	3,876,250.00	0.74	37.43	6.879	631	77.19	360	360	0
April 2020	1	321,500.00	0.06	59.60	5.725	601	26.79	360	358	2
June 2020	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**





BOND SUMMARY
To Call

Class A-1A (To Call)					
FRM PPC / ARM PPC	80% | 70%	100% | 85%	115% | 100%	125% | 120%	145% | 140%
Average Life (yrs.)	3.65	3.10	2.70	2.32	1.99
Modified Duration	3.26	2.81	2.48	2.16	1.86
First Principal Payment	1	1	1	1	1
Last Principal Payment	113	93	79	67	57

BOND SUMMARY
To Maturity

Class A-1A (To Maturity)					
FRM PPC / ARM PPC	80% | 70%	100% | 85%	115% | 100%	125% | 120%	145% | 140%
Average Life (yrs.)	3.90	3.30	2.88	2.48	2.12
Modified Duration	3.42	2.95	2.61	2.27	1.97
First Principal Payment	1	1	1	1	1
Last Principal Payment	243	202	173	151	128



Available Funds Cap Schedule

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	8/25/2005	5.11%	5.11%	41	12/25/2008	7.81%	18.97%
2	9/25/2005	6.22%	22.85%	42	1/25/2009	7.62%	18.50%
3	10/25/2005	6.32%	22.91%	43	2/25/2009	7.63%	19.08%
4	11/25/2005	6.23%	22.77%	44	3/25/2009	8.27%	19.88%
5	12/25/2005	6.33%	22.80%	45	4/25/2009	7.63%	18.71%
6	1/25/2006	6.24%	22.63%	46	5/25/2009	7.84%	18.84%
7	2/25/2006	6.24%	22.55%	47	6/25/2009	7.64%	18.35%
8	3/25/2006	6.57%	22.77%	48	7/25/2009	7.85%	18.49%
9	4/25/2006	6.25%	22.34%	49	8/25/2009	7.64%	18.06%
10	5/25/2006	6.36%	22.32%	50	9/25/2009	7.65%	17.89%
11	6/25/2006	6.16%	21.99%	51	10/25/2009	7.86%	18.05%
12	7/25/2006	6.27%	21.94%	52	11/25/2009	7.65%	17.58%
13	8/25/2006	6.18%	21.68%	53	12/25/2009	8.19%	11.47%
14	9/25/2006	6.18%	21.51%	54	1/25/2010	7.93%	11.08%
15	10/25/2006	6.30%	21.44%	55	2/25/2010	7.92%	11.11%
16	11/25/2006	6.20%	21.14%	56	3/25/2010	8.76%	12.29%
17	12/25/2006	6.32%	21.04%	57	4/25/2010	7.91%	11.08%
18	1/25/2007	6.22%	20.72%	58	5/25/2010	8.17%	11.44%
19	2/25/2007	6.23%	20.49%	59	6/25/2010	7.90%	11.06%
20	3/25/2007	6.61%	20.62%	60	7/25/2010	8.16%	11.41%
21	4/25/2007	6.25%	20.00%	61	8/25/2010	7.89%	11.03%
22	5/25/2007	6.38%	19.86%	62	9/25/2010	7.89%	11.02%
23	6/25/2007	6.27%	19.47%	63	10/25/2010	8.15%	11.37%
24	7/25/2007	6.41%	19.31%	64	11/25/2010	7.88%	10.99%
25	8/25/2007	7.67%	21.19%	65	12/25/2010	8.14%	11.34%
26	9/25/2007	7.68%	20.90%	66	1/25/2011	7.87%	10.96%
27	10/25/2007	7.86%	20.82%	67	2/25/2011	7.87%	10.95%
28	11/25/2007	7.69%	20.34%	68	3/25/2011	8.70%	12.10%
29	12/25/2007	7.88%	20.28%	69	4/25/2011	7.86%	10.92%
30	1/25/2008	7.71%	19.81%	70	5/25/2011	8.11%	11.27%
31	2/25/2008	7.47%	20.07%	71	6/25/2011	7.85%	10.89%
32	3/25/2008	7.85%	20.30%	72	7/25/2011	8.10%	11.23%
33	4/25/2008	7.49%	19.57%	73	8/25/2011	7.84%	10.86%
34	5/25/2008	7.68%	19.57%	74	9/25/2011	7.83%	10.84%
35	6/25/2008	7.50%	19.10%	75	10/25/2011	8.09%	11.19%
36	7/25/2008	7.69%	19.11%	76	11/25/2011	7.82%	10.81%
37	8/25/2008	7.60%	19.53%	77	12/25/2011	8.08%	11.16%
38	9/25/2008	7.60%	19.31%	78	1/25/2012	7.81%	10.78%
39	10/25/2008	7.80%	19.38%	79	2/25/2012	7.81%	10.77%
40	11/25/2008	7.61%	18.89%				

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 3.3400% and 3.7100% respectively and run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the related Swap Agreement.



Swap Schedule

Period	Distribution Date	Notional Schedule ($)	Period	Distribution Date	Notional Schedule ($)
1	7/25/2005	0	28	10/25/2007	482,033,225
2	8/25/2005	1,192,890,898	29	11/25/2007	454,894,053
3	9/25/2005	1,183,586,129	30	12/25/2007	429,323,782
4	10/25/2005	1,172,086,638	31	1/25/2008	405,230,143
5	11/25/2005	1,158,405,425	32	2/25/2008	382,526,349
6	12/25/2005	1,142,566,735	33	3/25/2008	361,130,772
7	1/25/2006	1,124,607,419	34	4/25/2008	340,966,630
8	2/25/2006	1,104,576,873	35	5/25/2008	321,961,701
9	3/25/2006	1,082,536,474	36	6/25/2008	304,048,048
10	4/25/2006	1,058,560,088	37	7/25/2008	287,161,762
11	5/25/2006	1,032,733,838	38	8/25/2008	271,244,737
12	6/25/2006	1,005,155,437	39	9/25/2008	256,238,168
13	7/25/2006	976,032,482	40	10/25/2008	242,088,868
14	8/25/2006	945,829,773	41	11/25/2008	228,746,802
15	9/25/2006	914,641,996	42	12/25/2008	216,164,894
16	10/25/2006	882,571,512	43	1/25/2009	204,298,850
17	11/25/2006	849,727,596	44	2/25/2009	193,106,996
18	12/25/2006	816,225,676	45	3/25/2009	182,550,118
19	1/25/2007	782,186,501	46	4/25/2009	172,591,320
20	2/25/2007	747,735,238	47	5/25/2009	163,195,879
21	3/25/2007	713,000,507	48	6/25/2009	154,331,124
22	4/25/2007	678,113,361	49	7/25/2009	145,966,305
23	5/25/2007	643,208,449	50	8/25/2009	138,072,486
24	6/25/2007	608,418,853	51	9/25/2009	130,622,434
25	7/25/2007	573,876,597	52	10/25/2009	123,590,516
26	8/25/2007	541,416,889	53	11/25/2009	0
27	9/25/2007	510,839,401			


OPTION
ONE

Excess Spread

Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR	Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	208	208	3.34%	3.71%	45	402	392	4.18%	4.24%
2	269	269	3.56%	3.81%	46	409	406	4.18%	4.25%
3	270	270	3.63%	3.87%	47	402	390	4.19%	4.26%
4	269	269	3.72%	3.92%	48	410	404	4.19%	4.27%
5	270	270	3.86%	3.96%	49	403	390	4.23%	4.28%
6	269	269	3.96%	3.98%	50	403	389	4.24%	4.29%
7	270	269	3.91%	3.98%	51	411	403	4.24%	4.30%
8	274	273	3.95%	3.98%	52	403	386	4.25%	4.30%
9	270	269	3.93%	3.97%	53	444	400	4.26%	4.31%
10	272	270	3.97%	3.97%	54	431	383	4.26%	4.32%
11	261	258	3.97%	3.97%	55	431	385	4.27%	4.32%
12	263	260	3.97%	3.96%	56	468	430	4.27%	4.33%
13	262	259	3.90%	3.96%	57	429	382	4.28%	4.35%
14	262	258	3.91%	3.97%	58	441	397	4.29%	4.36%
15	265	260	3.92%	3.98%	59	428	380	4.29%	4.37%
16	263	258	3.93%	3.99%	60	440	394	4.30%	4.38%
17	266	260	3.94%	4.00%	61	428	380	4.34%	4.40%
18	264	257	3.96%	4.02%	62	428	379	4.35%	4.40%
19	264	256	3.97%	4.03%	63	440	394	4.35%	4.41%
20	274	265	3.98%	4.04%	64	427	377	4.36%	4.41%
21	266	255	3.99%	4.05%	65	440	393	4.36%	4.42%
22	270	258	4.00%	4.06%	66	427	376	4.37%	4.43%
23	267	254	4.01%	4.07%	67	428	378	4.38%	4.43%
24	271	258	4.02%	4.08%	68	465	425	4.38%	4.43%
25	410	424	4.03%	4.09%	69	428	377	4.39%	4.43%
26	410	423	4.04%	4.10%	70	440	393	4.39%	4.43%
27	415	427	4.05%	4.11%	71	428	377	4.40%	4.43%
28	411	419	4.06%	4.12%	72	441	392	4.40%	4.42%
29	416	425	4.07%	4.13%	73	429	379	4.37%	4.42%
30	411	415	4.08%	4.14%	74	429	379	4.38%	4.43%
31	387	392	4.09%	4.15%	75	442	394	4.38%	4.43%
32	397	407	4.10%	4.16%	76	430	379	4.38%	4.44%
33	387	389	4.11%	4.16%	77	442	394	4.39%	4.44%
34	393	399	4.12%	4.16%	78	430	379	4.39%	4.44%
35	387	385	4.13%	4.17%	79	431	380	4.40%	4.45%
36	393	397	4.14%	4.17%					
37	396	397	4.12%	4.17%					
38	398	396	4.13%	4.18%					
39	405	409	4.13%	4.19%					
40	400	395	4.14%	4.20%					
41	407	408	4.15%	4.20%					
42	401	393	4.16%	4.21%					
43	401	395	4.16%	4.21%					
44	423	426	4.17%	4.23%					


OPTION
ONE
MORTGAGE CORPORATION

Banc of America Securities 

RBS Greenwich Capital

RMBS New Issue Term Sheet

$241,449,000 Certificates (approximate)

Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3

Offered Classes: A-1A

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

July 5, 2005


OPTION
ONE

Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3

Certificates

Class	*Expected* Approximate Size[(A)]	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*[(C)]	*Expected* Principal Window (mos) *Call/Mat*[(C)]	*Expected* Last Distribution Date *Call/Mat*[(C)]	*Expected* Credit Enhancement	*Expected* Ratings		
								Fitch	Moody's	S&P
A-1A	241,449,000	Flt	Sen	2.70 / 2.88	1 to 79 / 1 to 173	Feb-12 / Dec-19	19.50%	AAA	Aaa	AAA
A-1B[(B)]	60,363,000	Flt	Sen Mezz	*Not Offered Hereby*				AAA	Aaa	AAA
A-2[(B)]	200,608,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-3[(B)]	171,223,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-4[(B)]	211,274,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-5[(B)]	81,083,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
M-1[(B)]	43,200,000	Flt	Mezz	*Not Offered Hereby*				AA+	Aa1	AA+
M-2[(B)]	37,800,000	Flt	Mezz	*Not Offered Hereby*				AA	Aa2	AA
M-3[(B)]	22,800,000	Flt	Mezz	*Not Offered Hereby*				AA-	Aa3	AA-
M-4[(B)]	21,600,000	Flt	Mezz	*Not Offered Hereby*				A+	A1	A+
M-5[(B)]	19,200,000	Flt	Mezz	*Not Offered Hereby*				A	A2	A
M-6[(B)]	18,000,000	Flt	Mezz	*Not Offered Hereby*				A-	A3	A-
M-7[(B)]	17,400,000	Flt	Mezz	*Not Offered Hereby*				BBB+	Baa1	BBB+
M-8[(B)]	13,200,000	Flt	Mezz	*Not Offered Hereby*				BBB	Baa2	BBB
M-9[(B)]	7,200,000	Flt	Mezz	*Not Offered Hereby*				BBB-	Baa3	BBB-
M-10[(B)]	6,000,000	Flt	Mezz	*Not Offered Hereby*				BB+	Ba1	BB+
M-11[(B)]	12,000,000	Flt	Mezz	*Not Offered Hereby*				BB	Ba2	BB

(A) The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

(B) The Class A-1B, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Clas M-11 Certificates will be offered pursuant to the prospectus, but will be excluded from this term sheet.

(C) Calculated based on the Pricing Speed.

Structure:

(1) The Class A-1A and Class A-1B Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.

(2) The margins on the Class A Certificates will double and the margins on the Mezzanine Certificates will be equal to 1.5x their original margins after the Optional Termination Date.

(3) Each class of Certificates will be subject to a Net WAC Rate as described herein.

(4) The Mezzanine Certificates will most likely not receive principal distributions prior to the Stepdown Date.


OPTION
ONE

Pricing Speed

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Summary of Important Dates

Deal Information		*Collateral Information*	
Expected Pricing	[Jul-06-2005]	Statistical Cut-off Date	Jun-01-2005
Expected Settlement	Jul-14-2005	Cut-off Date	Jul-01-2005
First Distribution	Aug-25-2005	Next Payment Date	Jul-01-2005
Expected Stepdown	Aug-25-2008		

Certificate Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Scheduled Distribution Date [(A)]	Rated Maturity Date
A-1A	Jul-14-2005	0	Act/360	0	Jul-25-2035	Aug-2035

(A) The Expected Last Scheduled Distribution Date is calculated assuming no prepayments and run to maturity.


OPTION
ONE

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (212) 847-5095
Pat Beranek		patrick.beranek@bankofamerica.com
Charlene Balfour		charlene.c.balfour@bankofamerica.com
Global ABS Group		Fax: (704) 388-9668
Chris Schiavone	(212) 933-2794	chris.schiavone@bankofamerica.com
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Pauwla Rumli	(704) 387-1156	pauwla.rumli@bankofamerica.com
Luna Nguyen	(704) 683-4190	luna.nguyen@bankofamerica.com
Rating Agencies		
Wen Hsu – Fitch	(212) 908-0633	wen.hsu@fitchratings.com
Joe Grohotolski – Moody's	(212) 553-4619	joseph.grohotolski@moodys.com
Monica Perelmuter – S&P	(212) 438-6309	monica_perelmuter@sandp.com


OPTION
ONE

SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3.
Offered Certificates:	The Class A-1A Certificates.
Non-Offered Certificates:	The Class A-1B, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (together and with the Class A-1A Certificates, the "Class A Certificates") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (the "Mezzanine Certificates"), Class C Certificates, Class P Certificates and Residual Certificates (the "Certificates").
Offering Type:	The Offered Certificates will be offered publicly pursuant to a private placement memorandum.
Originator and Master Servicer:	Option One Mortgage Corporation.
Trustee and Custodian:	Wells Fargo Bank, N.A.
Depositor:	Option One Mortgage Acceptance Corporation.
Co-Lead Managers:	Banc of America Securities LLC and RBS Greenwich Capital.
Co-Managers:	JP Morgan Securities Inc., Citigroup, Lehman Brothers, BNP Paribas and H&R Block Financial Advisors Inc.
Swap Provider:	[TBD]
Swap Administrator:	Wells Fargo Bank, N.A.
Closing Date:	On or about July 14, 2005.
Tax Status:	The Trust will be classified as a REMIC for federal income tax purposes
ERISA Eligibility:	The Offered Certificates are *not* expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will *not* constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in August 2005.
Accrued Interest:	The price to be paid by investors for the Class A Certificates and Mezzanine Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Class A Certificates and Mezzanine Certificates, Actual/360.
Payment Delay:	With respect to the Class A Certificates and Mezzanine Certificates, 0 days.



SUMMARY OF TERMS (Continued)

Stepped Servicing Fees: Approximately 0.30% per annum on the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, approximately 0.40% per annum on the aggregate principal balance of the Mortgage Loans for months 11 through 30 from the month of the Closing Date and approximately 0.65% per annum on the aggregate principal balance of the Mortgage Loans for months 31 and thereafter from the month of the Closing Date.

Trustee Fees: Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.

Statistical Cut-off Date: June 1, 2005.

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of each Mortgage Loan or (ii) the close of business July 1, 2005.

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $897,874,630, of which: (i) approximately $280,527,363 consisting of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $617,347,266 consisting of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans as of the Statistical Cut-off Date. The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to equal approximately $1,200,000,000 after the deposit of additional Mortgage Loans on or before the Closing Date (the "Mortgage Loans as of the Cut-off Date").

Optional Termination Date: The Master Servicer will have the right to purchase all of the Mortgage Loans in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.


OPTION
ONE

CREDIT ENHANCEMENT

Credit Enhancement:

Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination and Net Swap Payments.

<u>Certificate Credit Enhancement</u>

(1) The Class A Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 18.20% subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 14.60% in subordinate Mezzanine Certificates and the Overcollateralization Amount

(3) The Class M-2 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 11.45% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 9.55% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 7.75% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 6.15% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 4.65% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(8) The Class M-7 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 3.20% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(9) The Class M-8 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 2.10% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(10) The Class M-9 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 1.50% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(11) The Class M-10 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 1.00% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(12) The Class M-11 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, and the Overcollateralization Amount.



CREDIT ENHANCEMENT (Continued)

Overcollateralization Target Amount: The Overcollateralization Target Amount will be approximately 1.30% of the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date.

***Expected* Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	19.50%	39.00%
M-1	15.90%	31.80%
M-2	12.75%	25.50%
M-3	10.85%	21.70%
M-4	9.05%	18.10%
M-5	7.45%	14.90%
M-6	5.95%	11.90%
M-7	4.50%	9.00%
M-8	3.40%	6.80%
M-9	2.80%	5.60%
M-10	2.30%	4.60%
M-11	1.30%	2.60%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Certificates (other than the Class C Certificates). On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to restore the Overcollateralization Amount to the Overcollateralization Target Amount.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.


OPTION
ONE

CREDIT ENHANCEMENT (Continued)

Overcollateralization Deficiency Amount:

The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

Available Funds:

Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee or the Swap Provider (including any Net Swap Payment or Swap Termination Payment owed to the Swap Account): (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related due date and received by the Master Servicer by the determination date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, insurance proceeds, net liquidation proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges and (iii) payments from the Master Servicer in connection with Advances and prepayment interest shortfalls for such Distribution Date.

Excess Cashflow:

For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess, if any, of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date:

The earlier to occur of (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in August 2008 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 39.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans.


OPTION
ONE

CREDIT ENHANCEMENT (Continued)

Trigger Event:

A Trigger Event is in effect with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than 41.25% of the Credit Enhancement Percentage for the prior distribution date or (ii) if the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2007 – July 2008	1.25% for August 2007, plus 1/12 of 1.75% thereafter
August 2008 – July 2009	3.00% for August 2008, plus 1/12 of 1.75% thereafter
August 2009 – July 2010	4.75% for August 2009, plus 1/12 of 1.00% thereafter
August 2010 – July 2011	5.75% for August 2010, plus 1/12 of 0.50% thereafter
August 2011 and thereafter	6.25%

Sequential Trigger Event:

A Sequential Trigger Event is in effect with respect to any Distribution Date if (i) a Trigger Event is in effect or (ii) if, prior to the Distribution Date in August 2007, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 1.25% plus 1/12 of 1.75% for each month thereafter.


OPTION ONE

PASS-THROUGH RATES

Pass-Through Rate:

The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate:

The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate:

The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate:

The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any fixed rate mortgage loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Maximum Cap Rate:

The Maximum Cap Rate for each class of Certificates and any Distribution Date is a per annum rate equal to (x) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, plus an amount, expressed as a per annum rate, equal to a fraction, the numerator of which is equal to the Net Swap Payment received by the Trust and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Accrual Period).



PASS-THROUGH RATES (Continued)

Net WAC Rate:

The Net WAC Rate for each class of Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the (x) weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans minus (y) the sum of (i) an amount, expressed as a percentage, equal to the Net Swap Payment owed to the Swap Provider divided by the aggregate principal balance of the Mortgage Loans and (ii) an amount, expressed as a percentage, equal to the Swap Termination Payment, if any, payable by the Trust divided by the the outstanding principal balance of the Mortgage Loan Schedule.

Net WAC Rate Carryover Amount:

For any Distribution Date the "Net WAC Rate Carryover Amount" for any class of Certificates is the sum of (1) the excess, if any, of the amount of interest that would have accrued on such class had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Dates, and (3) accrued interest at the related Formula Rate on the amount described in clause (2) for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with notional amount as shown in the Swap Schedule herein. Under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.17%] per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule. Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling Agreement. Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificate holders.**



INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for each such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.



INTEREST DISTRIBUTIONS (Continued)

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date;

(vii) to the holders of the Class M-7 Certificates, current interest for such class for such Distribution Date;

(viii) to the holders of the Class M-8 Certificates, current interest for such class for such Distribution Date;

(ix) to the holders of the Class M-9 Certificates, current interest for such class for such Distribution Date;

(x) to the holders of the Class M-10 Certificates, current interest for such class for such Distribution Date;

(xi) to the holders of the Class M-11 Certificates, current interest for such class for such Distribution Date; and

(xii) any remainder as described under "Excess Cashflow Distribution".


OPTION
ONE

PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1A and Class A-1B Certificates as described below until the certificate principal balance of each such class has been reduced to zero; and

(ii) sequentially, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to II(i) below;

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) sequentially, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the holders of the Class A-1A and Class A-1B Certificates as described below, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero;

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero;

(vii) to the Class M-7 Certificates until the certificate principal balance is reduced to zero;

(viii) to the Class M-8 Certificates until the certificate principal balance is reduced to zero;

(ix) to the Class M-9 Certificates until the certificate principal balance is reduced to zero;

(x) to the Class M-10 Certificates until the certificate principal balance is reduced to zero; and

(xi) to the Class M-11 Certificates until the certificate principal balance is reduced to zero.



PRINCIPAL DISTRIBUTIONS (Continued)

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount will be distributed in the following order of priority:

(i) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount, until the certificate principal balance of each such class has been reduced to zero; and

(ii) sequentially, to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, the Group II Senior Principal Distribution Amount remaining undistributed, until the certificate principal balance of each such class has been reduced to zero.

V. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount will be distributed in the following order of priority:

(i) sequentially, to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, the Group II Senior Principal Distribution Amount until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount remaining undistributed until the certificate principal balance of each such class has been reduced to zero.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vii) to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(viii) to the Class M-8 Certificates, the Class M-8 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ix) to the Class M-9 Certificates, the Class M-9 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(x) to the Class M-10 Certificates, the Class M-10 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero; and

(xi) to the Class M-11 Certificates, the Class M-11 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.


OPTION
ONE

PRINCIPAL DISTRIBUTIONS (Continued)

All principal distribution to the Class A-1A and Class A-1B Certificates will be made concurrently to the Class A-1A and Class A-1B Certificates, *pro rata*; provided, however, that if a Sequential Trigger Event is in effect, principal distributions will be distributed sequentially to the Class A-1A and Class A-1B Certificates, in that order, in each case until their respective certificate principal balances are reduced to zero.


OPTION
ONE

EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any Excess Cashflow shall be paid as follows:

(i) to restore or maintain the Overcollateralization Amount to the Overcollateralization Target Amount payable in the same manner and priorities as described under Principal Distributions above;

(ii) to the Class A-1B Certificates, any Allocated Realized Loss Amount;

(iii) to the Class M-1 Certificates, any Unpaid Interest Shortfall Amount;

(iv) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(v) to the Class M-2 Certificates, any Unpaid Interest Shortfall Amount;

(vi) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vii) to the Class M-3 Certificates, any Unpaid Interest Shortfall Amount;

(viii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(ix) to the Class M-4 Certificates, any Unpaid Interest Shortfall Amount;

(x) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(xi) to the Class M-5 Certificates, any Unpaid Interest Shortfall Amount;

(xii) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xiii) to the Class M-6 Certificates, any Unpaid Interest Shortfall Amount;

(xiv) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xv) to the Class M-7 Certificates, any Unpaid Interest Shortfall Amount;

(xvi) to the Class M-7 Certificates, any Allocated Realized Loss Amounts;

(xvii) to the Class M-8 Certificates, any Unpaid Interest Shortfall Amount;

(xviii) to the Class M-8 Certificates, any Allocated Realized Loss Amounts;

(xix) to the Class M-9 Certificates, any Unpaid Interest Shortfall Amount;

(xx) to the Class M-9 Certificates, any Allocated Realized Loss Amounts;

(xxi) to the Class M-10 Certificates, any Unpaid Interest Shortfall Amount;

(xxii) to the Class M-10 Certificates, any Allocated Realized Loss Amounts;

(xxiii) to the Class M-11 Certificates, any Unpaid Interest Shortfall Amount;

(xxiv) to the Class M-11 Certificates, any Allocated Realized Loss Amounts;

(xxv) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts first, *pro rata*, to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates; and

(xxvi) any remaining amounts to the Residual Certificates which are not offered hereby.


OPTION
ONE

SWAP PAYMENT DISTRIBUTION

On each Distribution Date, following the distribution of Excess Cashflow, payments shall be distributed from the Swap Account as follows:

(i) to the Swap Provider, any Net Swap Payment owed to the Swap Provider pursuant to the Swap Agreement for such Distribution Date;

(ii) to the Swap Provider, any Swap Termination Payment owed to the Swap Provider not due to a Swap Provider trigger event pursuant to the Swap Agreement;

(iii) to the Class A Certificates, any unpaid interest, pro rata, including any accrued unpaid interest from a prior Distribution Date;

(iv) to the Mezzanine Certificates, sequentially, any unpaid interest including any accrued unpaid interest from prior Distribution Dates;

(v) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts with respect to the Class A and Mezzanine Certificates to such Certificates first, *pro rata*, to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates;

(vi) to the Class A Certificates, pro rata, any principal and to the Mezzanine Certificates, sequentially, any principal in accordance with the principal payment provision described above in an amount necessary to maintain the applicable Overcollateralization Target Amount; and

(vii) to the Class A-1B and Mezzanine Certificates, sequentially, any remaining Allocated Realized Loss Amounts.



DEFINITIONS

Allocated Realized Loss Amount: An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates or the Class A-1B Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 68.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 78.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 81.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 85.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 88.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION
ONE

DEFINITIONS (Continued)

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount) and the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount) and the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION
ONE

DEFINITIONS (Continued)

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount) and the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 94.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount), the Class M-9 Certificates (after taking into account the Class M-9 Principal Distribution Amount) and the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION
ONE

DEFINITIONS (Continued)

Class M-11 Principal Distribution Amount: The Class M-11 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount), the Class M-9 Certificates (after taking into account the Class M-9 Principal Distribution Amount), the Class M-10 Certificates (after taking into account the Class M-10 Principal Distribution Amount) and the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Group I Basic Principal Distribution Amount: The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group I Principal Percentage.

Group I Interest Remittance Amount: The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group I Principal Percentage.

Group I Principal Percentage: The Group I Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.



DEFINITIONS (Continued)

Group I Principal Remittance Amount: The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group I Senior Principal Distribution Amount: Group I Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the aggregate certificate principal balance of the Class A-1A and Class A-1B Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 61.00% and (2) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period minus the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group I Mortgage Loans on the Cut-off Date.

Group II Basic Principal Distribution Amount: The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group II Principal Percentage.

Group II Interest Remittance Amount: The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group II Principal Percentage.


OPTION
ONE

DEFINITIONS (Continued)

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Group II Principal Percentage: The Group II Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Interest Remittance Amount: The Interest Remittance Amount is the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.



DEFINITIONS (Continued)

Group II Senior Principal Distribution Amount: Group II Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the certificate principal balances of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 61.00% and (2) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period minus the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group II Mortgage Loans on the Cut-off Date.

Realized Loss: Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third, to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates, thirteenth to the Class M-1 Certificates, and fourteenth, with respect to any remaining realized losses on the Group I Mortgage Loans, to the Class A-1B Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1A, Class A-2, Class A-3, Class A-4 or Class A-5 Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A-1A, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates all interest and principal amounts to which such Certificates are then entitled.

Senior Principal Distribution Amount: The Senior Principal Distribution Amount is an amount equal to the sum of (i) the Group I Senior Principal Distribution Amount and (ii) the Group II Senior Principal Distribution Amount.


OPTION ONE

DEFINITIONS (Continued)

Unpaid Interest Shortfall Amount: The Unpaid Interest Shortfall Amount means (i) for each class of Class A Certificates and Mezzanine Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the most recently ended Interest Accrual Period.


OPTION
ONE

DESCRIPTION OF COLLATERAL

INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$897,874,629.65	$25,835.56	$1,280,000.00
Number of Loans	5,019		
Average Original Loan Balance	$178,931.97	$50,000.00	$1,280.000.00
Average Current Loan Balance	$178,895.12		
(1) Weighted Average Combined Original LTV	79.36%	12.05%	100.00%
(1) Weighted Average Gross Coupon	7.452%	4.750%	12.650%
(1) (2) Weighted Average Gross Margin	5.554%	3.000%	10.340%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	180
(1) Weighted Average Remaining Term to Maturity (months)	358	117	360
(1) (3) Weighted Average Credit Score	621	500	814

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.11% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.65%
	Fixed	15.35%
Fully Amortizing Mortgage Loans		77.69%
Lien	First	99.01%
	Second	0.99%
Property Type	SFR	74.67%
	PUD	10.26%
	2-4 Family	9.52%
	Low Rise Condo	4.28%
	Manufactured Housing	0.96%
	High Rise Condo	0.30%
Occupancy Status	Owner Occupied	91.97%
	Non-Owner Occupied	6.43%
	Second Home	1.59%
Geographic Distribution	California	17.29%
	Florida	10.95%
	Massachusetts	8.29%
	New York	7.29%
	Texas	6.47%
	New Jersey	5.51%
Number of States	49	
Largest Zip Code Concentration	92595	0.19%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		70.19%



GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$280,527,363.49	$49,878.73	$511,000.00
Number of Loans	1,922		
Average Original Loan Balance	$145,978.41	$50,000.00	$511,000.00
Average Current Loan Balance	$145,955.96		
(1) Weighted Average Combined Original LTV	79.34%	13.91%	100.00%
(1) Weighted Average Gross Coupon	7.464%	4.750%	12.000%
(1) (2) Weighted Average Gross Margin	5.656%	3.100%	7.990%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	6	36
(1) Weighted Average Remaining Term to Maturity (months)	358	177	360
(1) (3) Weighted Average Credit Score	621	500	804

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 98.64% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.38%
	Fixed	15.62%
Fully Amortizing Mortgage Loans		91.05%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	78.19%
	2-4 Family	9.05%
	PUD	8.79%
	Low Rise Condo	3.88%
	High Rise Condo	0.09%
Occupancy Status	Owner Occupied	92.49%
	Non-Owner Occupied	6.68%
	Second Home	0.83%
Geographic Distribution	California	13.19%
	Texas	9.50%
	Florida	8.98%
	Massachusetts	7.71%
	New York	5.85%
Number of States	49	
Largest Zip Code Concentration	92553	0.29%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		69.94%


OPTION ONE

Range of Mortgage Coupons (%)

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$148,000.00	0.05%	25.88%	4.750%	635	80.00%	360	360	0
5.001% to 5.500%	23	4,075,299.92	1.45	39.88	5.333	683	73.58	360	360	0
5.501% to 6.000%	99	19,350,402.63	6.90	40.76	5.889	677	74.85	358	358	0
6.001% to 6.500%	218	40,944,577.25	14.60	40.87	6.314	660	76.34	356	356	0
6.501% to 7.000%	322	49,139,388.24	17.52	39.44	6.798	646	78.24	357	357	0
7.001% to 7.500%	282	39,886,608.55	14.22	38.96	7.289	627	80.22	358	358	0
7.501% to 8.000%	359	48,043,823.71	17.13	40.73	7.794	606	81.49	358	357	0
8.001% to 8.500%	206	26,893,641.17	9.59	41.41	8.305	589	81.78	360	360	0
8.501% to 9.000%	210	27,666,146.04	9.86	41.17	8.789	572	80.66	359	359	0
9.001% to 9.500%	113	13,862,832.53	4.94	38.78	9.273	561	82.35	360	360	0
9.501% to 10.000%	61	7,689,168.34	2.74	37.68	9.725	552	81.21	357	357	0
10.001% to 10.500%	17	1,948,005.18	0.69	35.69	10.268	553	72.60	360	360	0
10.501% to 11.000%	6	496,967.25	0.18	39.35	10.825	568	87.98	360	359	1
11.001% to 11.500%	3	232,752.68	0.08	32.58	11.254	537	76.65	360	360	0
11.501% to 12.000%	2	149,750.00	0.05	31.95	11.867	566	79.98	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Combined Original Loan-to-Value Ratio (%)

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	2	$137,600.00	0.05%	29.08%	7.698%	577	14.04%	360	360	0
15.01% to 20.00%	3	317,000.00	0.11	42.31	7.076	610	18.03	326	326	0
20.01% to 25.00%	6	532,800.00	0.19	32.43	6.961	662	22.74	326	326	0
25.01% to 30.00%	3	255,000.00	0.09	35.18	8.725	571	26.99	299	299	0
30.01% to 35.00%	11	1,592,122.52	0.57	32.75	7.181	656	33.28	345	344	0
35.01% to 40.00%	9	1,258,960.00	0.45	46.09	6.386	656	37.37	341	341	0
40.01% to 45.00%	9	1,234,867.00	0.44	37.02	7.576	630	41.93	360	360	0
45.01% to 50.00%	21	3,324,460.00	1.19	41.15	7.116	603	48.19	360	360	0
50.01% to 55.00%	28	4,989,290.00	1.78	35.52	7.512	603	52.38	353	353	0
55.01% to 60.00%	38	6,036,929.64	2.15	39.45	7.284	612	57.31	342	342	0
60.01% to 65.00%	88	14,920,162.40	5.32	39.07	7.150	613	63.36	354	354	0
65.01% to 70.00%	97	18,853,906.29	6.72	40.28	7.210	608	68.82	359	359	0
70.01% to 75.00%	95	17,477,365.34	6.23	40.70	7.664	600	74.13	359	359	0
75.01% to 80.00%	912	114,046,572.84	40.65	40.02	7.325	624	79.82	359	359	0
80.01% to 85.00%	104	18,824,088.80	6.71	40.48	7.505	630	84.48	360	360	0
85.01% to 90.00%	249	39,783,239.42	14.18	41.47	7.707	627	89.72	359	359	0
90.01% to 95.00%	232	34,309,685.09	12.23	39.93	7.908	622	94.69	358	358	0
95.01% to 100.00%	15	2,633,314.15	0.94	40.89	7.412	654	99.31	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Cut-off Date Principal Balance ($)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	14	$699,771.94	0.25%	39.26%	8.774%	566	65.06%	360	360	0
$50,000.01 to $75,000.00	232	14,829,450.68	5.29	37.54	8.197	620	79.77	357	357	0
$75,000.01 to $100,000.00	334	29,672,069.43	10.58	38.72	7.876	611	78.48	356	356	0
$100,000.01 to $125,000.00	372	41,804,498.60	14.90	40.22	7.644	613	81.92	358	358	0
$125,000.01 to $150,000.00	348	47,601,964.51	16.97	39.07	7.408	620	79.68	357	357	0
$150,000.01 to $175,000.00	124	20,072,138.82	7.16	38.66	7.610	606	80.10	357	357	0
$175,000.01 to $200,000.00	113	21,213,855.05	7.56	39.68	7.313	623	75.10	357	356	0
$200,000.01 to $225,000.00	75	15,815,897.18	5.64	40.58	7.045	641	77.48	360	360	0
$225,000.01 to $250,000.00	100	23,841,551.09	8.50	41.26	7.356	627	80.25	356	356	0
$250,000.01 to $275,000.00	56	14,705,488.92	5.24	40.71	7.038	625	78.15	360	360	0
$275,000.01 to $300,000.00	51	14,621,712.86	5.21	41.91	7.139	638	79.50	360	360	0
$300,000.01 to $325,000.00	38	11,849,562.32	4.22	41.83	7.050	630	78.00	360	360	0
$325,000.01 to $350,000.00	38	12,839,303.90	4.58	43.86	7.284	612	81.39	360	360	0
$350,000.01 to $375,000.00	8	2,854,550.00	1.02	41.43	7.828	588	79.68	360	360	0
$375,000.01 to $400,000.00	6	2,324,984.00	0.83	41.98	7.606	606	80.59	360	360	0
$400,000.01 to $425,000.00	4	1,658,800.00	0.59	42.36	6.637	697	79.98	360	360	0
$425,000.01 to $450,000.00	6	2,616,764.19	0.93	39.58	6.884	687	78.70	360	359	1
$475,000.01 to $500,000.00	2	994,000.00	0.35	53.54	7.511	676	73.54	360	360	0
$500,000.01 to $525,000.00	1	511,000.00	0.18	54.66	8.000	549	70.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Original Term to Maturity (Months)

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	23	$2,862,105.75	1.02%	37.49%	7.089%	654	64.39%	180	180	0
240	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
360	1,894	277,104,507.74	98.78	40.17	7.469	621	79.52	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Remaining Term to Maturity (Months)

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	23	$2,862,105.75	1.02%	37.49%	7.089%	654	64.39%	180	180	0
236 to 240	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
351 to 355	8	1,595,234.90	0.57	45.80	8.171	568	77.73	360	354	6
356 to 360	1,886	275,509,272.84	98.21	40.13	7.465	621	79.53	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**




OPTION ONE

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	1	$429,000.00	0.15%	25.75%	5.990%	804	64.03%	360	360	0
751 to 800	36	7,467,948.82	2.66	40.77	6.437	772	80.48	360	360	0
701 to 750	105	16,635,159.99	5.93	40.28	6.611	720	79.06	354	354	0
651 to 700	412	63,697,701.00	22.71	38.88	6.836	672	79.07	356	356	0
601 to 650	538	75,540,772.63	26.93	40.37	7.161	627	81.28	357	357	0
551 to 600	576	77,525,559.62	27.64	40.46	8.004	578	79.50	359	359	0
501 to 550	218	34,956,688.20	12.46	41.62	8.579	531	76.20	360	359	0
451 to 500	3	466,846.37	0.17	41.33	9.226	500	58.51	360	358	2
Not Available	33	3,807,686.86	1.36	35.97	8.429	0	74.11	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**




Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	100	$14,228,820.52	5.07%	38.88%	8.290%	566	77.30%	357	356	0
AA	211	33,812,794.25	12.05	41.54	7.983	582	81.41	359	359	0
AA+	1,483	211,564,236.45	75.42	40.07	7.205	637	80.05	358	357	0
B	94	14,704,631.74	5.24	38.98	8.539	556	71.79	359	359	0
C	27	4,712,350.58	1.68	38.85	9.005	554	67.39	360	360	0
CC	6	1,411,409.95	0.50	45.32	9.141	566	62.19	360	358	2
NG	1	93,120.00	0.03	40.59	7.350	608	80.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	1,552	$219,355,445.56	78.19%	39.83%	7.464%	619	79.69%	358	358	0
2-4 Family	115	25,374,117.64	9.05	42.20	7.554	638	75.53	358	358	0
PUD	171	24,649,870.78	8.79	40.15	7.352	610	78.96	357	357	0
Low Rise Condo	82	10,891,429.51	3.88	41.25	7.465	642	81.73	360	360	0
High Rise Condo	2	256,500.00	0.09	46.72	8.881	668	95.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Occupancy Status

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,776	$259,464,409.25	92.49%	40.04%	7.417%	619	79.32%	358	358	0
Non-Owner Occupied	132	18,742,135.39	6.68	41.12	8.170	647	80.16	358	358	0
Second Home	14	2,320,818.85	0.83	42.87	7.026	665	74.54	348	347	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	1,207	$162,913,117.13	58.07%	40.78%	7.401%	615	82.12%	359	359	0
Stated Income	712	117,255,384.14	41.80	39.24	7.548	630	75.48	357	356	0
Limited Income	3	358,862.22	0.13	40.23	8.329	598	77.24	360	359	1
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	962	$171,106,879.22	60.99%	40.12%	7.444%	625	79.01%	357	357	0
Purchase	821	84,871,261.94	30.25	40.10	7.504	616	80.82	360	360	0
R/T Refi	139	24,549,222.33	8.75	40.37	7.464	614	76.52	357	357	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,458	$199,783,948.74	71.22%	40.21%	7.736%	605	80.48%	360	360	0
30 Year Fixed	247	40,868,295.31	14.57	40.83	6.791	667	72.91	360	360	0
2/28 ARM with 5yr IO	101	22,474,847.80	8.01	38.95	6.462	664	83.06	360	360	0
3/27 ARM	67	10,177,252.08	3.63	41.08	7.484	629	80.48	360	360	0
3/27 ARM with 5yr IO	13	2,641,308.00	0.94	36.28	6.100	665	75.34	360	360	0
15 Year Fixed	15	2,042,793.37	0.73	36.39	6.714	662	57.01	180	180	0
2/13 ARM	8	819,312.38	0.29	40.24	8.023	632	82.79	180	180	0
6 Month ARM	5	816,800.00	0.29	33.21	7.941	641	84.83	360	360	0
20 Year Fixed	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
30 Year Fixed Rate Reduction	3	342,055.81	0.12	34.79	7.567	676	65.43	360	359	1
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Interest Only Mortgage Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	114	$25,116,155.80	8.95%	38.67%	6.424%	664	82.25%	360	360	0
Not Interest Only	1,808	255,411,207.69	91.05	40.28	7.566	617	79.06	358	358	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Lien Position

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,922	$280,527,363.49	100.00%	40.13%	7.464%	621	79.34%	358	358	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	508	$84,332,803.21	30.06%	40.27%	7.572%	623	79.39%	359	359	0
12	72	16,045,294.83	5.72	40.94	7.167	641	76.94	357	357	0
24	1,104	143,665,959.06	51.21	39.92	7.572	609	81.04	359	359	0
36	238	36,483,306.39	13.01	40.34	6.917	652	73.58	351	351	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Geographic Distribution

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	175	$37,015,138.71	13.19%	41.03%	6.939%	617	71.31%	357	357	0
Texas	246	26,659,806.93	9.50	40.33	7.792	605	80.23	357	357	0
Florida	187	25,180,717.88	8.98	39.72	7.352	620	78.56	359	359	0
Massachusetts	96	21,627,556.49	7.71	40.04	6.997	646	76.64	360	360	0
New York	71	16,407,662.43	5.85	41.30	7.307	631	74.73	357	357	0
Michigan	117	13,847,408.02	4.94	39.69	7.631	629	83.49	360	360	0
Illinois	77	11,891,480.30	4.24	39.88	7.976	602	84.86	360	359	1
New Jersey	49	10,839,438.94	3.86	41.76	7.568	621	79.39	357	357	0
Georgia	81	10,585,461.17	3.77	41.52	7.666	631	84.11	358	358	0
Pennsylvania	88	10,024,483.04	3.57	39.91	7.323	631	81.70	348	347	0
Ohio	73	8,258,033.13	2.94	38.14	7.535	627	86.84	360	360	0
Virginia	50	7,070,528.02	2.52	39.97	7.920	606	81.75	360	360	0
Connecticut	37	5,516,509.31	1.97	40.97	7.614	611	73.56	360	360	0
Maryland	26	5,466,249.90	1.95	38.43	7.849	597	73.93	360	360	0
Colorado	38	5,305,080.73	1.89	39.99	7.188	641	84.65	360	360	0
Wisconsin	29	4,544,026.02	1.62	39.73	7.937	619	84.18	354	353	0
Arizona	29	4,091,678.86	1.46	38.18	7.451	606	83.69	360	360	0
Rhode Island	22	4,081,579.61	1.45	40.52	7.229	643	80.07	360	360	0
Minnesota	22	3,555,046.00	1.27	39.89	7.577	628	82.34	360	360	0
Missouri	31	3,470,084.40	1.24	39.02	8.504	594	87.92	352	352	0
Kentucky	32	3,368,138.10	1.20	41.19	7.192	634	82.53	360	360	0
Maine	22	3,352,468.67	1.20	41.11	7.444	648	81.31	360	360	0
New Hampshire	21	3,331,112.00	1.19	42.14	7.723	598	78.14	360	360	0
Washington	24	3,228,740.00	1.15	41.98	7.083	649	85.34	360	360	0
North Carolina	29	3,032,243.15	1.08	37.99	8.025	608	84.16	360	360	0
Louisiana	27	2,890,825.62	1.03	38.11	8.110	609	83.24	345	344	0
Tennessee	30	2,808,519.68	1.00	38.44	7.815	616	82.81	351	350	0
Nevada	14	2,776,305.97	0.99	39.99	7.297	620	81.84	360	359	1
Indiana	27	2,565,749.84	0.91	39.32	7.646	620	80.91	354	354	0
South Carolina	18	2,020,628.36	0.72	39.07	7.698	599	80.01	360	360	0
Vermont	13	1,748,135.00	0.62	38.38	7.516	643	80.82	360	360	0
Oklahoma	18	1,722,504.45	0.61	35.47	7.655	597	83.14	360	360	0
Utah	13	1,622,010.65	0.58	38.77	7.309	619	82.88	360	360	0
Oregon	13	1,615,106.43	0.58	38.32	7.196	625	74.28	360	360	0
Alabama	16	1,609,248.00	0.57	41.61	7.736	605	82.17	360	360	0
Idaho	12	1,210,120.00	0.43	34.62	7.633	614	80.98	360	360	0
Hawaii	3	1,165,714.19	0.42	41.28	6.725	693	77.89	360	358	2
Arkansas	10	887,743.15	0.32	43.51	8.430	585	85.44	360	359	1
Wyoming	7	784,760.00	0.28	40.04	6.998	642	83.46	360	360	0
Iowa	7	693,649.00	0.25	39.63	8.054	620	87.27	360	360	0
Kansas	5	576,600.00	0.21	31.59	8.922	598	87.55	360	360	0
Mississippi	5	562,441.36	0.20	38.67	7.968	594	86.48	360	359	1
District of Columbia	2	493,950.00	0.18	32.79	6.262	649	56.63	360	360	0
Delaware	2	320,550.00	0.11	38.92	8.617	567	81.40	360	360	0
Montana	2	183,600.00	0.07	35.75	8.308	612	80.00	360	360	0
South Dakota	2	182,400.00	0.07	46.19	7.889	566	80.00	360	360	0
Alaska	1	176,000.00	0.06	36.82	6.950	652	47.57	360	360	0
North Dakota	2	103,200.00	0.04	41.90	9.107	569	84.88	360	360	0
Nebraska	1	56,929.98	0.02	20.83	10.400	617	95.00	360	357	3
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Range of Gross Margins (%) – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.001% to 3.500%	11	$2,124,640.00	0.90%	38.61%	5.615%	682	74.18%	360	360	0
3.501% to 4.000%	44	7,273,793.98	3.07	41.43	5.763	674	74.47	360	360	0
4.001% to 4.500%	138	21,494,991.63	9.08	39.42	6.327	670	76.98	360	360	0
4.501% to 5.000%	276	38,537,619.46	16.28	39.88	6.796	641	79.49	360	360	0
5.001% to 5.500%	353	49,000,210.19	20.70	39.70	7.264	627	80.81	359	359	0
5.501% to 6.000%	284	36,851,084.93	15.57	39.92	7.731	606	82.88	359	359	0
6.001% to 6.500%	186	27,480,162.29	11.61	40.69	8.106	588	82.68	359	359	0
6.501% to 7.000%	165	24,748,814.80	10.46	39.62	8.662	570	81.45	359	359	0
7.001% to 7.500%	126	18,066,971.99	7.63	40.41	8.988	558	81.72	359	359	0
7.501% to 8.000%	69	11,135,179.73	4.70	42.19	9.344	546	81.19	359	358	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	6	$1,119,949.54	0.47%	33.65%	7.917%	634	83.53%	360	359	1
2.000%	1	331,868.44	0.14	40.70	8.990	529	70.00	360	357	3
3.000%	1,645	235,261,651.02	99.39	40.09	7.584	613	80.69	359	359	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	1,652	$236,713,469.00	100.00%	40.06%	7.588%	613	80.69%	359	359	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**




OPTION ONE

Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	1	$148,000.00	0.06%	25.88%	4.750%	635	80.00%	360	360	0
11.001% to 11.500%	22	3,987,493.00	1.68	40.12	5.330	681	73.86	360	360	0
11.501% to 12.000%	69	13,351,558.30	5.64	41.68	5.861	670	78.26	360	360	0
12.001% to 12.500%	146	26,650,659.52	11.26	40.44	6.341	651	79.24	360	360	0
12.501% to 13.000%	252	37,446,656.17	15.82	39.20	6.796	636	79.47	359	359	0
13.001% to 13.500%	248	35,324,774.08	14.92	39.15	7.290	624	81.38	360	360	0
13.501% to 14.000%	330	44,245,843.71	18.69	40.62	7.796	604	82.35	358	358	0
14.001% to 14.500%	189	24,941,510.62	10.54	41.28	8.307	587	82.01	360	360	0
14.501% to 15.000%	200	26,532,239.63	11.21	40.98	8.786	572	80.83	359	359	0
15.001% to 15.500%	110	13,618,137.74	5.75	38.86	9.271	561	82.39	360	360	0
15.501% to 16.000%	62	8,021,036.78	3.39	37.80	9.695	551	80.75	357	357	0
16.001% to 16.500%	15	1,775,903.58	0.75	35.61	10.271	554	71.75	360	360	0
16.501% to 17.000%	4	337,153.19	0.14	38.16	10.771	540	88.47	360	360	0
17.001% to 17.500%	3	232,752.68	0.10	32.58	11.254	537	76.65	360	360	0
17.501% to 18.000%	1	99,750.00	0.04	36.61	11.800	0	75.00	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$148,000.00	0.06%	25.88%	4.750%	635	80.00%	360	360	0
5.001% to 5.500%	22	3,987,493.00	1.68	40.12	5.330	681	73.86	360	360	0
5.501% to 6.000%	70	13,674,859.46	5.78	41.96	5.905	667	78.17	360	360	0
6.001% to 6.500%	146	26,650,659.52	11.26	40.44	6.341	651	79.24	360	360	0
6.501% to 7.000%	252	37,446,656.17	15.82	39.20	6.796	636	79.47	359	359	0
7.001% to 7.500%	249	35,387,529.31	14.95	39.14	7.291	624	81.38	360	360	0
7.501% to 8.000%	328	43,859,787.32	18.53	40.53	7.797	604	82.41	358	358	0
8.001% to 8.500%	189	24,941,510.62	10.54	41.28	8.307	587	82.01	360	360	0
8.501% to 9.000%	201	26,864,108.07	11.35	40.98	8.789	571	80.70	359	359	0
9.001% to 9.500%	110	13,618,137.74	5.75	38.86	9.271	561	82.39	360	360	0
9.501% to 10.000%	61	7,689,168.34	3.25	37.68	9.725	552	81.21	357	357	0
10.001% to 10.500%	15	1,775,903.58	0.75	35.61	10.271	554	71.75	360	360	0
10.501% to 11.000%	4	337,153.19	0.14	38.16	10.771	540	88.47	360	360	0
11.001% to 11.500%	3	232,752.68	0.10	32.58	11.254	537	76.65	360	360	0
11.501% to 12.000%	1	99,750.00	0.04	36.61	11.800	0	75.00	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
December 2005	5	$816,800.00	0.35%	33.21%	7.941%	641	84.83%	360	360	0
November 2006	2	343,547.03	0.15	51.12	8.665	593	73.91	360	353	7
December 2006	1	177,933.94	0.08	36.37	9.250	518	75.00	360	354	6
January 2007	4	969,139.87	0.41	46.47	7.491	558	78.25	360	355	5
February 2007	6	778,312.74	0.33	42.59	6.815	640	81.37	360	356	4
March 2007	52	7,420,079.71	3.13	41.83	7.922	590	82.12	359	356	3
April 2007	28	4,017,254.22	1.70	41.63	7.811	612	83.82	360	358	2
May 2007	100	11,107,708.81	4.69	38.33	7.814	624	82.09	360	359	1
June 2007	1,086	156,349,967.60	66.05	40.18	7.583	612	80.51	359	359	0
July 2007	288	41,914,165.00	17.71	39.47	7.579	610	80.84	360	360	0
March 2008	3	453,370.02	0.19	40.87	7.316	656	77.45	360	357	3
April 2008	1	137,855.77	0.06	34.99	7.500	680	95.00	360	358	2
May 2008	2	254,904.09	0.11	36.60	6.856	616	80.00	360	359	1
June 2008	63	10,022,792.20	4.23	40.62	7.285	633	79.26	360	360	0
July 2008	11	1,949,638.00	0.82	38.02	6.753	652	79.55	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$617,347,266.16	$25,835.56	$1,280,000.00
Number of Loans	3,097		
Average Original Loan Balance	$199,382.97	$50,000.00	$1,280,000.00
Average Current Loan Balance	$199,337.19		
(1) Weighted Average Combined Original LTV	79.37%	12.05%	100.00%
(1) Weighted Average Gross Coupon	7.447%	4.990%	12.650%
(1) (2) Weighted Average Gross Margin	5.508%	3.000%	10.340%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	180
(1) Weighted Average Remaining Term to Maturity (months)	358	117	360
(1) (3) Weighted Average Credit Score	621	500	814

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.33% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.76%
	Fixed	15.24%
Fully Amortizing Mortgage Loans		71.63%
Lien	First	98.55%
	Second	1.45%
Property Type	SFR	73.08%
	PUD	10.93%
	2-4 Family	9.74%
	Low Rise Condo	4.46%
	Manufactured Housing	1.40%
	High Rise Condo	0.39%
Occupancy Status	Owner Occupied	91.74%
	Non-Owner Occupied	6.32%
	Second Home	1.94%
Geographic Distribution	California	19.15%
	Florida	11.85%
	Massachusetts	8.56%
	New York	7.94%
	New Jersey	6.26%
	Texas	5.09%
Number of States	47	
Largest Zip Code Concentration	33414	0.26%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		70.31%





Range of Mortgage Coupons (%)

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$760,000.00	0.12%	49.41%	4.997%	695	80.00%	360	360	0
5.001% to 5.500%	37	10,052,744.40	1.63	45.55	5.322	664	73.25	360	360	0
5.501% to 6.000%	140	44,644,711.33	7.23	40.53	5.862	666	76.76	360	360	0
6.001% to 6.500%	297	83,985,348.98	13.60	40.06	6.294	649	76.37	360	360	0
6.501% to 7.000%	532	129,606,272.27	20.99	41.40	6.807	640	79.41	359	359	0
7.001% to 7.500%	438	98,943,088.87	16.03	41.22	7.292	629	80.11	358	358	0
7.501% to 8.000%	498	95,403,679.89	15.45	39.94	7.767	613	81.46	358	358	0
8.001% to 8.500%	299	51,353,141.31	8.32	39.76	8.273	594	82.05	358	358	0
8.501% to 9.000%	272	38,693,948.89	6.27	38.46	8.769	576	79.53	357	357	0
9.001% to 9.500%	154	20,406,141.45	3.31	40.55	9.301	560	79.10	358	358	1
9.501% to 10.000%	155	17,730,338.00	2.87	39.30	9.767	558	79.76	355	355	0
10.001% to 10.500%	97	10,842,258.69	1.76	39.42	10.262	541	77.82	358	357	0
10.501% to 11.000%	87	7,966,004.82	1.29	39.97	10.786	555	81.88	357	357	1
11.001% to 11.500%	47	3,505,350.43	0.57	41.10	11.263	554	86.84	357	356	1
11.501% to 12.000%	31	2,584,349.92	0.42	39.51	11.780	545	76.14	353	352	1
12.001% to 12.500%	10	785,011.91	0.13	42.91	12.147	542	65.98	360	359	1
12.501% to 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Combined Original Loan-to-Value Ratio (%)

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	1	$50,000.00	0.01%	18.60%	7.650%	631	12.05%	360	360	0
15.01% to 20.00%	2	125,000.00	0.02	17.09	8.314	551	17.19	360	360	0
20.01% to 25.00%	10	1,611,955.48	0.26	42.46	6.727	604	23.10	349	349	0
25.01% to 30.00%	16	2,042,036.95	0.33	43.94	7.153	616	27.24	354	354	0
30.01% to 35.00%	14	1,798,000.00	0.29	31.00	7.531	593	32.81	349	349	0
35.01% to 40.00%	26	3,903,600.00	0.63	37.51	7.455	564	38.15	360	360	0
40.01% to 45.00%	29	4,030,649.68	0.65	36.66	7.454	602	42.28	355	355	0
45.01% to 50.00%	34	4,773,295.39	0.77	34.90	7.494	610	47.67	358	358	0
50.01% to 55.00%	40	8,027,323.04	1.30	37.98	7.150	613	52.74	359	359	0
55.01% to 60.00%	71	12,291,299.95	1.99	37.30	7.382	590	58.13	357	357	0
60.01% to 65.00%	134	23,338,355.79	3.78	39.65	7.568	601	63.38	358	357	0
65.01% to 70.00%	184	39,508,796.16	6.40	38.61	7.330	602	68.84	357	356	0
70.01% to 75.00%	307	64,526,049.15	10.45	40.82	7.634	592	74.18	359	358	0
75.01% to 80.00%	1,177	233,652,610.15	37.85	40.65	7.247	630	79.69	359	359	0
80.01% to 85.00%	317	67,131,091.85	10.87	40.71	7.429	616	84.46	359	359	0
85.01% to 90.00%	344	82,602,596.42	13.38	41.08	7.508	640	89.66	359	359	0
90.01% to 95.00%	269	57,266,886.04	9.28	41.60	7.705	634	94.58	359	359	0
95.01% to 100.00%	122	10,667,720.11	1.73	44.19	9.528	631	99.75	357	355	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Cut-off Date Principal Balance ($)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	51	$2,516,254.35	0.41%	32.04%	8.778%	590	62.98%	333	333	1
$50,000.01 to $75,000.00	441	27,213,059.56	4.41	35.88	9.286	598	79.33	348	347	1
$75,000.01 to $100,000.00	343	30,140,009.47	4.88	37.35	8.690	596	76.89	356	356	0
$100,000.01 to $125,000.00	321	35,839,735.35	5.81	38.51	8.143	602	78.13	357	357	0
$125,000.01 to $150,000.00	247	34,065,044.88	5.52	37.16	7.753	603	77.29	358	358	0
$150,000.01 to $175,000.00	318	51,366,310.58	8.32	40.15	7.363	616	79.79	358	358	0
$175,000.01 to $200,000.00	288	53,926,765.01	8.74	39.98	7.414	618	80.09	360	360	0
$200,000.01 to $225,000.00	194	41,324,638.65	6.69	40.45	7.363	614	78.50	360	360	0
$225,000.01 to $250,000.00	143	33,983,956.18	5.50	42.17	7.290	627	78.82	360	360	0
$250,000.01 to $275,000.00	123	32,260,128.69	5.23	42.51	7.298	622	79.92	360	360	0
$275,000.01 to $300,000.00	93	26,780,230.57	4.34	40.99	7.174	626	80.61	358	358	0
$300,000.01 to $325,000.00	72	22,469,647.07	3.64	42.64	7.180	631	79.76	360	360	0
$325,000.01 to $350,000.00	62	20,937,730.57	3.39	42.53	6.984	631	79.59	360	360	0
$350,000.01 to $375,000.00	49	17,813,973.51	2.89	43.35	7.181	648	81.40	360	360	0
$375,000.01 to $400,000.00	67	26,017,242.88	4.21	43.78	7.281	635	82.80	358	358	0
$400,000.01 to $425,000.00	41	16,938,830.41	2.74	41.91	6.969	660	83.72	360	360	0
$425,000.01 to $450,000.00	37	16,244,210.13	2.63	40.98	7.208	626	81.44	360	360	0
$450,000.01 to $475,000.00	26	12,065,207.40	1.95	40.74	6.889	652	83.78	360	360	0
$475,000.01 to $500,000.00	30	14,734,794.24	2.39	43.51	6.778	629	81.35	360	360	0
$500,000.01 to $525,000.00	22	11,355,732.25	1.84	41.90	6.763	660	84.41	360	360	0
$525,000.01 to $550,000.00	26	13,990,743.74	2.27	44.36	6.648	655	81.65	360	359	1
$550,000.01 to $575,000.00	9	5,083,814.47	0.82	42.94	6.954	635	74.73	360	360	0
$575,000.01 to $600,000.00	17	10,127,310.25	1.64	40.94	7.476	614	82.87	360	359	1
$600,000.01 to $625,000.00	10	6,131,592.36	0.99	43.31	7.106	619	78.96	360	360	0
$625,000.01 to $650,000.00	16	10,227,250.37	1.66	41.37	7.081	632	78.95	360	359	1
$650,000.01 to $675,000.00	8	5,292,416.12	0.86	40.50	7.325	608	80.93	360	359	1
$675,000.01 to $700,000.00	3	2,048,000.00	0.33	42.15	7.956	595	81.66	360	360	0
$700,000.01 to $725,000.00	4	2,860,485.73	0.46	42.25	6.565	661	76.58	360	359	1
$725,000.01 to $750,000.00	4	2,976,000.00	0.48	40.44	6.504	597	72.79	360	360	0
$750,000.01 to $775,000.00	4	3,068,222.17	0.50	40.17	6.227	634	74.43	360	360	0
$775,000.01 to $800,000.00	1	800,000.00	0.13	50.05	9.150	522	73.39	360	360	0
$800,000.01 or greater	27	26,747,929.20	4.33	37.72	7.005	616	71.51	360	359	1

Total:	3,097	$617,347,266.16	100.00%	40.50%	7.447%	621	79.37%	359	358	0



Original Term to Maturity (Months)

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	3	$161,006.81	0.03%	39.96%	9.198%	596	66.25%	120	119	1
180	43	3,451,293.24	0.56	33.90	8.224	616	72.27	180	180	0
240	18	1,903,785.81	0.31	45.24	7.896	620	78.89	240	240	0
360	3,033	611,831,180.30	99.11	40.52	7.441	621	79.42	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Remaining Term to Maturity (Months)

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	3	$161,006.81	0.03%	39.96%	9.198%	596	66.25%	120	119	1
176 to 180	43	3,451,293.24	0.56	33.90	8.224	616	72.27	180	180	0
231 to 235	1	98,488.81	0.02	51.91	11.990	643	100.00	240	235	5
236 to 240	17	1,805,297.00	0.29	44.87	7.673	619	77.74	240	240	0
346 to 350	2	347,259.36	0.06	40.32	8.065	539	74.11	360	349	11
351 to 355	21	4,806,584.06	0.78	41.77	7.700	598	80.47	360	355	5
356 to 360	3,010	606,677,336.88	98.27	40.51	7.438	622	79.41	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	6	$1,139,500.00	0.18%	52.76%	6.205%	809	65.28%	360	360	0
751 to 800	45	12,469,431.18	2.02	41.43	6.769	768	83.08	360	360	0
701 to 750	179	44,973,560.81	7.28	40.46	6.738	721	83.77	359	358	0
651 to 700	509	119,711,936.10	19.39	40.78	6.822	672	81.37	359	359	0
601 to 650	1,062	218,538,860.04	35.40	40.63	7.202	625	79.98	358	357	0
551 to 600	741	134,360,395.19	21.76	40.39	7.746	579	77.18	359	359	0
501 to 550	511	81,702,433.32	13.23	39.84	8.965	526	75.99	359	358	0
451 to 500	5	287,325.00	0.05	38.39	10.689	500	62.05	360	360	0
Not Available	39	4,163,824.52	0.67	39.09	8.641	0	73.62	357	356	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	169	$32,087,376.22	5.20%	39.93%	8.281%	568	75.97%	359	358	0
AA	347	69,721,864.67	11.29	39.77	7.839	588	80.00	358	357	0
AA+	2,245	465,171,390.87	75.35	40.70	7.153	636	80.28	359	358	0
B	189	30,351,190.45	4.92	39.85	8.714	561	75.44	360	359	0
C	88	12,525,463.93	2.03	40.32	9.312	552	70.06	360	360	0
CC	56	7,319,000.02	1.19	40.97	10.232	555	62.90	360	360	0
NG	3	170,980.00	0.03	33.34	8.594	616	86.93	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**




OPTION ONE

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	2,365	$451,129,083.72	73.08%	40.16%	7.468%	615	78.69%	358	358	0
PUD	292	67,505,049.44	10.93	40.50	7.361	615	80.74	359	358	0
2-4 Family	225	60,114,293.11	9.74	42.54	7.369	656	81.59	359	359	0
Low Rise Condo	138	27,519,414.22	4.46	41.71	7.295	661	81.96	360	359	0
MF Housing	67	8,655,461.17	1.40	41.34	7.799	636	80.89	358	357	1
High Rise Condo	10	2,423,964.50	0.39	41.08	8.222	578	79.37	360	359	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Occupancy Status

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	2,820	$566,341,584.65	91.74%	40.68%	7.424%	618	79.16%	358	358	0
Non-Owner Occupied	228	39,016,995.75	6.32	38.67	7.905	654	81.40	359	359	1
Second Home	49	11,988,685.76	1.94	37.10	7.029	658	82.73	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	2,090	$357,718,239.29	57.94%	40.81%	7.519%	605	79.54%	358	357	0
Stated Income	939	245,280,345.36	39.73	40.00	7.331	641	78.95	360	359	0
No Documentation	45	8,456,283.29	1.37	0.00	7.357	728	80.89	360	360	0
Limited Income	21	5,255,283.67	0.85	42.90	8.115	653	83.68	360	360	0
NRT	1	501,639.90	0.08	0.00	7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.02	39.88	6.900	675	95.00	360	359	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,885	$369,967,190.93	59.93%	40.12%	7.526%	610	77.35%	358	358	0
Purchase	1,106	224,565,289.76	36.38	41.09	7.311	641	82.62	360	359	0
R/T Refi	106	22,814,785.47	3.70	40.89	7.502	621	80.24	358	357	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,794	$336,881,233.48	54.57%	40.09%	7.775%	608	79.66%	360	360	0
2/28 ARM with 5yr IO	501	153,866,582.40	24.92	41.68	6.758	637	80.40	360	360	0
30 Year Fixed	566	82,272,678.45	13.33	39.68	7.616	640	77.72	360	360	0
3/27 ARM	85	15,592,505.15	2.53	38.31	7.153	638	77.99	360	360	0
3/27 ARM with 5yr IO	47	14,479,658.24	2.35	43.83	6.471	648	76.66	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	1.05	39.35	6.793	640	78.37	360	360	0
15 Year Fixed	32	2,695,933.87	0.44	33.63	8.242	625	74.81	180	179	1
20 Year Fixed	18	1,903,785.81	0.31	45.24	7.896	620	78.89	240	240	0
6 Month ARM	7	1,346,011.18	0.22	47.22	7.250	569	77.47	360	358	2
2/13 ARM	11	755,359.37	0.12	35.00	8.159	585	63.17	180	180	0
Other	12	1,056,228.21	0.17	50.54	8.610	596	56.02	323	322	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Interest Only Mortgage Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	573	$175,165,030.64	28.37%	41.81%	6.733%	638	79.92%	360	360	0
Not Interest Only	2,524	442,182,235.52	71.63	39.96	7.729	615	79.16	358	358	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**


OPTION ONE

Lien Position

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	2,977	$608,420,200.39	98.55%	40.43%	7.404%	621	79.16%	359	358	0
2	120	8,927,065.77	1.45	44.84	10.363	622	94.16	355	354	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	934	$183,307,690.17	29.69%	40.56%	7.727%	614	78.20%	358	358	0
12	162	50,186,596.33	8.13	40.62	7.111	647	79.13	359	359	0
24	1,550	307,987,535.11	49.89	40.61	7.380	618	80.67	360	359	0
30	4	854,200.00	0.14	43.81	7.897	643	82.21	360	360	0
36	447	75,011,244.55	12.15	39.80	7.256	636	77.08	354	354	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Geographic Distribution

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	374	$118,247,408.43	19.15%	42.87%	6.862%	640	79.20%	359	359	0
Florida	398	73,168,468.59	11.85	39.20	7.473	619	80.00	359	359	0
Massachusetts	201	52,832,127.99	8.56	42.71	7.292	626	79.08	360	360	0
New York	166	49,027,511.32	7.94	40.92	7.316	640	78.93	359	359	0
New Jersey	142	38,638,692.22	6.26	40.16	7.618	611	75.79	359	359	0
Texas	230	31,422,667.22	5.09	38.29	7.906	604	79.94	354	354	0
Virginia	131	25,545,649.00	4.14	38.66	7.808	604	77.14	359	359	0
Illinois	106	17,411,075.95	2.82	41.17	7.799	600	80.11	359	358	1
Michigan	129	16,700,064.52	2.71	39.12	7.889	612	82.25	357	357	0
Connecticut	71	14,086,085.15	2.28	40.93	7.363	615	78.31	360	360	0
Maryland	58	13,449,190.18	2.18	39.57	7.662	603	78.61	359	359	0
Pennsylvania	95	13,008,687.92	2.11	39.62	7.641	620	80.65	354	353	0
Rhode Island	51	11,676,341.25	1.89	37.63	6.981	636	76.78	360	360	0
Arizona	62	11,330,717.71	1.84	39.95	7.481	623	79.85	358	358	0
Colorado	59	10,812,165.32	1.75	40.09	7.418	608	83.05	360	360	0
Ohio	93	10,607,048.22	1.72	37.01	7.886	609	81.11	358	358	0
Georgia	78	10,512,707.28	1.70	40.21	7.955	600	83.72	350	350	0
Washington	43	9,372,711.87	1.52	42.44	7.468	602	77.91	360	360	0
Nevada	40	8,636,073.10	1.40	42.47	6.981	646	78.79	360	360	0
North Carolina	60	7,488,721.20	1.21	40.03	8.119	616	79.36	357	356	1
Minnesota	37	6,946,316.55	1.13	41.50	7.849	611	82.09	360	360	0
Maine	44	5,794,434.64	0.94	39.10	7.943	608	77.62	355	354	0
New Hampshire	29	5,263,164.16	0.85	41.78	7.224	617	79.08	360	360	0
Wisconsin	34	4,970,815.63	0.81	39.69	7.632	618	81.71	358	358	0
Hawaii	15	4,737,100.00	0.77	42.33	6.685	679	77.67	360	360	0
Missouri	37	4,620,617.35	0.75	36.67	8.471	596	84.78	360	360	0
South Carolina	22	3,960,944.24	0.64	46.12	7.361	621	78.81	360	359	1
Tennessee	32	3,593,028.66	0.58	35.78	8.307	610	85.07	354	353	0
Oregon	22	3,478,803.09	0.56	46.49	7.525	611	80.70	360	360	0
Indiana	31	3,029,446.02	0.49	36.64	8.549	592	78.99	360	360	0
Kentucky	26	3,023,184.48	0.49	33.91	7.429	620	81.30	360	360	0
Louisiana	22	3,004,141.43	0.49	38.21	8.251	618	80.06	356	355	0
District of Columbia	9	2,911,555.97	0.47	34.54	6.872	623	65.51	360	360	0
Vermont	16	2,133,631.25	0.35	35.34	8.895	580	80.03	360	360	0
Oklahoma	17	2,080,906.06	0.34	42.02	7.961	615	85.56	360	360	0
Arkansas	19	1,981,847.12	0.32	35.09	9.029	579	86.61	357	356	1
Idaho	11	1,895,368.42	0.31	37.88	7.160	643	81.26	360	360	0
Alabama	21	1,770,687.29	0.29	34.10	8.568	592	78.25	343	342	1
Wyoming	11	1,688,380.00	0.27	41.30	7.275	607	83.79	360	360	0
Montana	6	1,384,600.00	0.22	34.84	8.045	573	78.67	360	360	0
Iowa	14	1,287,265.93	0.21	37.93	9.155	585	81.97	360	359	1
Kansas	12	1,277,830.00	0.21	28.66	8.273	611	84.44	360	360	0
Utah	7	952,770.00	0.15	37.79	7.278	613	82.58	360	360	0
Delaware	4	657,361.27	0.11	34.62	8.447	616	81.45	360	360	0
Mississippi	6	482,867.79	0.08	42.67	9.392	562	87.45	360	360	0
Nebraska	5	394,000.00	0.06	30.57	8.345	614	76.79	300	300	0
North Dakota	1	52,084.37	0.01	32.62	9.100	587	70.00	180	177	3
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**


OPTION
ONE

Range of Gross Margins (%) – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.11%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	18	5,706,598.57	1.09	43.86	5.697	688	77.99	360	360	0
3.501% to 4.000%	76	22,268,214.37	4.26	42.02	5.870	686	78.56	360	360	0
4.001% to 4.500%	225	59,107,444.62	11.30	40.21	6.345	664	75.16	360	360	0
4.501% to 5.000%	407	103,655,976.81	19.81	41.53	6.724	644	79.07	360	360	0
5.001% to 5.500%	466	110,162,697.58	21.05	41.37	7.156	627	81.07	360	359	0
5.501% to 6.000%	385	80,601,756.94	15.40	39.98	7.617	615	83.28	360	359	0
6.001% to 6.500%	290	53,745,946.62	10.27	40.55	8.082	581	81.43	359	359	0
6.501% to 7.000%	202	34,959,070.88	6.68	38.94	8.523	566	79.31	359	359	0
7.001% to 7.500%	128	18,311,460.50	3.50	38.94	9.069	554	75.65	359	359	0
7.501% to 8.000%	165	23,314,181.28	4.46	38.92	9.884	530	76.12	360	359	0
8.001% to 8.500%	60	7,575,707.28	1.45	40.89	10.190	526	79.59	360	360	0
8.501% to 9.000%	17	2,354,357.64	0.45	39.72	10.724	524	80.93	360	360	0
9.001% to 9.500%	5	844,376.17	0.16	41.59	10.732	543	75.59	360	359	1
10.001% to 10.500%	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	8	$1,221,989.47	0.23%	42.00%	8.574%	555	77.81%	360	359	1
3.000%	2,439	522,070,860.35	99.77	40.65	7.416	618	79.69	360	359	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	2,443	$522,497,673.82	99.85%	40.67%	7.417%	618	79.68%	360	359	0
1.500%	2	324,373.16	0.06	36.01	10.724	515	71.14	360	357	3
2.000%	2	470,802.84	0.09	26.46	7.636	623	88.27	360	356	4
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**


OPTION ONE

Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	2	$760,000.00	0.15%	49.41%	4.997%	695	80.00%	360	360	0
11.001% to 11.500%	37	10,052,744.40	1.92	45.55	5.322	664	73.25	360	360	0
11.501% to 12.000%	124	39,391,015.15	7.53	40.66	5.855	666	76.76	360	360	0
12.001% to 12.500%	233	66,254,525.04	12.66	40.85	6.305	647	77.68	360	360	0
12.501% to 13.000%	433	110,920,679.09	21.20	41.59	6.802	640	80.38	360	360	0
13.001% to 13.500%	371	87,762,970.71	16.77	41.47	7.292	628	80.68	359	359	0
13.501% to 14.000%	405	82,421,938.73	15.75	39.95	7.764	609	82.00	360	360	0
14.001% to 14.500%	232	43,331,117.94	8.28	39.83	8.276	585	82.21	359	359	0
14.501% to 15.000%	194	30,878,345.47	5.90	38.23	8.768	565	78.59	360	359	0
15.001% to 15.500%	117	17,462,064.73	3.34	40.48	9.295	549	78.35	359	359	0
15.501% to 16.000%	120	14,977,099.28	2.86	39.07	9.770	549	78.43	359	359	0
16.001% to 16.500%	75	9,114,659.17	1.74	37.66	10.256	530	76.05	360	360	0
16.501% to 17.000%	54	5,661,691.10	1.08	38.76	10.787	533	76.34	358	358	0
17.001% to 17.500%	24	1,914,605.79	0.37	37.50	11.226	536	79.34	360	359	1
17.501% to 18.000%	18	1,574,226.90	0.30	38.01	11.770	533	72.13	360	360	0
18.001% to 18.500%	6	555,457.02	0.11	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.05	36.83	11.943	509	67.42	360	359	1
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	3	$1,394,856.01	0.27%	50.88%	5.449%	644	77.72%	360	358	2
5.001% to 5.500%	38	10,277,093.12	1.96	45.35	5.340	662	73.15	360	360	0
5.501% to 6.000%	123	38,756,159.14	7.41	40.45	5.853	668	76.79	360	360	0
6.001% to 6.500%	233	66,179,938.74	12.65	40.86	6.311	647	77.70	360	360	0
6.501% to 7.000%	433	110,920,679.09	21.20	41.59	6.802	640	80.38	360	360	0
7.001% to 7.500%	371	87,762,970.71	16.77	41.47	7.292	628	80.68	359	359	0
7.501% to 8.000%	406	82,614,152.10	15.79	39.96	7.769	609	82.02	360	360	0
8.001% to 8.500%	232	43,331,117.94	8.28	39.83	8.276	585	82.21	359	359	0
8.501% to 9.000%	194	30,878,345.47	5.90	38.23	8.768	565	78.59	360	359	0
9.001% to 9.500%	116	17,312,302.31	3.31	40.51	9.296	549	78.38	359	359	0
9.501% to 10.000%	119	14,784,885.91	2.83	39.03	9.767	549	78.28	359	359	0
10.001% to 10.500%	75	9,114,659.17	1.74	37.66	10.256	530	76.05	360	360	0
10.501% to 11.000%	54	5,661,691.10	1.08	38.76	10.787	533	76.34	358	358	0
11.001% to 11.500%	24	1,914,605.79	0.37	37.50	11.226	536	79.34	360	359	1
11.501% to 12.000%	19	1,749,061.20	0.33	37.96	11.753	530	71.70	360	359	1
12.001% to 12.500%	6	555,457.02	0.11	41.45	12.127	535	63.73	360	360	0
12.501% to 13.000%	1	84,875.00	0.02	35.54	12.650	514	66.57	360	360	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
August 2005	1	$634,856.01	0.12%	52.64%	5.990%	582	75.00%	360	356	4
September 2005	1	75,905.17	0.01	52.30	11.150	0	80.00	360	357	3
December 2005	4	462,050.00	0.09	39.62	8.754	522	79.49	360	360	0
January 2006	1	173,200.00	0.03	45.44	6.150	645	80.00	360	360	0
July 2006	1	232,598.80	0.04	47.35	6.500	542	71.21	360	349	11
August 2006	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
November 2006	1	41,381.48	0.01	38.38	9.490	545	65.00	360	353	7
December 2006	4	820,219.75	0.16	38.49	7.366	671	80.17	360	354	6
January 2007	14	3,517,490.19	0.67	43.22	7.641	582	80.02	360	355	5
February 2007	16	4,070,070.35	0.78	45.10	7.913	578	75.41	360	356	4
March 2007	81	20,170,068.68	3.85	41.88	7.633	603	80.29	360	357	3
April 2007	52	10,002,595.26	1.91	44.33	7.711	618	82.64	360	358	2
May 2007	124	24,883,266.33	4.76	41.77	7.354	641	80.97	360	359	1
June 2007	1,613	351,118,557.95	67.10	40.28	7.429	619	80.03	360	360	0
July 2007	399	76,532,265.90	14.63	40.63	7.502	607	78.57	359	359	0
January 2008	1	224,972.41	0.04	24.62	7.250	628	91.84	360	355	5
February 2008	1	245,830.43	0.05	28.14	7.990	619	85.00	360	356	4
March 2008	2	202,496.14	0.04	24.56	7.669	633	76.25	360	357	3
April 2008	6	718,003.63	0.14	43.50	8.059	637	77.14	360	358	2
May 2008	14	2,694,060.78	0.51	44.77	6.549	655	74.52	360	359	1
June 2008	92	22,110,550.00	4.23	41.63	6.783	644	77.51	360	360	0
July 2008	16	3,876,250.00	0.74	37.43	6.879	631	77.19	360	360	0
April 2020	1	321,500.00	0.06	59.60	5.725	601	26.79	360	358	2
June 2020	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



BOND SUMMARY
To Call

Class A-1A (To Call)					
FRM PPC / ARM PPC	80% | 70%	100% | 85%	115% | 100%	125% | 120%	145% | 140%
Average Life (yrs.)	3.65	3.10	2.70	2.32	1.99
Modified Duration	3.26	2.81	2.48	2.16	1.86
First Principal Payment	1	1	1	1	1
Last Principal Payment	113	93	79	67	57

BOND SUMMARY
To Maturity

Class A-1A (To Maturity)					
FRM PPC / ARM PPC	80% | 70%	100% | 85%	115% | 100%	125% | 120%	145% | 140%
Average Life (yrs.)	3.90	3.30	2.88	2.48	2.12
Modified Duration	3.42	2.95	2.61	2.27	1.97
First Principal Payment	1	1	1	1	1
Last Principal Payment	243	202	173	151	128



Available Funds Cap Schedule

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	8/25/2005	5.11%	5.11%	41	12/25/2008	7.81%	18.97%
2	9/25/2005	6.22%	22.85%	42	1/25/2009	7.62%	18.50%
3	10/25/2005	6.32%	22.91%	43	2/25/2009	7.63%	19.08%
4	11/25/2005	6.23%	22.77%	44	3/25/2009	8.27%	19.88%
5	12/25/2005	6.33%	22.80%	45	4/25/2009	7.63%	18.71%
6	1/25/2006	6.24%	22.63%	46	5/25/2009	7.84%	18.84%
7	2/25/2006	6.24%	22.55%	47	6/25/2009	7.64%	18.35%
8	3/25/2006	6.57%	22.77%	48	7/25/2009	7.85%	18.49%
9	4/25/2006	6.25%	22.34%	49	8/25/2009	7.64%	18.06%
10	5/25/2006	6.36%	22.32%	50	9/25/2009	7.65%	17.89%
11	6/25/2006	6.16%	21.99%	51	10/25/2009	7.86%	18.05%
12	7/25/2006	6.27%	21.94%	52	11/25/2009	7.65%	17.58%
13	8/25/2006	6.18%	21.68%	53	12/25/2009	8.19%	11.47%
14	9/25/2006	6.18%	21.51%	54	1/25/2010	7.93%	11.08%
15	10/25/2006	6.30%	21.44%	55	2/25/2010	7.92%	11.11%
16	11/25/2006	6.20%	21.14%	56	3/25/2010	8.76%	12.29%
17	12/25/2006	6.32%	21.04%	57	4/25/2010	7.91%	11.08%
18	1/25/2007	6.22%	20.72%	58	5/25/2010	8.17%	11.44%
19	2/25/2007	6.23%	20.49%	59	6/25/2010	7.90%	11.06%
20	3/25/2007	6.61%	20.62%	60	7/25/2010	8.16%	11.41%
21	4/25/2007	6.25%	20.00%	61	8/25/2010	7.89%	11.03%
22	5/25/2007	6.38%	19.86%	62	9/25/2010	7.89%	11.02%
23	6/25/2007	6.27%	19.47%	63	10/25/2010	8.15%	11.37%
24	7/25/2007	6.41%	19.31%	64	11/25/2010	7.88%	10.99%
25	8/25/2007	7.67%	21.19%	65	12/25/2010	8.14%	11.34%
26	9/25/2007	7.68%	20.90%	66	1/25/2011	7.87%	10.96%
27	10/25/2007	7.86%	20.82%	67	2/25/2011	7.87%	10.95%
28	11/25/2007	7.69%	20.34%	68	3/25/2011	8.70%	12.10%
29	12/25/2007	7.88%	20.28%	69	4/25/2011	7.86%	10.92%
30	1/25/2008	7.71%	19.81%	70	5/25/2011	8.11%	11.27%
31	2/25/2008	7.47%	20.07%	71	6/25/2011	7.85%	10.89%
32	3/25/2008	7.85%	20.30%	72	7/25/2011	8.10%	11.23%
33	4/25/2008	7.49%	19.57%	73	8/25/2011	7.84%	10.86%
34	5/25/2008	7.68%	19.57%	74	9/25/2011	7.83%	10.84%
35	6/25/2008	7.50%	19.10%	75	10/25/2011	8.09%	11.19%
36	7/25/2008	7.69%	19.11%	76	11/25/2011	7.82%	10.81%
37	8/25/2008	7.60%	19.53%	77	12/25/2011	8.08%	11.16%
38	9/25/2008	7.60%	19.31%	78	1/25/2012	7.81%	10.78%
39	10/25/2008	7.80%	19.38%	79	2/25/2012	7.81%	10.77%
40	11/25/2008	7.61%	18.89%				

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 3.3400% and 3.7100% respectively and run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the related Swap Agreement.



Swap Schedule

Period	Distribution Date	Notional Schedule ($)	Period	Distribution Date	Notional Schedule ($)
1	7/25/2005	0	28	10/25/2007	482,033,225
2	8/25/2005	1,192,890,898	29	11/25/2007	454,894,053
3	9/25/2005	1,183,586,129	30	12/25/2007	429,323,782
4	10/25/2005	1,172,086,638	31	1/25/2008	405,230,143
5	11/25/2005	1,158,405,425	32	2/25/2008	382,526,349
6	12/25/2005	1,142,566,735	33	3/25/2008	361,130,772
7	1/25/2006	1,124,607,419	34	4/25/2008	340,966,630
8	2/25/2006	1,104,576,873	35	5/25/2008	321,961,701
9	3/25/2006	1,082,536,474	36	6/25/2008	304,048,048
10	4/25/2006	1,058,560,088	37	7/25/2008	287,161,762
11	5/25/2006	1,032,733,838	38	8/25/2008	271,244,737
12	6/25/2006	1,005,155,437	39	9/25/2008	256,238,168
13	7/25/2006	976,032,482	40	10/25/2008	242,088,868
14	8/25/2006	945,829,773	41	11/25/2008	228,746,802
15	9/25/2006	914,641,996	42	12/25/2008	216,164,894
16	10/25/2006	882,571,512	43	1/25/2009	204,298,850
17	11/25/2006	849,727,596	44	2/25/2009	193,106,996
18	12/25/2006	816,225,676	45	3/25/2009	182,550,118
19	1/25/2007	782,186,501	46	4/25/2009	172,591,320
20	2/25/2007	747,735,238	47	5/25/2009	163,195,879
21	3/25/2007	713,000,507	48	6/25/2009	154,331,124
22	4/25/2007	678,113,361	49	7/25/2009	145,966,305
23	5/25/2007	643,208,449	50	8/25/2009	138,072,486
24	6/25/2007	608,418,853	51	9/25/2009	130,622,434
25	7/25/2007	573,876,597	52	10/25/2009	123,590,516
26	8/25/2007	541,416,889	53	11/25/2009	0
27	9/25/2007	510,839,401			



Excess Spread

Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR	Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	208	208	3.34%	3.71%	45	402	392	4.18%	4.24%
2	269	269	3.56%	3.81%	46	409	406	4.18%	4.25%
3	270	270	3.63%	3.87%	47	402	390	4.19%	4.26%
4	269	269	3.72%	3.92%	48	410	404	4.19%	4.27%
5	270	270	3.86%	3.96%	49	403	390	4.23%	4.28%
6	269	269	3.96%	3.98%	50	403	389	4.24%	4.29%
7	270	269	3.91%	3.98%	51	411	403	4.24%	4.30%
8	274	273	3.95%	3.98%	52	403	386	4.25%	4.30%
9	270	269	3.93%	3.97%	53	444	400	4.26%	4.31%
10	272	270	3.97%	3.97%	54	431	383	4.26%	4.32%
11	261	258	3.97%	3.97%	55	431	385	4.27%	4.32%
12	263	260	3.97%	3.96%	56	468	430	4.27%	4.33%
13	262	259	3.90%	3.96%	57	429	382	4.28%	4.35%
14	262	258	3.91%	3.97%	58	441	397	4.29%	4.36%
15	265	260	3.92%	3.98%	59	428	380	4.29%	4.37%
16	263	258	3.93%	3.99%	60	440	394	4.30%	4.38%
17	266	260	3.94%	4.00%	61	428	380	4.34%	4.40%
18	264	257	3.96%	4.02%	62	428	379	4.35%	4.40%
19	264	256	3.97%	4.03%	63	440	394	4.35%	4.41%
20	274	265	3.98%	4.04%	64	427	377	4.36%	4.41%
21	266	255	3.99%	4.05%	65	440	393	4.36%	4.42%
22	270	258	4.00%	4.06%	66	427	376	4.37%	4.43%
23	267	254	4.01%	4.07%	67	428	378	4.38%	4.43%
24	271	258	4.02%	4.08%	68	465	425	4.38%	4.43%
25	410	424	4.03%	4.09%	69	428	377	4.39%	4.43%
26	410	423	4.04%	4.10%	70	440	393	4.39%	4.43%
27	415	427	4.05%	4.11%	71	428	377	4.40%	4.43%
28	411	419	4.06%	4.12%	72	441	392	4.40%	4.42%
29	416	425	4.07%	4.13%	73	429	379	4.37%	4.42%
30	411	415	4.08%	4.14%	74	429	379	4.38%	4.43%
31	387	392	4.09%	4.15%	75	442	394	4.38%	4.43%
32	397	407	4.10%	4.16%	76	430	379	4.38%	4.44%
33	387	389	4.11%	4.16%	77	442	394	4.39%	4.44%
34	393	399	4.12%	4.16%	78	430	379	4.39%	4.44%
35	387	385	4.13%	4.17%	79	431	380	4.40%	4.45%
36	393	397	4.14%	4.17%					
37	396	397	4.12%	4.17%					
38	398	396	4.13%	4.18%					
39	405	409	4.13%	4.19%					
40	400	395	4.14%	4.20%					
41	407	408	4.15%	4.20%					
42	401	393	4.16%	4.21%					
43	401	395	4.16%	4.21%					
44	423	426	4.17%	4.23%					


OPTION
ONE
MORTGAGE CORPORATION

Banc of America Securities **RBS Greenwich Capital**

RMBS New Issue Term Sheet

$241,449,000 Certificates (approximate)

Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3

Offered Classes: A-1A

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

July 5, 2005



Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3

Certificates

Class	*Expected* Approximate Size[(A)]	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/ Mat*[(C)]	*Expected* Principal Window (mos) *Call/Mat*[(C)]	*Expected* Last Distribution Date *Call/Mat*[(C)]	*Expected* Credit Enhancement	*Expected* Ratings		
								Fitch	**Moody's**	**S&P**
A-1A	241,449,000	Flt	Sen	2.70 / 2.88	1 to 79 / 1 to 173	Feb-12 / Dec-19	19.50%	AAA	Aaa	AAA
A-1B[(B)]	60,363,000	Flt	Sen Mezz	*Not Offered Hereby*				AAA	Aaa	AAA
A-2[(B)]	200,608,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-3[(B)]	171,223,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-4[(B)]	211,274,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-5[(B)]	81,083,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
M-1[(B)]	43,200,000	Flt	Mezz	*Not Offered Hereby*				AA+	Aa1	AA+
M-2[(B)]	37,800,000	Flt	Mezz	*Not Offered Hereby*				AA	Aa2	AA
M-3[(B)]	22,800,000	Flt	Mezz	*Not Offered Hereby*				AA-	Aa3	AA-
M-4[(B)]	21,600,000	Flt	Mezz	*Not Offered Hereby*				A+	A1	A+
M-5[(B)]	19,200,000	Flt	Mezz	*Not Offered Hereby*				A	A2	A
M-6[(B)]	18,000,000	Flt	Mezz	*Not Offered Hereby*				A-	A3	A-
M-7[(B)]	17,400,000	Flt	Mezz	*Not Offered Hereby*				BBB+	Baa1	BBB+
M-8[(B)]	13,200,000	Flt	Mezz	*Not Offered Hereby*				BBB	Baa2	BBB
M-9[(B)]	7,200,000	Flt	Mezz	*Not Offered Hereby*				BBB-	Baa3	BBB-
M-10[(B)]	6,000,000	Flt	Mezz	*Not Offered Hereby*				BB+	Ba1	BB+
M-11[(B)]	12,000,000	Flt	Mezz	*Not Offered Hereby*				BB	Ba2	BB

(A) The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

(B) The Class A-1B, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Clas M-11 Certificates will be offered pursuant to the prospectus, but will be excluded from this term sheet.

(C) Calculated based on the Pricing Speed.

Structure:

(1) The Class A-1A and Class A-1B Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.

(2) The margins on the Class A Certificates will double and the margins on the Mezzanine Certificates will be equal to 1.5x their original margins after the Optional Termination Date.

(3) Each class of Certificates will be subject to a Net WAC Rate as described herein.

(4) The Mezzanine Certificates will most likely not receive principal distributions prior to the Stepdown Date.


OPTION ONE

Pricing Speed

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Summary of Important Dates

Deal Information		*Collateral Information*	
Expected Pricing	[Jul-06-2005]	Statistical Cut-off Date	Jun-01-2005
Expected Settlement	Jul-14-2005	Cut-off Date	Jul-01-2005
First Distribution	Aug-25-2005	Next Payment Date	Jul-01-2005
Expected Stepdown	Aug-25-2008		

Certificate Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Scheduled Distribution Date [(A)]	Rated Maturity Date
A-1A	Jul-14-2005	0	Act/360	0	Jul-25-2035	Aug-2035

[(A)] The Expected Last Scheduled Distribution Date is calculated assuming no prepayments and run to maturity.


OPTION
ONE

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (212) 847-5095
Pat Beranek		patrick.beranek@bankofamerica.com
Charlene Balfour		charlene.c.balfour@bankofamerica.com
Global ABS Group		Fax: (704) 388-9668
Chris Schiavone	(212) 933-2794	chris.schiavone@bankofamerica.com
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Pauwla Rumli	(704) 387-1156	pauwla.rumli@bankofamerica.com
Luna Nguyen	(704) 683-4190	luna.nguyen@bankofamerica.com
Rating Agencies		
Wen Hsu – Fitch	(212) 908-0633	wen.hsu@fitchratings.com
Joe Grohotolski – Moody's	(212) 553-4619	joseph.grohotolski@moodys.com
Monica Perelmuter – S&P	(212) 438-6309	monica_perelmuter@sandp.com


OPTION
ONE

SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3.
Offered Certificates:	The Class A-1A Certificates.
Non-Offered Certificates:	The Class A-1B, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (together and with the Class A-1A Certificates, the "Class A Certificates") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (the "Mezzanine Certificates"), Class C Certificates, Class P Certificates and Residual Certificates (the "Certificates").
Offering Type:	The Offered Certificates will be offered publicly pursuant to a private placement memorandum.
Originator and Master Servicer:	Option One Mortgage Corporation.
Trustee and Custodian:	Wells Fargo Bank, N.A.
Depositor:	Option One Mortgage Acceptance Corporation.
Co-Lead Managers:	Banc of America Securities LLC and RBS Greenwich Capital.
Co-Managers:	JP Morgan Securities Inc., Citigroup, Lehman Brothers, BNP Paribas and H&R Block Financial Advisors Inc.
Swap Provider:	[TBD]
Swap Administrator:	Wells Fargo Bank, N.A.
Closing Date:	On or about July 14, 2005.
Tax Status:	The Trust will be classified as a REMIC for federal income tax purposes
ERISA Eligibility:	The Offered Certificates are *not* expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will *not* constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in August 2005.
Accrued Interest:	The price to be paid by investors for the Class A Certificates and Mezzanine Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Class A Certificates and Mezzanine Certificates, Actual/360.
Payment Delay:	With respect to the Class A Certificates and Mezzanine Certificates, 0 days.



SUMMARY OF TERMS (Continued)

Stepped Servicing Fees: Approximately 0.30% per annum on the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, approximately 0.40% per annum on the aggregate principal balance of the Mortgage Loans for months 11 through 30 from the month of the Closing Date and approximately 0.65% per annum on the aggregate principal balance of the Mortgage Loans for months 31 and thereafter from the month of the Closing Date.

Trustee Fees: Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.

Statistical Cut-off Date: June 1, 2005.

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of each Mortgage Loan or (ii) the close of business July 1, 2005.

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $897,874,630, of which: (i) approximately $280,527,363 consisting of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $617,347,266 consisting of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans as of the Statistical Cut-off Date. The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to equal approximately $1,200,000,000 after the deposit of additional Mortgage Loans on or before the Closing Date (the "Mortgage Loans as of the Cut-off Date").

Optional Termination Date: The Master Servicer will have the right to purchase all of the Mortgage Loans in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.


OPTION ONE

CREDIT ENHANCEMENT

Credit Enhancement:

Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination and Net Swap Payments.

Certificate Credit Enhancement

(1) The Class A Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 18.20% subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 14.60% in subordinate Mezzanine Certificates and the Overcollateralization Amount

(3) The Class M-2 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 11.45% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 9.55% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 7.75% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 6.15% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 4.65% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(8) The Class M-7 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 3.20% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(9) The Class M-8 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 2.10% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(10) The Class M-9 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 1.50% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(11) The Class M-10 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 1.00% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(12) The Class M-11 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, and the Overcollateralization Amount.



CREDIT ENHANCEMENT (Continued)

Overcollateralization Target Amount: The Overcollateralization Target Amount will be approximately 1.30% of the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date.

***Expected* Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	19.50%	39.00%
M-1	15.90%	31.80%
M-2	12.75%	25.50%
M-3	10.85%	21.70%
M-4	9.05%	18.10%
M-5	7.45%	14.90%
M-6	5.95%	11.90%
M-7	4.50%	9.00%
M-8	3.40%	6.80%
M-9	2.80%	5.60%
M-10	2.30%	4.60%
M-11	1.30%	2.60%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Certificates (other than the Class C Certificates). On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to restore the Overcollateralization Amount to the Overcollateralization Target Amount.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.



CREDIT ENHANCEMENT (Continued)

Overcollateralization Deficiency Amount: The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

Available Funds: Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee or the Swap Provider (including any Net Swap Payment or Swap Termination Payment owed to the Swap Account): (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related due date and received by the Master Servicer by the determination date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, insurance proceeds, net liquidation proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges and (iii) payments from the Master Servicer in connection with Advances and prepayment interest shortfalls for such Distribution Date.

Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess, if any, of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in August 2008 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 39.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans.


OPTION
ONE

CREDIT ENHANCEMENT (Continued)

Trigger Event:

A Trigger Event is in effect with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than 41.25% of the Credit Enhancement Percentage for the prior distribution date or (ii) if the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2007 – July 2008	1.25% for August 2007, plus 1/12 of 1.75% thereafter
August 2008 – July 2009	3.00% for August 2008, plus 1/12 of 1.75% thereafter
August 2009 – July 2010	4.75% for August 2009, plus 1/12 of 1.00% thereafter
August 2010 – July 2011	5.75% for August 2010, plus 1/12 of 0.50% thereafter
August 2011 and thereafter	6.25%

Sequential Trigger Event:

A Sequential Trigger Event is in effect with respect to any Distribution Date if (i) a Trigger Event is in effect or (ii) if, prior to the Distribution Date in August 2007, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 1.25% plus 1/12 of 1.75% for each month thereafter.


OPTION
ONE

PASS-THROUGH RATES

Pass-Through Rate: The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate: The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any fixed rate mortgage loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Maximum Cap Rate: The Maximum Cap Rate for each class of Certificates and any Distribution Date is a per annum rate equal to (x) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, plus an amount, expressed as a per annum rate, equal to a fraction, the numerator of which is equal to the Net Swap Payment received by the Trust and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Accrual Period).



PASS-THROUGH RATES (Continued)

Net WAC Rate:

The Net WAC Rate for each class of Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the (x) weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans minus (y) the sum of (i) an amount, expressed as a percentage, equal to the Net Swap Payment owed to the Swap Provider divided by the aggregate principal balance of the Mortgage Loans and (ii) an amount, expressed as a percentage, equal to the Swap Termination Payment, if any, payable by the Trust divided by the the outstanding principal balance of the Mortgage Loan Schedule.

Net WAC Rate Carryover Amount:

For any Distribution Date the "Net WAC Rate Carryover Amount" for any class of Certificates is the sum of (1) the excess, if any, of the amount of interest that would have accrued on such class had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Dates, and (3) accrued interest at the related Formula Rate on the amount described in clause (2) for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with notional amount as shown in the Swap Schedule herein. Under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.17%] per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule. Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling Agreement. Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificate holders.**


OPTION
ONE

INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for each such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.



INTEREST DISTRIBUTIONS (Continued)

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date;

(vii) to the holders of the Class M-7 Certificates, current interest for such class for such Distribution Date;

(viii) to the holders of the Class M-8 Certificates, current interest for such class for such Distribution Date;

(ix) to the holders of the Class M-9 Certificates, current interest for such class for such Distribution Date;

(x) to the holders of the Class M-10 Certificates, current interest for such class for such Distribution Date;

(xi) to the holders of the Class M-11 Certificates, current interest for such class for such Distribution Date; and

(xii) any remainder as described under "Excess Cashflow Distribution".



PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1A and Class A-1B Certificates as described below until the certificate principal balance of each such class has been reduced to zero; and

(ii) sequentially, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to II(i) below;

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) sequentially, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the holders of the Class A-1A and Class A-1B Certificates as described below, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero;

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero;

(vii) to the Class M-7 Certificates until the certificate principal balance is reduced to zero;

(viii) to the Class M-8 Certificates until the certificate principal balance is reduced to zero;

(ix) to the Class M-9 Certificates until the certificate principal balance is reduced to zero;

(x) to the Class M-10 Certificates until the certificate principal balance is reduced to zero; and

(xi) to the Class M-11 Certificates until the certificate principal balance is reduced to zero.



PRINCIPAL DISTRIBUTIONS (Continued)

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount will be distributed in the following order of priority:

(i) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount, until the certificate principal balance of each such class has been reduced to zero; and

(ii) sequentially, to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, the Group II Senior Principal Distribution Amount remaining undistributed, until the certificate principal balance of each such class has been reduced to zero.

V. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount will be distributed in the following order of priority:

(i) sequentially, to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, the Group II Senior Principal Distribution Amount until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount remaining undistributed until the certificate principal balance of each such class has been reduced to zero.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vii) to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(viii) to the Class M-8 Certificates, the Class M-8 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ix) to the Class M-9 Certificates, the Class M-9 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(x) to the Class M-10 Certificates, the Class M-10 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero; and

(xi) to the Class M-11 Certificates, the Class M-11 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.


OPTION
ONE

PRINCIPAL DISTRIBUTIONS (Continued)

All principal distribution to the Class A-1A and Class A-1B Certificates will be made concurrently to the Class A-1A and Class A-1B Certificates, *pro rata*; provided, however, that if a Sequential Trigger Event is in effect, principal distributions will be distributed sequentially to the Class A-1A and Class A-1B Certificates, in that order, in each case until their respective certificate principal balances are reduced to zero.


OPTION
ONE

EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any Excess Cashflow shall be paid as follows:

(i) to restore or maintain the Overcollateralization Amount to the Overcollateralization Target Amount payable in the same manner and priorities as described under Principal Distributions above;

(ii) to the Class A-1B Certificates, any Allocated Realized Loss Amount;

(iii) to the Class M-1 Certificates, any Unpaid Interest Shortfall Amount;

(iv) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(v) to the Class M-2 Certificates, any Unpaid Interest Shortfall Amount;

(vi) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vii) to the Class M-3 Certificates, any Unpaid Interest Shortfall Amount;

(viii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(ix) to the Class M-4 Certificates, any Unpaid Interest Shortfall Amount;

(x) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(xi) to the Class M-5 Certificates, any Unpaid Interest Shortfall Amount;

(xii) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xiii) to the Class M-6 Certificates, any Unpaid Interest Shortfall Amount;

(xiv) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xv) to the Class M-7 Certificates, any Unpaid Interest Shortfall Amount;

(xvi) to the Class M-7 Certificates, any Allocated Realized Loss Amounts;

(xvii) to the Class M-8 Certificates, any Unpaid Interest Shortfall Amount;

(xviii) to the Class M-8 Certificates, any Allocated Realized Loss Amounts;

(xix) to the Class M-9 Certificates, any Unpaid Interest Shortfall Amount;

(xx) to the Class M-9 Certificates, any Allocated Realized Loss Amounts;

(xxi) to the Class M-10 Certificates, any Unpaid Interest Shortfall Amount;

(xxii) to the Class M-10 Certificates, any Allocated Realized Loss Amounts;

(xxiii) to the Class M-11 Certificates, any Unpaid Interest Shortfall Amount;

(xxiv) to the Class M-11 Certificates, any Allocated Realized Loss Amounts;

(xxv) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts first, *pro rata*, to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates; and

(xxvi) any remaining amounts to the Residual Certificates which are not offered hereby.


OPTION
ONE

SWAP PAYMENT DISTRIBUTION

On each Distribution Date, following the distribution of Excess Cashflow, payments shall be distributed from the Swap Account as follows:

(i) to the Swap Provider, any Net Swap Payment owed to the Swap Provider pursuant to the Swap Agreement for such Distribution Date;

(ii) to the Swap Provider, any Swap Termination Payment owed to the Swap Provider not due to a Swap Provider trigger event pursuant to the Swap Agreement;

(iii) to the Class A Certificates, any unpaid interest, pro rata, including any accrued unpaid interest from a prior Distribution Date;

(iv) to the Mezzanine Certificates, sequentially, any unpaid interest including any accrued unpaid interest from prior Distribution Dates;

(v) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts with respect to the Class A and Mezzanine Certificates to such Certificates first, *pro rata*, to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates;

(vi) to the Class A Certificates, pro rata, any principal and to the Mezzanine Certificates, sequentially, any principal in accordance with the principal payment provision described above in an amount necessary to maintain the applicable Overcollateralization Target Amount; and

(vii) to the Class A-1B and Mezzanine Certificates, sequentially, any remaining Allocated Realized Loss Amounts.


OPTION
ONE

DEFINITIONS

Allocated Realized Loss Amount:

An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates or the Class A-1B Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 68.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION
ONE

DEFINITIONS (Continued)

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 78.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 81.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 85.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 88.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount) and the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount) and the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount) and the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 94.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount), the Class M-9 Certificates (after taking into account the Class M-9 Principal Distribution Amount) and the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION
ONE

DEFINITIONS (Continued)

Class M-11 Principal Distribution Amount: The Class M-11 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount), the Class M-9 Certificates (after taking into account the Class M-9 Principal Distribution Amount), the Class M-10 Certificates (after taking into account the Class M-10 Principal Distribution Amount) and the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Group I Basic Principal Distribution Amount: The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group I Principal Percentage.

Group I Interest Remittance Amount: The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group I Principal Percentage.

Group I Principal Percentage: The Group I Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.


OPTION
ONE

DEFINITIONS (Continued)

Group I Principal Remittance Amount:

The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group I Senior Principal Distribution Amount:

Group I Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the aggregate certificate principal balance of the Class A-1A and Class A-1B Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 61.00% and (2) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period minus the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group I Mortgage Loans on the Cut-off Date.

Group II Basic Principal Distribution Amount:

The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group II Principal Percentage.

Group II Interest Remittance Amount:

The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group II Principal Percentage.



DEFINITIONS (Continued)

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Group II Principal Percentage: The Group II Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Interest Remittance Amount: The Interest Remittance Amount is the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.



DEFINITIONS (Continued)

Group II Senior Principal Distribution Amount: Group II Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the certificate principal balances of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 61.00% and (2) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period minus the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group II Mortgage Loans on the Cut-off Date.

Realized Loss: Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third, to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates, thirteenth to the Class M-1 Certificates, and fourteenth, with respect to any remaining realized losses on the Group I Mortgage Loans, to the Class A-1B Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1A, Class A-2, Class A-3, Class A-4 or Class A-5 Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A-1A, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates all interest and principal amounts to which such Certificates are then entitled.

Senior Principal Distribution Amount: The Senior Principal Distribution Amount is an amount equal to the sum of (i) the Group I Senior Principal Distribution Amount and (ii) the Group II Senior Principal Distribution Amount.


OPTION
ONE

DEFINITIONS (Continued)

Unpaid Interest Shortfall Amount:

The Unpaid Interest Shortfall Amount means (i) for each class of Class A Certificates and Mezzanine Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the most recently ended Interest Accrual Period.



DESCRIPTION OF COLLATERAL

INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$897,874,629.65	$25,835.56	$1,280,000.00
Number of Loans	5,019		
Average Original Loan Balance	$178,931.97	$50,000.00	$1,280.000.00
Average Current Loan Balance	$178,895.12		
(1) Weighted Average Combined Original LTV	79.36%	12.05%	100.00%
(1) Weighted Average Gross Coupon	7.452%	4.750%	12.650%
(1) (2) Weighted Average Gross Margin	5.554%	3.000%	10.340%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	180
(1) Weighted Average Remaining Term to Maturity (months)	358	117	360
(1) (3) Weighted Average Credit Score	621	500	814

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.11% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.65%
	Fixed	15.35%
Fully Amortizing Mortgage Loans		77.69%
Lien	First	99.01%
	Second	0.99%
Property Type	SFR	74.67%
	PUD	10.26%
	2-4 Family	9.52%
	Low Rise Condo	4.28%
	Manufactured Housing	0.96%
	High Rise Condo	0.30%
Occupancy Status	Owner Occupied	91.97%
	Non-Owner Occupied	6.43%
	Second Home	1.59%
Geographic Distribution	California	17.29%
	Florida	10.95%
	Massachusetts	8.29%
	New York	7.29%
	Texas	6.47%
	New Jersey	5.51%
Number of States	49	
Largest Zip Code Concentration	92595	0.19%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		70.19%


OPTION ONE

GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$280,527,363.49	$49,878.73	$511,000.00
Number of Loans	1,922		
Average Original Loan Balance	$145,978.41	$50,000.00	$511,000.00
Average Current Loan Balance	$145,955.96		
(1) Weighted Average Combined Original LTV	79.34%	13.91%	100.00%
(1) Weighted Average Gross Coupon	7.464%	4.750%	12.000%
(1) (2) Weighted Average Gross Margin	5.656%	3.100%	7.990%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	6	36
(1) Weighted Average Remaining Term to Maturity (months)	358	177	360
(1) (3) Weighted Average Credit Score	621	500	804

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 98.64% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.38%
	Fixed	15.62%
Fully Amortizing Mortgage Loans		91.05%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	78.19%
	2-4 Family	9.05%
	PUD	8.79%
	Low Rise Condo	3.88%
	High Rise Condo	0.09%
Occupancy Status	Owner Occupied	92.49%
	Non-Owner Occupied	6.68%
	Second Home	0.83%
Geographic Distribution	California	13.19%
	Texas	9.50%
	Florida	8.98%
	Massachusetts	7.71%
	New York	5.85%
Number of States	49	
Largest Zip Code Concentration	92553	0.29%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		69.94%



Range of Mortgage Coupons (%)

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$148,000.00	0.05%	25.88%	4.750%	635	80.00%	360	360	0
5.001% to 5.500%	23	4,075,299.92	1.45	39.88	5.333	683	73.58	360	360	0
5.501% to 6.000%	99	19,350,402.63	6.90	40.76	5.889	677	74.85	358	358	0
6.001% to 6.500%	218	40,944,577.25	14.60	40.87	6.314	660	76.34	356	356	0
6.501% to 7.000%	322	49,139,388.24	17.52	39.44	6.798	646	78.24	357	357	0
7.001% to 7.500%	282	39,886,608.55	14.22	38.96	7.289	627	80.22	358	358	0
7.501% to 8.000%	359	48,043,823.71	17.13	40.73	7.794	606	81.49	358	357	0
8.001% to 8.500%	206	26,893,641.17	9.59	41.41	8.305	589	81.78	360	360	0
8.501% to 9.000%	210	27,666,146.04	9.86	41.17	8.789	572	80.66	359	359	0
9.001% to 9.500%	113	13,862,832.53	4.94	38.78	9.273	561	82.35	360	360	0
9.501% to 10.000%	61	7,689,168.34	2.74	37.68	9.725	552	81.21	357	357	0
10.001% to 10.500%	17	1,948,005.18	0.69	35.69	10.268	553	72.60	360	360	0
10.501% to 11.000%	6	496,967.25	0.18	39.35	10.825	568	87.98	360	359	1
11.001% to 11.500%	3	232,752.68	0.08	32.58	11.254	537	76.65	360	360	0
11.501% to 12.000%	2	149,750.00	0.05	31.95	11.867	566	79.98	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**




OPTION ONE

Combined Original Loan-to-Value Ratio (%)

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	2	$137,600.00	0.05%	29.08%	7.698%	577	14.04%	360	360	0
15.01% to 20.00%	3	317,000.00	0.11	42.31	7.076	610	18.03	326	326	0
20.01% to 25.00%	6	532,800.00	0.19	32.43	6.961	662	22.74	326	326	0
25.01% to 30.00%	3	255,000.00	0.09	35.18	8.725	571	26.99	299	299	0
30.01% to 35.00%	11	1,592,122.52	0.57	32.75	7.181	656	33.28	345	344	0
35.01% to 40.00%	9	1,258,960.00	0.45	46.09	6.386	656	37.37	341	341	0
40.01% to 45.00%	9	1,234,867.00	0.44	37.02	7.576	630	41.93	360	360	0
45.01% to 50.00%	21	3,324,460.00	1.19	41.15	7.116	603	48.19	360	360	0
50.01% to 55.00%	28	4,989,290.00	1.78	35.52	7.512	603	52.38	353	353	0
55.01% to 60.00%	38	6,036,929.64	2.15	39.45	7.284	612	57.31	342	342	0
60.01% to 65.00%	88	14,920,162.40	5.32	39.07	7.150	613	63.36	354	354	0
65.01% to 70.00%	97	18,853,906.29	6.72	40.28	7.210	608	68.82	359	359	0
70.01% to 75.00%	95	17,477,365.34	6.23	40.70	7.664	600	74.13	359	359	0
75.01% to 80.00%	912	114,046,572.84	40.65	40.02	7.325	624	79.82	359	359	0
80.01% to 85.00%	104	18,824,088.80	6.71	40.48	7.505	630	84.48	360	360	0
85.01% to 90.00%	249	39,783,239.42	14.18	41.47	7.707	627	89.72	359	359	0
90.01% to 95.00%	232	34,309,685.09	12.23	39.93	7.908	622	94.69	358	358	0
95.01% to 100.00%	15	2,633,314.15	0.94	40.89	7.412	654	99.31	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**




OPTION ONE

Cut-off Date Principal Balance ($)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	14	$699,771.94	0.25%	39.26%	8.774%	566	65.06%	360	360	0
$50,000.01 to $75,000.00	232	14,829,450.68	5.29	37.54	8.197	620	79.77	357	357	0
$75,000.01 to $100,000.00	334	29,672,069.43	10.58	38.72	7.876	611	78.48	356	356	0
$100,000.01 to $125,000.00	372	41,804,498.60	14.90	40.22	7.644	613	81.92	358	358	0
$125,000.01 to $150,000.00	348	47,601,964.51	16.97	39.07	7.408	620	79.68	357	357	0
$150,000.01 to $175,000.00	124	20,072,138.82	7.16	38.66	7.610	606	80.10	357	357	0
$175,000.01 to $200,000.00	113	21,213,855.05	7.56	39.68	7.313	623	75.10	357	356	0
$200,000.01 to $225,000.00	75	15,815,897.18	5.64	40.58	7.045	641	77.48	360	360	0
$225,000.01 to $250,000.00	100	23,841,551.09	8.50	41.26	7.356	627	80.25	356	356	0
$250,000.01 to $275,000.00	56	14,705,488.92	5.24	40.71	7.038	625	78.15	360	360	0
$275,000.01 to $300,000.00	51	14,621,712.86	5.21	41.91	7.139	638	79.50	360	360	0
$300,000.01 to $325,000.00	38	11,849,562.32	4.22	41.83	7.050	630	78.00	360	360	0
$325,000.01 to $350,000.00	38	12,839,303.90	4.58	43.86	7.284	612	81.39	360	360	0
$350,000.01 to $375,000.00	8	2,854,550.00	1.02	41.43	7.828	588	79.68	360	360	0
$375,000.01 to $400,000.00	6	2,324,984.00	0.83	41.98	7.606	606	80.59	360	360	0
$400,000.01 to $425,000.00	4	1,658,800.00	0.59	42.36	6.637	697	79.98	360	360	0
$425,000.01 to $450,000.00	6	2,616,764.19	0.93	39.58	6.884	687	78.70	360	359	1
$475,000.01 to $500,000.00	2	994,000.00	0.35	53.54	7.511	676	73.54	360	360	0
$500,000.01 to $525,000.00	1	511,000.00	0.18	54.66	8.000	549	70.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Original Term to Maturity (Months)

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	23	$2,862,105.75	1.02%	37.49%	7.089%	654	64.39%	180	180	0
240	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
360	1,894	277,104,507.74	98.78	40.17	7.469	621	79.52	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Remaining Term to Maturity (Months)

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	23	$2,862,105.75	1.02%	37.49%	7.089%	654	64.39%	180	180	0
236 to 240	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
351 to 355	8	1,595,234.90	0.57	45.80	8.171	568	77.73	360	354	6
356 to 360	1,886	275,509,272.84	98.21	40.13	7.465	621	79.53	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	1	$429,000.00	0.15%	25.75%	5.990%	804	64.03%	360	360	0
751 to 800	36	7,467,948.82	2.66	40.77	6.437	772	80.48	360	360	0
701 to 750	105	16,635,159.99	5.93	40.28	6.611	720	79.06	354	354	0
651 to 700	412	63,697,701.00	22.71	38.88	6.836	672	79.07	356	356	0
601 to 650	538	75,540,772.63	26.93	40.37	7.161	627	81.28	357	357	0
551 to 600	576	77,525,559.62	27.64	40.46	8.004	578	79.50	359	359	0
501 to 550	218	34,956,688.20	12.46	41.62	8.579	531	76.20	360	359	0
451 to 500	3	466,846.37	0.17	41.33	9.226	500	58.51	360	358	2
Not Available	33	3,807,686.86	1.36	35.97	8.429	0	74.11	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**






OPTION ONE

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	100	$14,228,820.52	5.07%	38.88%	8.290%	566	77.30%	357	356	0
AA	211	33,812,794.25	12.05	41.54	7.983	582	81.41	359	359	0
AA+	1,483	211,564,236.45	75.42	40.07	7.205	637	80.05	358	357	0
B	94	14,704,631.74	5.24	38.98	8.539	556	71.79	359	359	0
C	27	4,712,350.58	1.68	38.85	9.005	554	67.39	360	360	0
CC	6	1,411,409.95	0.50	45.32	9.141	566	62.19	360	358	2
NG	1	93,120.00	0.03	40.59	7.350	608	80.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	1,552	$219,355,445.56	78.19%	39.83%	7.464%	619	79.69%	358	358	0
2-4 Family	115	25,374,117.64	9.05	42.20	7.554	638	75.53	358	358	0
PUD	171	24,649,870.78	8.79	40.15	7.352	610	78.96	357	357	0
Low Rise Condo	82	10,891,429.51	3.88	41.25	7.465	642	81.73	360	360	0
High Rise Condo	2	256,500.00	0.09	46.72	8.881	668	95.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Occupancy Status

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,776	$259,464,409.25	92.49%	40.04%	7.417%	619	79.32%	358	358	0
Non-Owner Occupied	132	18,742,135.39	6.68	41.12	8.170	647	80.16	358	358	0
Second Home	14	2,320,818.85	0.83	42.87	7.026	665	74.54	348	347	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	1,207	$162,913,117.13	58.07%	40.78%	7.401%	615	82.12%	359	359	0
Stated Income	712	117,255,384.14	41.80	39.24	7.548	630	75.48	357	356	0
Limited Income	3	358,862.22	0.13	40.23	8.329	598	77.24	360	359	1
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	962	$171,106,879.22	60.99%	40.12%	7.444%	625	79.01%	357	357	0
Purchase	821	84,871,261.94	30.25	40.10	7.504	616	80.82	360	360	0
R/T Refi	139	24,549,222.33	8.75	40.37	7.464	614	76.52	357	357	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,458	$199,783,948.74	71.22%	40.21%	7.736%	605	80.48%	360	360	0
30 Year Fixed	247	40,868,295.31	14.57	40.83	6.791	667	72.91	360	360	0
2/28 ARM with 5yr IO	101	22,474,847.80	8.01	38.95	6.462	664	83.06	360	360	0
3/27 ARM	67	10,177,252.08	3.63	41.08	7.484	629	80.48	360	360	0
3/27 ARM with 5yr IO	13	2,641,308.00	0.94	36.28	6.100	665	75.34	360	360	0
15 Year Fixed	15	2,042,793.37	0.73	36.39	6.714	662	57.01	180	180	0
2/13 ARM	8	819,312.38	0.29	40.24	8.023	632	82.79	180	180	0
6 Month ARM	5	816,800.00	0.29	33.21	7.941	641	84.83	360	360	0
20 Year Fixed	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
30 Year Fixed Rate Reduction	3	342,055.81	0.12	34.79	7.567	676	65.43	360	359	1
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Interest Only Mortgage Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	114	$25,116,155.80	8.95%	38.67%	6.424%	664	82.25%	360	360	0
Not Interest Only	1,808	255,411,207.69	91.05	40.28	7.566	617	79.06	358	358	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Lien Position

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,922	$280,527,363.49	100.00%	40.13%	7.464%	621	79.34%	358	358	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	508	$84,332,803.21	30.06%	40.27%	7.572%	623	79.39%	359	359	0
12	72	16,045,294.83	5.72	40.94	7.167	641	76.94	357	357	0
24	1,104	143,665,959.06	51.21	39.92	7.572	609	81.04	359	359	0
36	238	36,483,306.39	13.01	40.34	6.917	652	73.58	351	351	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Geographic Distribution

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	175	$37,015,138.71	13.19%	41.03%	6.939%	617	71.31%	357	357	0
Texas	246	26,659,806.93	9.50	40.33	7.792	605	80.23	357	357	0
Florida	187	25,180,717.88	8.98	39.72	7.352	620	78.56	359	359	0
Massachusetts	96	21,627,556.49	7.71	40.04	6.997	646	76.64	360	360	0
New York	71	16,407,662.43	5.85	41.30	7.307	631	74.73	357	357	0
Michigan	117	13,847,408.02	4.94	39.69	7.631	629	83.49	360	360	0
Illinois	77	11,891,480.30	4.24	39.88	7.976	602	84.86	360	359	1
New Jersey	49	10,839,438.94	3.86	41.76	7.568	621	79.39	357	357	0
Georgia	81	10,585,461.17	3.77	41.52	7.666	631	84.11	358	358	0
Pennsylvania	88	10,024,483.04	3.57	39.91	7.323	631	81.70	348	347	0
Ohio	73	8,258,033.13	2.94	38.14	7.535	627	86.84	360	360	0
Virginia	50	7,070,528.02	2.52	39.97	7.920	606	81.75	360	360	0
Connecticut	37	5,516,509.31	1.97	40.97	7.614	611	73.56	360	360	0
Maryland	26	5,466,249.90	1.95	38.43	7.849	597	73.93	360	360	0
Colorado	38	5,305,080.73	1.89	39.99	7.188	641	84.65	360	360	0
Wisconsin	29	4,544,026.02	1.62	39.73	7.937	619	84.18	354	353	0
Arizona	29	4,091,678.86	1.46	38.18	7.451	606	83.69	360	360	0
Rhode Island	22	4,081,579.61	1.45	40.52	7.229	643	80.07	360	360	0
Minnesota	22	3,555,046.00	1.27	39.89	7.577	628	82.34	360	360	0
Missouri	31	3,470,084.40	1.24	39.02	8.504	594	87.92	352	352	0
Kentucky	32	3,368,138.10	1.20	41.19	7.192	634	82.53	360	360	0
Maine	22	3,352,468.67	1.20	41.11	7.444	648	81.31	360	360	0
New Hampshire	21	3,331,112.00	1.19	42.14	7.723	598	78.14	360	360	0
Washington	24	3,228,740.00	1.15	41.98	7.083	649	85.34	360	360	0
North Carolina	29	3,032,243.15	1.08	37.99	8.025	608	84.16	360	360	0
Louisiana	27	2,890,825.62	1.03	38.11	8.110	609	83.24	345	344	0
Tennessee	30	2,808,519.68	1.00	38.44	7.815	616	82.81	351	350	0
Nevada	14	2,776,305.97	0.99	39.99	7.297	620	81.84	360	359	1
Indiana	27	2,565,749.84	0.91	39.32	7.646	620	80.91	354	354	0
South Carolina	18	2,020,628.36	0.72	39.07	7.698	599	80.01	360	360	0
Vermont	13	1,748,135.00	0.62	38.38	7.516	643	80.82	360	360	0
Oklahoma	18	1,722,504.45	0.61	35.47	7.655	597	83.14	360	360	0
Utah	13	1,622,010.65	0.58	38.77	7.309	619	82.88	360	360	0
Oregon	13	1,615,106.43	0.58	38.32	7.196	625	74.28	360	360	0
Alabama	16	1,609,248.00	0.57	41.61	7.736	605	82.17	360	360	0
Idaho	12	1,210,120.00	0.43	34.62	7.633	614	80.98	360	360	0
Hawaii	3	1,165,714.19	0.42	41.28	6.725	693	77.89	360	358	2
Arkansas	10	887,743.15	0.32	43.51	8.430	585	85.44	360	359	1
Wyoming	7	784,760.00	0.28	40.04	6.998	642	83.46	360	360	0
Iowa	7	693,649.00	0.25	39.63	8.054	620	87.27	360	360	0
Kansas	5	576,600.00	0.21	31.59	8.922	598	87.55	360	360	0
Mississippi	5	562,441.36	0.20	38.67	7.968	594	86.48	360	359	1
District of Columbia	2	493,950.00	0.18	32.79	6.262	649	56.63	360	360	0
Delaware	2	320,550.00	0.11	38.92	8.617	567	81.40	360	360	0
Montana	2	183,600.00	0.07	35.75	8.308	612	80.00	360	360	0
South Dakota	2	182,400.00	0.07	46.19	7.889	566	80.00	360	360	0
Alaska	1	176,000.00	0.06	36.82	6.950	652	47.57	360	360	0
North Dakota	2	103,200.00	0.04	41.90	9.107	569	84.88	360	360	0
Nebraska	1	56,929.98	0.02	20.83	10.400	617	95.00	360	357	3
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Range of Gross Margins (%) – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.001% to 3.500%	11	$2,124,640.00	0.90%	38.61%	5.615%	682	74.18%	360	360	0
3.501% to 4.000%	44	7,273,793.98	3.07	41.43	5.763	674	74.47	360	360	0
4.001% to 4.500%	138	21,494,991.63	9.08	39.42	6.327	670	76.98	360	360	0
4.501% to 5.000%	276	38,537,619.46	16.28	39.88	6.796	641	79.49	360	360	0
5.001% to 5.500%	353	49,000,210.19	20.70	39.70	7.264	627	80.81	359	359	0
5.501% to 6.000%	284	36,851,084.93	15.57	39.92	7.731	606	82.88	359	359	0
6.001% to 6.500%	186	27,480,162.29	11.61	40.69	8.106	588	82.68	359	359	0
6.501% to 7.000%	165	24,748,814.80	10.46	39.62	8.662	570	81.45	359	359	0
7.001% to 7.500%	126	18,066,971.99	7.63	40.41	8.988	558	81.72	359	359	0
7.501% to 8.000%	69	11,135,179.73	4.70	42.19	9.344	546	81.19	359	358	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	6	$1,119,949.54	0.47%	33.65%	7.917%	634	83.53%	360	359	1
2.000%	1	331,868.44	0.14	40.70	8.990	529	70.00	360	357	3
3.000%	1,645	235,261,651.02	99.39	40.09	7.584	613	80.69	359	359	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	1,652	$236,713,469.00	100.00%	40.06%	7.588%	613	80.69%	359	359	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**


OPTION ONE

Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	1	$148,000.00	0.06%	25.88%	4.750%	635	80.00%	360	360	0
11.001% to 11.500%	22	3,987,493.00	1.68	40.12	5.330	681	73.86	360	360	0
11.501% to 12.000%	69	13,351,558.30	5.64	41.68	5.861	670	78.26	360	360	0
12.001% to 12.500%	146	26,650,659.52	11.26	40.44	6.341	651	79.24	360	360	0
12.501% to 13.000%	252	37,446,656.17	15.82	39.20	6.796	636	79.47	359	359	0
13.001% to 13.500%	248	35,324,774.08	14.92	39.15	7.290	624	81.38	360	360	0
13.501% to 14.000%	330	44,245,843.71	18.69	40.62	7.796	604	82.35	358	358	0
14.001% to 14.500%	189	24,941,510.62	10.54	41.28	8.307	587	82.01	360	360	0
14.501% to 15.000%	200	26,532,239.63	11.21	40.98	8.786	572	80.83	359	359	0
15.001% to 15.500%	110	13,618,137.74	5.75	38.86	9.271	561	82.39	360	360	0
15.501% to 16.000%	62	8,021,036.78	3.39	37.80	9.695	551	80.75	357	357	0
16.001% to 16.500%	15	1,775,903.58	0.75	35.61	10.271	554	71.75	360	360	0
16.501% to 17.000%	4	337,153.19	0.14	38.16	10.771	540	88.47	360	360	0
17.001% to 17.500%	3	232,752.68	0.10	32.58	11.254	537	76.65	360	360	0
17.501% to 18.000%	1	99,750.00	0.04	36.61	11.800	0	75.00	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$148,000.00	0.06%	25.88%	4.750%	635	80.00%	360	360	0
5.001% to 5.500%	22	3,987,493.00	1.68	40.12	5.330	681	73.86	360	360	0
5.501% to 6.000%	70	13,674,859.46	5.78	41.96	5.905	667	78.17	360	360	0
6.001% to 6.500%	146	26,650,659.52	11.26	40.44	6.341	651	79.24	360	360	0
6.501% to 7.000%	252	37,446,656.17	15.82	39.20	6.796	636	79.47	359	359	0
7.001% to 7.500%	249	35,387,529.31	14.95	39.14	7.291	624	81.38	360	360	0
7.501% to 8.000%	328	43,859,787.32	18.53	40.53	7.797	604	82.41	358	358	0
8.001% to 8.500%	189	24,941,510.62	10.54	41.28	8.307	587	82.01	360	360	0
8.501% to 9.000%	201	26,864,108.07	11.35	40.98	8.789	571	80.70	359	359	0
9.001% to 9.500%	110	13,618,137.74	5.75	38.86	9.271	561	82.39	360	360	0
9.501% to 10.000%	61	7,689,168.34	3.25	37.68	9.725	552	81.21	357	357	0
10.001% to 10.500%	15	1,775,903.58	0.75	35.61	10.271	554	71.75	360	360	0
10.501% to 11.000%	4	337,153.19	0.14	38.16	10.771	540	88.47	360	360	0
11.001% to 11.500%	3	232,752.68	0.10	32.58	11.254	537	76.65	360	360	0
11.501% to 12.000%	1	99,750.00	0.04	36.61	11.800	0	75.00	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
December 2005	5	$816,800.00	0.35%	33.21%	7.941%	641	84.83%	360	360	0
November 2006	2	343,547.03	0.15	51.12	8.665	593	73.91	360	353	7
December 2006	1	177,933.94	0.08	36.37	9.250	518	75.00	360	354	6
January 2007	4	969,139.87	0.41	46.47	7.491	558	78.25	360	355	5
February 2007	6	778,312.74	0.33	42.59	6.815	640	81.37	360	356	4
March 2007	52	7,420,079.71	3.13	41.83	7.922	590	82.12	359	356	3
April 2007	28	4,017,254.22	1.70	41.63	7.811	612	83.82	360	358	2
May 2007	100	11,107,708.81	4.69	38.33	7.814	624	82.09	360	359	1
June 2007	1,086	156,349,967.60	66.05	40.18	7.583	612	80.51	359	359	0
July 2007	288	41,914,165.00	17.71	39.47	7.579	610	80.84	360	360	0
March 2008	3	453,370.02	0.19	40.87	7.316	656	77.45	360	357	3
April 2008	1	137,855.77	0.06	34.99	7.500	680	95.00	360	358	2
May 2008	2	254,904.09	0.11	36.60	6.856	616	80.00	360	359	1
June 2008	63	10,022,792.20	4.23	40.62	7.285	633	79.26	360	360	0
July 2008	11	1,949,638.00	0.82	38.02	6.753	652	79.55	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$617,347,266.16	$25,835.56	$1,280,000.00
Number of Loans	3,097		
Average Original Loan Balance	$199,382.97	$50,000.00	$1,280,000.00
Average Current Loan Balance	$199,337.19		
(1) Weighted Average Combined Original LTV	79.37%	12.05%	100.00%
(1) Weighted Average Gross Coupon	7.447%	4.990%	12.650%
(1) (2) Weighted Average Gross Margin	5.508%	3.000%	10.340%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	180
(1) Weighted Average Remaining Term to Maturity (months)	358	117	360
(1) (3) Weighted Average Credit Score	621	500	814

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.33% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.76%
	Fixed	15.24%
Fully Amortizing Mortgage Loans		71.63%
Lien	First	98.55%
	Second	1.45%
Property Type	SFR	73.08%
	PUD	10.93%
	2-4 Family	9.74%
	Low Rise Condo	4.46%
	Manufactured Housing	1.40%
	High Rise Condo	0.39%
Occupancy Status	Owner Occupied	91.74%
	Non-Owner Occupied	6.32%
	Second Home	1.94%
Geographic Distribution	California	19.15%
	Florida	11.85%
	Massachusetts	8.56%
	New York	7.94%
	New Jersey	6.26%
	Texas	5.09%
Number of States	47	
Largest Zip Code Concentration	33414	0.26%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		70.31%


OPTION ONE

Range of Mortgage Coupons (%)

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$760,000.00	0.12%	49.41%	4.997%	695	80.00%	360	360	0
5.001% to 5.500%	37	10,052,744.40	1.63	45.55	5.322	664	73.25	360	360	0
5.501% to 6.000%	140	44,644,711.33	7.23	40.53	5.862	666	76.76	360	360	0
6.001% to 6.500%	297	83,985,348.98	13.60	40.06	6.294	649	76.37	360	360	0
6.501% to 7.000%	532	129,606,272.27	20.99	41.40	6.807	640	79.41	359	359	0
7.001% to 7.500%	438	98,943,088.87	16.03	41.22	7.292	629	80.11	358	358	0
7.501% to 8.000%	498	95,403,679.89	15.45	39.94	7.767	613	81.46	358	358	0
8.001% to 8.500%	299	51,353,141.31	8.32	39.76	8.273	594	82.05	358	358	0
8.501% to 9.000%	272	38,693,948.89	6.27	38.46	8.769	576	79.53	357	357	0
9.001% to 9.500%	154	20,406,141.45	3.31	40.55	9.301	560	79.10	358	358	1
9.501% to 10.000%	155	17,730,338.00	2.87	39.30	9.767	558	79.76	355	355	0
10.001% to 10.500%	97	10,842,258.69	1.76	39.42	10.262	541	77.82	358	357	0
10.501% to 11.000%	87	7,966,004.82	1.29	39.97	10.786	555	81.88	357	357	1
11.001% to 11.500%	47	3,505,350.43	0.57	41.10	11.263	554	86.84	357	356	1
11.501% to 12.000%	31	2,584,349.92	0.42	39.51	11.780	545	76.14	353	352	1
12.001% to 12.500%	10	785,011.91	0.13	42.91	12.147	542	65.98	360	359	1
12.501% to 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**


OPTION ONE

Combined Original Loan-to-Value Ratio (%)

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	1	$50,000.00	0.01%	18.60%	7.650%	631	12.05%	360	360	0
15.01% to 20.00%	2	125,000.00	0.02	17.09	8.314	551	17.19	360	360	0
20.01% to 25.00%	10	1,611,955.48	0.26	42.46	6.727	604	23.10	349	349	0
25.01% to 30.00%	16	2,042,036.95	0.33	43.94	7.153	616	27.24	354	354	0
30.01% to 35.00%	14	1,798,000.00	0.29	31.00	7.531	593	32.81	349	349	0
35.01% to 40.00%	26	3,903,600.00	0.63	37.51	7.455	564	38.15	360	360	0
40.01% to 45.00%	29	4,030,649.68	0.65	36.66	7.454	602	42.28	355	355	0
45.01% to 50.00%	34	4,773,295.39	0.77	34.90	7.494	610	47.67	358	358	0
50.01% to 55.00%	40	8,027,323.04	1.30	37.98	7.150	613	52.74	359	359	0
55.01% to 60.00%	71	12,291,299.95	1.99	37.30	7.382	590	58.13	357	357	0
60.01% to 65.00%	134	23,338,355.79	3.78	39.65	7.568	601	63.38	358	357	0
65.01% to 70.00%	184	39,508,796.16	6.40	38.61	7.330	602	68.84	357	356	0
70.01% to 75.00%	307	64,526,049.15	10.45	40.82	7.634	592	74.18	359	358	0
75.01% to 80.00%	1,177	233,652,610.15	37.85	40.65	7.247	630	79.69	359	359	0
80.01% to 85.00%	317	67,131,091.85	10.87	40.71	7.429	616	84.46	359	359	0
85.01% to 90.00%	344	82,602,596.42	13.38	41.08	7.508	640	89.66	359	359	0
90.01% to 95.00%	269	57,266,886.04	9.28	41.60	7.705	634	94.58	359	359	0
95.01% to 100.00%	122	10,667,720.11	1.73	44.19	9.528	631	99.75	357	355	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Cut-off Date Principal Balance ($)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	51	$2,516,254.35	0.41%	32.04%	8.778%	590	62.98%	333	333	1
$50,000.01 to $75,000.00	441	27,213,059.56	4.41	35.88	9.286	598	79.33	348	347	1
$75,000.01 to $100,000.00	343	30,140,009.47	4.88	37.35	8.690	596	76.89	356	356	0
$100,000.01 to $125,000.00	321	35,839,735.35	5.81	38.51	8.143	602	78.13	357	357	0
$125,000.01 to $150,000.00	247	34,065,044.88	5.52	37.16	7.753	603	77.29	358	358	0
$150,000.01 to $175,000.00	318	51,366,310.58	8.32	40.15	7.363	616	79.79	358	358	0
$175,000.01 to $200,000.00	288	53,926,765.01	8.74	39.98	7.414	618	80.09	360	360	0
$200,000.01 to $225,000.00	194	41,324,638.65	6.69	40.45	7.363	614	78.50	360	360	0
$225,000.01 to $250,000.00	143	33,983,956.18	5.50	42.17	7.290	627	78.82	360	360	0
$250,000.01 to $275,000.00	123	32,260,128.69	5.23	42.51	7.298	622	79.92	360	360	0
$275,000.01 to $300,000.00	93	26,780,230.57	4.34	40.99	7.174	626	80.61	358	358	0
$300,000.01 to $325,000.00	72	22,469,647.07	3.64	42.64	7.180	631	79.76	360	360	0
$325,000.01 to $350,000.00	62	20,937,730.57	3.39	42.53	6.984	631	79.59	360	360	0
$350,000.01 to $375,000.00	49	17,813,973.51	2.89	43.35	7.181	648	81.40	360	360	0
$375,000.01 to $400,000.00	67	26,017,242.88	4.21	43.78	7.281	635	82.80	358	358	0
$400,000.01 to $425,000.00	41	16,938,830.41	2.74	41.91	6.969	660	83.72	360	360	0
$425,000.01 to $450,000.00	37	16,244,210.13	2.63	40.98	7.208	626	81.44	360	360	0
$450,000.01 to $475,000.00	26	12,065,207.40	1.95	40.74	6.889	652	83.78	360	360	0
$475,000.01 to $500,000.00	30	14,734,794.24	2.39	43.51	6.778	629	81.35	360	360	0
$500,000.01 to $525,000.00	22	11,355,732.25	1.84	41.90	6.763	660	84.41	360	360	0
$525,000.01 to $550,000.00	26	13,990,743.74	2.27	44.36	6.648	655	81.65	360	359	1
$550,000.01 to $575,000.00	9	5,083,814.47	0.82	42.94	6.954	635	74.73	360	360	0
$575,000.01 to $600,000.00	17	10,127,310.25	1.64	40.94	7.476	614	82.87	360	359	1
$600,000.01 to $625,000.00	10	6,131,592.36	0.99	43.31	7.106	619	78.96	360	360	0
$625,000.01 to $650,000.00	16	10,227,250.37	1.66	41.37	7.081	632	78.95	360	359	1
$650,000.01 to $675,000.00	8	5,292,416.12	0.86	40.50	7.325	608	80.93	360	359	1
$675,000.01 to $700,000.00	3	2,048,000.00	0.33	42.15	7.956	595	81.66	360	360	0
$700,000.01 to $725,000.00	4	2,860,485.73	0.46	42.25	6.565	661	76.58	360	359	1
$725,000.01 to $750,000.00	4	2,976,000.00	0.48	40.44	6.504	597	72.79	360	360	0
$750,000.01 to $775,000.00	4	3,068,222.17	0.50	40.17	6.227	634	74.43	360	360	0
$775,000.01 to $800,000.00	1	800,000.00	0.13	50.05	9.150	522	73.39	360	360	0
$800,000.01 or greater	27	26,747,929.20	4.33	37.72	7.005	616	71.51	360	359	1


OPTION ONE

Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Original Term to Maturity (Months)

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	3	$161,006.81	0.03%	39.96%	9.198%	596	66.25%	120	119	1
180	43	3,451,293.24	0.56	33.90	8.224	616	72.27	180	180	0
240	18	1,903,785.81	0.31	45.24	7.896	620	78.89	240	240	0
360	3,033	611,831,180.30	99.11	40.52	7.441	621	79.42	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Remaining Term to Maturity (Months)

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	3	$161,006.81	0.03%	39.96%	9.198%	596	66.25%	120	119	1
176 to 180	43	3,451,293.24	0.56	33.90	8.224	616	72.27	180	180	0
231 to 235	1	98,488.81	0.02	51.91	11.990	643	100.00	240	235	5
236 to 240	17	1,805,297.00	0.29	44.87	7.673	619	77.74	240	240	0
346 to 350	2	347,259.36	0.06	40.32	8.065	539	74.11	360	349	11
351 to 355	21	4,806,584.06	0.78	41.77	7.700	598	80.47	360	355	5
356 to 360	3,010	606,677,336.88	98.27	40.51	7.438	622	79.41	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	6	$1,139,500.00	0.18%	52.76%	6.205%	809	65.28%	360	360	0
751 to 800	45	12,469,431.18	2.02	41.43	6.769	768	83.08	360	360	0
701 to 750	179	44,973,560.81	7.28	40.46	6.738	721	83.77	359	358	0
651 to 700	509	119,711,936.10	19.39	40.78	6.822	672	81.37	359	359	0
601 to 650	1,062	218,538,860.04	35.40	40.63	7.202	625	79.98	358	357	0
551 to 600	741	134,360,395.19	21.76	40.39	7.746	579	77.18	359	359	0
501 to 550	511	81,702,433.32	13.23	39.84	8.965	526	75.99	359	358	0
451 to 500	5	287,325.00	0.05	38.39	10.689	500	62.05	360	360	0
Not Available	39	4,163,824.52	0.67	39.09	8.641	0	73.62	357	356	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	169	$32,087,376.22	5.20%	39.93%	8.281%	568	75.97%	359	358	0
AA	347	69,721,864.67	11.29	39.77	7.839	588	80.00	358	357	0
AA+	2,245	465,171,390.87	75.35	40.70	7.153	636	80.28	359	358	0
B	189	30,351,190.45	4.92	39.85	8.714	561	75.44	360	359	0
C	88	12,525,463.93	2.03	40.32	9.312	552	70.06	360	360	0
CC	56	7,319,000.02	1.19	40.97	10.232	555	62.90	360	360	0
NG	3	170,980.00	0.03	33.34	8.594	616	86.93	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	2,365	$451,129,083.72	73.08%	40.16%	7.468%	615	78.69%	358	358	0
PUD	292	67,505,049.44	10.93	40.50	7.361	615	80.74	359	358	0
2-4 Family	225	60,114,293.11	9.74	42.54	7.369	656	81.59	359	359	0
Low Rise Condo	138	27,519,414.22	4.46	41.71	7.295	661	81.96	360	359	0
MF Housing	67	8,655,461.17	1.40	41.34	7.799	636	80.89	358	357	1
High Rise Condo	10	2,423,964.50	0.39	41.08	8.222	578	79.37	360	359	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Occupancy Status

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	2,820	$566,341,584.65	91.74%	40.68%	7.424%	618	79.16%	358	358	0
Non-Owner Occupied	228	39,016,995.75	6.32	38.67	7.905	654	81.40	359	359	1
Second Home	49	11,988,685.76	1.94	37.10	7.029	658	82.73	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**




Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	2,090	$357,718,239.29	57.94%	40.81%	7.519%	605	79.54%	358	357	0
Stated Income	939	245,280,345.36	39.73	40.00	7.331	641	78.95	360	359	0
No Documentation	45	8,456,283.29	1.37	0.00	7.357	728	80.89	360	360	0
Limited Income	21	5,255,283.67	0.85	42.90	8.115	653	83.68	360	360	0
NRT	1	501,639.90	0.08	0.00	7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.02	39.88	6.900	675	95.00	360	359	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,885	$369,967,190.93	59.93%	40.12%	7.526%	610	77.35%	358	358	0
Purchase	1,106	224,565,289.76	36.38	41.09	7.311	641	82.62	360	359	0
R/T Refi	106	22,814,785.47	3.70	40.89	7.502	621	80.24	358	357	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,794	$336,881,233.48	54.57%	40.09%	7.775%	608	79.66%	360	360	0
2/28 ARM with 5yr IO	501	153,866,582.40	24.92	41.68	6.758	637	80.40	360	360	0
30 Year Fixed	566	82,272,678.45	13.33	39.68	7.616	640	77.72	360	360	0
3/27 ARM	85	15,592,505.15	2.53	38.31	7.153	638	77.99	360	360	0
3/27 ARM with 5yr IO	47	14,479,658.24	2.35	43.83	6.471	648	76.66	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	1.05	39.35	6.793	640	78.37	360	360	0
15 Year Fixed	32	2,695,933.87	0.44	33.63	8.242	625	74.81	180	179	1
20 Year Fixed	18	1,903,785.81	0.31	45.24	7.896	620	78.89	240	240	0
6 Month ARM	7	1,346,011.18	0.22	47.22	7.250	569	77.47	360	358	2
2/13 ARM	11	755,359.37	0.12	35.00	8.159	585	63.17	180	180	0
Other	12	1,056,228.21	0.17	50.54	8.610	596	56.02	323	322	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Interest Only Mortgage Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	573	$175,165,030.64	28.37%	41.81%	6.733%	638	79.92%	360	360	0
Not Interest Only	2,524	442,182,235.52	71.63	39.96	7.729	615	79.16	358	358	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Lien Position

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	2,977	$608,420,200.39	98.55%	40.43%	7.404%	621	79.16%	359	358	0
2	120	8,927,065.77	1.45	44.84	10.363	622	94.16	355	354	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	934	$183,307,690.17	29.69%	40.56%	7.727%	614	78.20%	358	358	0
12	162	50,186,596.33	8.13	40.62	7.111	647	79.13	359	359	0
24	1,550	307,987,535.11	49.89	40.61	7.380	618	80.67	360	359	0
30	4	854,200.00	0.14	43.81	7.897	643	82.21	360	360	0
36	447	75,011,244.55	12.15	39.80	7.256	636	77.08	354	354	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Geographic Distribution

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	374	$118,247,408.43	19.15%	42.87%	6.862%	640	79.20%	359	359	0
Florida	398	73,168,468.59	11.85	39.20	7.473	619	80.00	359	359	0
Massachusetts	201	52,832,127.99	8.56	42.71	7.292	626	79.08	360	360	0
New York	166	49,027,511.32	7.94	40.92	7.316	640	78.93	359	359	0
New Jersey	142	38,638,692.22	6.26	40.16	7.618	611	75.79	359	359	0
Texas	230	31,422,667.22	5.09	38.29	7.906	604	79.94	354	354	0
Virginia	131	25,545,649.00	4.14	38.66	7.808	604	77.14	359	359	0
Illinois	106	17,411,075.95	2.82	41.17	7.799	600	80.11	359	358	1
Michigan	129	16,700,064.52	2.71	39.12	7.889	612	82.25	357	357	0
Connecticut	71	14,086,085.15	2.28	40.93	7.363	615	78.31	360	360	0
Maryland	58	13,449,190.18	2.18	39.57	7.662	603	78.61	359	359	0
Pennsylvania	95	13,008,687.92	2.11	39.62	7.641	620	80.65	354	353	0
Rhode Island	51	11,676,341.25	1.89	37.63	6.981	636	76.78	360	360	0
Arizona	62	11,330,717.71	1.84	39.95	7.481	623	79.85	358	358	0
Colorado	59	10,812,165.32	1.75	40.09	7.418	608	83.05	360	360	0
Ohio	93	10,607,048.22	1.72	37.01	7.886	609	81.11	358	358	0
Georgia	78	10,512,707.28	1.70	40.21	7.955	600	83.72	350	350	0
Washington	43	9,372,711.87	1.52	42.44	7.468	602	77.91	360	360	0
Nevada	40	8,636,073.10	1.40	42.47	6.981	646	78.79	360	360	0
North Carolina	60	7,488,721.20	1.21	40.03	8.119	616	79.36	357	356	1
Minnesota	37	6,946,316.55	1.13	41.50	7.849	611	82.09	360	360	0
Maine	44	5,794,434.64	0.94	39.10	7.943	608	77.62	355	354	0
New Hampshire	29	5,263,164.16	0.85	41.78	7.224	617	79.08	360	360	0
Wisconsin	34	4,970,815.63	0.81	39.69	7.632	618	81.71	358	358	0
Hawaii	15	4,737,100.00	0.77	42.33	6.685	679	77.67	360	360	0
Missouri	37	4,620,617.35	0.75	36.67	8.471	596	84.78	360	360	0
South Carolina	22	3,960,944.24	0.64	46.12	7.361	621	78.81	360	359	1
Tennessee	32	3,593,028.66	0.58	35.78	8.307	610	85.07	354	353	0
Oregon	22	3,478,803.09	0.56	46.49	7.525	611	80.70	360	360	0
Indiana	31	3,029,446.02	0.49	36.64	8.549	592	78.99	360	360	0
Kentucky	26	3,023,184.48	0.49	33.91	7.429	620	81.30	360	360	0
Louisiana	22	3,004,141.43	0.49	38.21	8.251	618	80.06	356	355	0
District of Columbia	9	2,911,555.97	0.47	34.54	6.872	623	65.51	360	360	0
Vermont	16	2,133,631.25	0.35	35.34	8.895	580	80.03	360	360	0
Oklahoma	17	2,080,906.06	0.34	42.02	7.961	615	85.56	360	360	0
Arkansas	19	1,981,847.12	0.32	35.09	9.029	579	86.61	357	356	1
Idaho	11	1,895,368.42	0.31	37.88	7.160	643	81.26	360	360	0
Alabama	21	1,770,687.29	0.29	34.10	8.568	592	78.25	343	342	1
Wyoming	11	1,688,380.00	0.27	41.30	7.275	607	83.79	360	360	0
Montana	6	1,384,600.00	0.22	34.84	8.045	573	78.67	360	360	0
Iowa	14	1,287,265.93	0.21	37.93	9.155	585	81.97	360	359	1
Kansas	12	1,277,830.00	0.21	28.66	8.273	611	84.44	360	360	0
Utah	7	952,770.00	0.15	37.79	7.278	613	82.58	360	360	0
Delaware	4	657,361.27	0.11	34.62	8.447	616	81.45	360	360	0
Mississippi	6	482,867.79	0.08	42.67	9.392	562	87.45	360	360	0
Nebraska	5	394,000.00	0.06	30.57	8.345	614	76.79	300	300	0
North Dakota	1	52,084.37	0.01	32.62	9.100	587	70.00	180	177	3
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Range of Gross Margins (%) – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.11%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	18	5,706,598.57	1.09	43.86	5.697	688	77.99	360	360	0
3.501% to 4.000%	76	22,268,214.37	4.26	42.02	5.870	686	78.56	360	360	0
4.001% to 4.500%	225	59,107,444.62	11.30	40.21	6.345	664	75.16	360	360	0
4.501% to 5.000%	407	103,655,976.81	19.81	41.53	6.724	644	79.07	360	360	0
5.001% to 5.500%	466	110,162,697.58	21.05	41.37	7.156	627	81.07	360	359	0
5.501% to 6.000%	385	80,601,756.94	15.40	39.98	7.617	615	83.28	360	359	0
6.001% to 6.500%	290	53,745,946.62	10.27	40.55	8.082	581	81.43	359	359	0
6.501% to 7.000%	202	34,959,070.88	6.68	38.94	8.523	566	79.31	359	359	0
7.001% to 7.500%	128	18,311,460.50	3.50	38.94	9.069	554	75.65	359	359	0
7.501% to 8.000%	165	23,314,181.28	4.46	38.92	9.884	530	76.12	360	359	0
8.001% to 8.500%	60	7,575,707.28	1.45	40.89	10.190	526	79.59	360	360	0
8.501% to 9.000%	17	2,354,357.64	0.45	39.72	10.724	524	80.93	360	360	0
9.001% to 9.500%	5	844,376.17	0.16	41.59	10.732	543	75.59	360	359	1
10.001% to 10.500%	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	8	$1,221,989.47	0.23%	42.00%	8.574%	555	77.81%	360	359	1
3.000%	2,439	522,070,860.35	99.77	40.65	7.416	618	79.69	360	359	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	2,443	$522,497,673.82	99.85%	40.67%	7.417%	618	79.68%	360	359	0
1.500%	2	324,373.16	0.06	36.01	10.724	515	71.14	360	357	3
2.000%	2	470,802.84	0.09	26.46	7.636	623	88.27	360	356	4
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	2	$760,000.00	0.15%	49.41%	4.997%	695	80.00%	360	360	0
11.001% to 11.500%	37	10,052,744.40	1.92	45.55	5.322	664	73.25	360	360	0
11.501% to 12.000%	124	39,391,015.15	7.53	40.66	5.855	666	76.76	360	360	0
12.001% to 12.500%	233	66,254,525.04	12.66	40.85	6.305	647	77.68	360	360	0
12.501% to 13.000%	433	110,920,679.09	21.20	41.59	6.802	640	80.38	360	360	0
13.001% to 13.500%	371	87,762,970.71	16.77	41.47	7.292	628	80.68	359	359	0
13.501% to 14.000%	405	82,421,938.73	15.75	39.95	7.764	609	82.00	360	360	0
14.001% to 14.500%	232	43,331,117.94	8.28	39.83	8.276	585	82.21	359	359	0
14.501% to 15.000%	194	30,878,345.47	5.90	38.23	8.768	565	78.59	360	359	0
15.001% to 15.500%	117	17,462,064.73	3.34	40.48	9.295	549	78.35	359	359	0
15.501% to 16.000%	120	14,977,099.28	2.86	39.07	9.770	549	78.43	359	359	0
16.001% to 16.500%	75	9,114,659.17	1.74	37.66	10.256	530	76.05	360	360	0
16.501% to 17.000%	54	5,661,691.10	1.08	38.76	10.787	533	76.34	358	358	0
17.001% to 17.500%	24	1,914,605.79	0.37	37.50	11.226	536	79.34	360	359	1
17.501% to 18.000%	18	1,574,226.90	0.30	38.01	11.770	533	72.13	360	360	0
18.001% to 18.500%	6	555,457.02	0.11	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.05	36.83	11.943	509	67.42	360	359	1
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	3	$1,394,856.01	0.27%	50.88%	5.449%	644	77.72%	360	358	2
5.001% to 5.500%	38	10,277,093.12	1.96	45.35	5.340	662	73.15	360	360	0
5.501% to 6.000%	123	38,756,159.14	7.41	40.45	5.853	668	76.79	360	360	0
6.001% to 6.500%	233	66,179,938.74	12.65	40.86	6.311	647	77.70	360	360	0
6.501% to 7.000%	433	110,920,679.09	21.20	41.59	6.802	640	80.38	360	360	0
7.001% to 7.500%	371	87,762,970.71	16.77	41.47	7.292	628	80.68	359	359	0
7.501% to 8.000%	406	82,614,152.10	15.79	39.96	7.769	609	82.02	360	360	0
8.001% to 8.500%	232	43,331,117.94	8.28	39.83	8.276	585	82.21	359	359	0
8.501% to 9.000%	194	30,878,345.47	5.90	38.23	8.768	565	78.59	360	359	0
9.001% to 9.500%	116	17,312,302.31	3.31	40.51	9.296	549	78.38	359	359	0
9.501% to 10.000%	119	14,784,885.91	2.83	39.03	9.767	549	78.28	359	359	0
10.001% to 10.500%	75	9,114,659.17	1.74	37.66	10.256	530	76.05	360	360	0
10.501% to 11.000%	54	5,661,691.10	1.08	38.76	10.787	533	76.34	358	358	0
11.001% to 11.500%	24	1,914,605.79	0.37	37.50	11.226	536	79.34	360	359	1
11.501% to 12.000%	19	1,749,061.20	0.33	37.96	11.753	530	71.70	360	359	1
12.001% to 12.500%	6	555,457.02	0.11	41.45	12.127	535	63.73	360	360	0
12.501% to 13.000%	1	84,875.00	0.02	35.54	12.650	514	66.57	360	360	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
August 2005	1	$634,856.01	0.12%	52.64%	5.990%	582	75.00%	360	356	4
September 2005	1	75,905.17	0.01	52.30	11.150	0	80.00	360	357	3
December 2005	4	462,050.00	0.09	39.62	8.754	522	79.49	360	360	0
January 2006	1	173,200.00	0.03	45.44	6.150	645	80.00	360	360	0
July 2006	1	232,598.80	0.04	47.35	6.500	542	71.21	360	349	11
August 2006	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
November 2006	1	41,381.48	0.01	38.38	9.490	545	65.00	360	353	7
December 2006	4	820,219.75	0.16	38.49	7.366	671	80.17	360	354	6
January 2007	14	3,517,490.19	0.67	43.22	7.641	582	80.02	360	355	5
February 2007	16	4,070,070.35	0.78	45.10	7.913	578	75.41	360	356	4
March 2007	81	20,170,068.68	3.85	41.88	7.633	603	80.29	360	357	3
April 2007	52	10,002,595.26	1.91	44.33	7.711	618	82.64	360	358	2
May 2007	124	24,883,266.33	4.76	41.77	7.354	641	80.97	360	359	1
June 2007	1,613	351,118,557.95	67.10	40.28	7.429	619	80.03	360	360	0
July 2007	399	76,532,265.90	14.63	40.63	7.502	607	78.57	359	359	0
January 2008	1	224,972.41	0.04	24.62	7.250	628	91.84	360	355	5
February 2008	1	245,830.43	0.05	28.14	7.990	619	85.00	360	356	4
March 2008	2	202,496.14	0.04	24.56	7.669	633	76.25	360	357	3
April 2008	6	718,003.63	0.14	43.50	8.059	637	77.14	360	358	2
May 2008	14	2,694,060.78	0.51	44.77	6.549	655	74.52	360	359	1
June 2008	92	22,110,550.00	4.23	41.63	6.783	644	77.51	360	360	0
July 2008	16	3,876,250.00	0.74	37.43	6.879	631	77.19	360	360	0
April 2020	1	321,500.00	0.06	59.60	5.725	601	26.79	360	358	2
June 2020	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



BOND SUMMARY
To Call

Class A-1A (To Call)					
FRM PPC / ARM PPC	80% | 70%	100% | 85%	115% | 100%	125% | 120%	145% | 140%
Average Life (yrs.)	3.65	3.10	2.70	2.32	1.99
Modified Duration	3.26	2.81	2.48	2.16	1.86
First Principal Payment	1	1	1	1	1
Last Principal Payment	113	93	79	67	57

BOND SUMMARY
To Maturity

Class A-1A (To Maturity)					
FRM PPC / ARM PPC	80% | 70%	100% | 85%	115% | 100%	125% | 120%	145% | 140%
Average Life (yrs.)	3.90	3.30	2.88	2.48	2.12
Modified Duration	3.42	2.95	2.61	2.27	1.97
First Principal Payment	1	1	1	1	1
Last Principal Payment	243	202	173	151	128



Available Funds Cap Schedule

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	8/25/2005	5.11%	5.11%	41	12/25/2008	7.81%	18.97%
2	9/25/2005	6.22%	22.85%	42	1/25/2009	7.62%	18.50%
3	10/25/2005	6.32%	22.91%	43	2/25/2009	7.63%	19.08%
4	11/25/2005	6.23%	22.77%	44	3/25/2009	8.27%	19.88%
5	12/25/2005	6.33%	22.80%	45	4/25/2009	7.63%	18.71%
6	1/25/2006	6.24%	22.63%	46	5/25/2009	7.84%	18.84%
7	2/25/2006	6.24%	22.55%	47	6/25/2009	7.64%	18.35%
8	3/25/2006	6.57%	22.77%	48	7/25/2009	7.85%	18.49%
9	4/25/2006	6.25%	22.34%	49	8/25/2009	7.64%	18.06%
10	5/25/2006	6.36%	22.32%	50	9/25/2009	7.65%	17.89%
11	6/25/2006	6.16%	21.99%	51	10/25/2009	7.86%	18.05%
12	7/25/2006	6.27%	21.94%	52	11/25/2009	7.65%	17.58%
13	8/25/2006	6.18%	21.68%	53	12/25/2009	8.19%	11.47%
14	9/25/2006	6.18%	21.51%	54	1/25/2010	7.93%	11.08%
15	10/25/2006	6.30%	21.44%	55	2/25/2010	7.92%	11.11%
16	11/25/2006	6.20%	21.14%	56	3/25/2010	8.76%	12.29%
17	12/25/2006	6.32%	21.04%	57	4/25/2010	7.91%	11.08%
18	1/25/2007	6.22%	20.72%	58	5/25/2010	8.17%	11.44%
19	2/25/2007	6.23%	20.49%	59	6/25/2010	7.90%	11.06%
20	3/25/2007	6.61%	20.62%	60	7/25/2010	8.16%	11.41%
21	4/25/2007	6.25%	20.00%	61	8/25/2010	7.89%	11.03%
22	5/25/2007	6.38%	19.86%	62	9/25/2010	7.89%	11.02%
23	6/25/2007	6.27%	19.47%	63	10/25/2010	8.15%	11.37%
24	7/25/2007	6.41%	19.31%	64	11/25/2010	7.88%	10.99%
25	8/25/2007	7.67%	21.19%	65	12/25/2010	8.14%	11.34%
26	9/25/2007	7.68%	20.90%	66	1/25/2011	7.87%	10.96%
27	10/25/2007	7.86%	20.82%	67	2/25/2011	7.87%	10.95%
28	11/25/2007	7.69%	20.34%	68	3/25/2011	8.70%	12.10%
29	12/25/2007	7.88%	20.28%	69	4/25/2011	7.86%	10.92%
30	1/25/2008	7.71%	19.81%	70	5/25/2011	8.11%	11.27%
31	2/25/2008	7.47%	20.07%	71	6/25/2011	7.85%	10.89%
32	3/25/2008	7.85%	20.30%	72	7/25/2011	8.10%	11.23%
33	4/25/2008	7.49%	19.57%	73	8/25/2011	7.84%	10.86%
34	5/25/2008	7.68%	19.57%	74	9/25/2011	7.83%	10.84%
35	6/25/2008	7.50%	19.10%	75	10/25/2011	8.09%	11.19%
36	7/25/2008	7.69%	19.11%	76	11/25/2011	7.82%	10.81%
37	8/25/2008	7.60%	19.53%	77	12/25/2011	8.08%	11.16%
38	9/25/2008	7.60%	19.31%	78	1/25/2012	7.81%	10.78%
39	10/25/2008	7.80%	19.38%	79	2/25/2012	7.81%	10.77%
40	11/25/2008	7.61%	18.89%				

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 3.3400% and 3.7100% respectively and run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the related Swap Agreement.



Swap Schedule

Period	Distribution Date	Notional Schedule ($)	Period	Distribution Date	Notional Schedule ($)
1	7/25/2005	0	28	10/25/2007	482,033,225
2	8/25/2005	1,192,890,898	29	11/25/2007	454,894,053
3	9/25/2005	1,183,586,129	30	12/25/2007	429,323,782
4	10/25/2005	1,172,086,638	31	1/25/2008	405,230,143
5	11/25/2005	1,158,405,425	32	2/25/2008	382,526,349
6	12/25/2005	1,142,566,735	33	3/25/2008	361,130,772
7	1/25/2006	1,124,607,419	34	4/25/2008	340,966,630
8	2/25/2006	1,104,576,873	35	5/25/2008	321,961,701
9	3/25/2006	1,082,536,474	36	6/25/2008	304,048,048
10	4/25/2006	1,058,560,088	37	7/25/2008	287,161,762
11	5/25/2006	1,032,733,838	38	8/25/2008	271,244,737
12	6/25/2006	1,005,155,437	39	9/25/2008	256,238,168
13	7/25/2006	976,032,482	40	10/25/2008	242,088,868
14	8/25/2006	945,829,773	41	11/25/2008	228,746,802
15	9/25/2006	914,641,996	42	12/25/2008	216,164,894
16	10/25/2006	882,571,512	43	1/25/2009	204,298,850
17	11/25/2006	849,727,596	44	2/25/2009	193,106,996
18	12/25/2006	816,225,676	45	3/25/2009	182,550,118
19	1/25/2007	782,186,501	46	4/25/2009	172,591,320
20	2/25/2007	747,735,238	47	5/25/2009	163,195,879
21	3/25/2007	713,000,507	48	6/25/2009	154,331,124
22	4/25/2007	678,113,361	49	7/25/2009	145,966,305
23	5/25/2007	643,208,449	50	8/25/2009	138,072,486
24	6/25/2007	608,418,853	51	9/25/2009	130,622,434
25	7/25/2007	573,876,597	52	10/25/2009	123,590,516
26	8/25/2007	541,416,889	53	11/25/2009	0
27	9/25/2007	510,839,401			



Excess Spread

Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR	Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	208	208	3.34%	3.71%	45	402	392	4.18%	4.24%
2	269	269	3.56%	3.81%	46	409	406	4.18%	4.25%
3	270	270	3.63%	3.87%	47	402	390	4.19%	4.26%
4	269	269	3.72%	3.92%	48	410	404	4.19%	4.27%
5	270	270	3.86%	3.96%	49	403	390	4.23%	4.28%
6	269	269	3.96%	3.98%	50	403	389	4.24%	4.29%
7	270	269	3.91%	3.98%	51	411	403	4.24%	4.30%
8	274	273	3.95%	3.98%	52	403	386	4.25%	4.30%
9	270	269	3.93%	3.97%	53	444	400	4.26%	4.31%
10	272	270	3.97%	3.97%	54	431	383	4.26%	4.32%
11	261	258	3.97%	3.97%	55	431	385	4.27%	4.32%
12	263	260	3.97%	3.96%	56	468	430	4.27%	4.33%
13	262	259	3.90%	3.96%	57	429	382	4.28%	4.35%
14	262	258	3.91%	3.97%	58	441	397	4.29%	4.36%
15	265	260	3.92%	3.98%	59	428	380	4.29%	4.37%
16	263	258	3.93%	3.99%	60	440	394	4.30%	4.38%
17	266	260	3.94%	4.00%	61	428	380	4.34%	4.40%
18	264	257	3.96%	4.02%	62	428	379	4.35%	4.40%
19	264	256	3.97%	4.03%	63	440	394	4.35%	4.41%
20	274	265	3.98%	4.04%	64	427	377	4.36%	4.41%
21	266	255	3.99%	4.05%	65	440	393	4.36%	4.42%
22	270	258	4.00%	4.06%	66	427	376	4.37%	4.43%
23	267	254	4.01%	4.07%	67	428	378	4.38%	4.43%
24	271	258	4.02%	4.08%	68	465	425	4.38%	4.43%
25	410	424	4.03%	4.09%	69	428	377	4.39%	4.43%
26	410	423	4.04%	4.10%	70	440	393	4.39%	4.43%
27	415	427	4.05%	4.11%	71	428	377	4.40%	4.43%
28	411	419	4.06%	4.12%	72	441	392	4.40%	4.42%
29	416	425	4.07%	4.13%	73	429	379	4.37%	4.42%
30	411	415	4.08%	4.14%	74	429	379	4.38%	4.43%
31	387	392	4.09%	4.15%	75	442	394	4.38%	4.43%
32	397	407	4.10%	4.16%	76	430	379	4.38%	4.44%
33	387	389	4.11%	4.16%	77	442	394	4.39%	4.44%
34	393	399	4.12%	4.16%	78	430	379	4.39%	4.44%
35	387	385	4.13%	4.17%	79	431	380	4.40%	4.45%
36	393	397	4.14%	4.17%					
37	396	397	4.12%	4.17%					
38	398	396	4.13%	4.18%					
39	405	409	4.13%	4.19%					
40	400	395	4.14%	4.20%					
41	407	408	4.15%	4.20%					
42	401	393	4.16%	4.21%					
43	401	395	4.16%	4.21%					
44	423	426	4.17%	4.23%					


®
OPTION
ONE
MORTGAGE CORPORATION

Banc of America Securities **RBS Greenwich Capital**

RMBS New Issue Term Sheet

$241,449,000 Certificates (approximate)

Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3

Offered Classes: A-1A

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

July 5, 2005


OPTION
ONE

Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3

Certificates

Class	*Expected* Approximate Size[(A)]	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/ Mat*[(C)]	*Expected* Principal Window (mos) *Call/Mat*[(C)]	*Expected* Last Distribution Date *Call/Mat*[(C)]	*Expected* Credit Enhancement	*Expected* Ratings		
								Fitch	Moody's	S&P
A-1A	241,449,000	Flt	Sen	2.70 / 2.88	1 to 79 / 1 to 173	Feb-12 / Dec-19	19.50%	AAA	Aaa	AAA
A-1B[(B)]	60,363,000	Flt	Sen Mezz	*Not Offered Hereby*				AAA	Aaa	AAA
A-2[(B)]	200,608,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-3[(B)]	171,223,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-4[(B)]	211,274,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
A-5[(B)]	81,083,000	Flt	Sen Seq	*Not Offered Hereby*				AAA	Aaa	AAA
M-1[(B)]	43,200,000	Flt	Mezz	*Not Offered Hereby*				AA+	Aa1	AA+
M-2[(B)]	37,800,000	Flt	Mezz	*Not Offered Hereby*				AA	Aa2	AA
M-3[(B)]	22,800,000	Flt	Mezz	*Not Offered Hereby*				AA-	Aa3	AA-
M-4[(B)]	21,600,000	Flt	Mezz	*Not Offered Hereby*				A+	A1	A+
M-5[(B)]	19,200,000	Flt	Mezz	*Not Offered Hereby*				A	A2	A
M-6[(B)]	18,000,000	Flt	Mezz	*Not Offered Hereby*				A-	A3	A-
M-7[(B)]	17,400,000	Flt	Mezz	*Not Offered Hereby*				BBB+	Baa1	BBB+
M-8[(B)]	13,200,000	Flt	Mezz	*Not Offered Hereby*				BBB	Baa2	BBB
M-9[(B)]	7,200,000	Flt	Mezz	*Not Offered Hereby*				BBB-	Baa3	BBB-
M-10[(B)]	6,000,000	Flt	Mezz	*Not Offered Hereby*				BB+	Ba1	BB+
M-11[(B)]	12,000,000	Flt	Mezz	*Not Offered Hereby*				BB	Ba2	BB

(A) The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

(B) The Class A-1B, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Clas M-11 Certificates will be offered pursuant to the prospectus, but will be excluded from this term sheet.

(C) Calculated based on the Pricing Speed.

Structure:

(1) The Class A-1A and Class A-1B Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.

(2) The margins on the Class A Certificates will double and the margins on the Mezzanine Certificates will be equal to 1.5x their original margins after the Optional Termination Date.

(3) Each class of Certificates will be subject to a Net WAC Rate as described herein.

(4) The Mezzanine Certificates will most likely not receive principal distributions prior to the Stepdown Date.



Pricing Speed

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Summary of Important Dates

Deal Information		***Collateral Information***	
Expected Pricing	[Jul-06-2005]	Statistical Cut-off Date	Jun-01-2005
Expected Settlement	Jul-14-2005	Cut-off Date	Jul-01-2005
First Distribution	Aug-25-2005	Next Payment Date	Jul-01-2005
Expected Stepdown	Aug-25-2008		

Certificate Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Scheduled Distribution Date [(A)]	Rated Maturity Date
A-1A	Jul-14-2005	0	Act/360	0	Jul-25-2035	Aug-2035

(A) The Expected Last Scheduled Distribution Date is calculated assuming no prepayments and run to maturity.


OPTION
ONE

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (212) 847-5095
Pat Beranek		patrick.beranek@bankofamerica.com
Charlene Balfour		charlene.c.balfour@bankofamerica.com
Global ABS Group		Fax: (704) 388-9668
Chris Schiavone	(212) 933-2794	chris.schiavone@bankofamerica.com
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Pauwla Rumli	(704) 387-1156	pauwla.rumli@bankofamerica.com
Luna Nguyen	(704) 683-4190	luna.nguyen@bankofamerica.com
Rating Agencies		
Wen Hsu – Fitch	(212) 908-0633	wen.hsu@fitchratings.com
Joe Grohotolski – Moody's	(212) 553-4619	joseph.grohotolski@moodys.com
Monica Perelmuter – S&P	(212) 438-6309	monica_perelmuter@sandp.com


OPTION
ONE

SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2005-3, Asset Backed Certificates, Series 2005-3.
Offered Certificates:	The Class A-1A Certificates.
Non-Offered Certificates:	The Class A-1B, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (together and with the Class A-1A Certificates, the "Class A Certificates") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (the "Mezzanine Certificates"), Class C Certificates, Class P Certificates and Residual Certificates (the "Certificates").
Offering Type:	The Offered Certificates will be offered publicly pursuant to a private placement memorandum.
Originator and Master Servicer:	Option One Mortgage Corporation.
Trustee and Custodian:	Wells Fargo Bank, N.A.
Depositor:	Option One Mortgage Acceptance Corporation.
Co-Lead Managers:	Banc of America Securities LLC and RBS Greenwich Capital.
Co-Managers:	JP Morgan Securities Inc., Citigroup, Lehman Brothers, BNP Paribas and H&R Block Financial Advisors Inc.
Swap Provider:	[TBD]
Swap Administrator:	Wells Fargo Bank, N.A.
Closing Date:	On or about July 14, 2005.
Tax Status:	The Trust will be classified as a REMIC for federal income tax purposes
ERISA Eligibility:	The Offered Certificates are *not* expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will *not* constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in August 2005.
Accrued Interest:	The price to be paid by investors for the Class A Certificates and Mezzanine Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Class A Certificates and Mezzanine Certificates, Actual/360.
Payment Delay:	With respect to the Class A Certificates and Mezzanine Certificates, 0 days.


OPTION
ONE

SUMMARY OF TERMS (Continued)

Stepped Servicing Fees: Approximately 0.30% per annum on the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, approximately 0.40% per annum on the aggregate principal balance of the Mortgage Loans for months 11 through 30 from the month of the Closing Date and approximately 0.65% per annum on the aggregate principal balance of the Mortgage Loans for months 31 and thereafter from the month of the Closing Date.

Trustee Fees: Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.

Statistical Cut-off Date: June 1, 2005.

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of each Mortgage Loan or (ii) the close of business July 1, 2005.

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $897,874,630, of which: (i) approximately $280,527,363 consisting of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $617,347,266 consisting of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans as of the Statistical Cut-off Date. The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to equal approximately $1,200,000,000 after the deposit of additional Mortgage Loans on or before the Closing Date (the "Mortgage Loans as of the Cut-off Date").

Optional Termination Date: The Master Servicer will have the right to purchase all of the Mortgage Loans in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.



CREDIT ENHANCEMENT

Credit Enhancement:

Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination and Net Swap Payments.

<u>Certificate Credit Enhancement</u>

(1) The Class A Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 18.20% subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 14.60% in subordinate Mezzanine Certificates and the Overcollateralization Amount

(3) The Class M-2 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 11.45% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 9.55% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 7.75% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 6.15% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 4.65% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(8) The Class M-7 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 3.20% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(9) The Class M-8 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 2.10% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(10) The Class M-9 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 1.50% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(11) The Class M-10 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, approximately 1.00% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(12) The Class M-11 Certificates are enhanced by Excess Cashflow, Net Swap Payments, if any, and the Overcollateralization Amount.


OPTION
ONE

CREDIT ENHANCEMENT (Continued)

Overcollateralization Target Amount: The Overcollateralization Target Amount will be approximately 1.30% of the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date.

***Expected* Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	19.50%	39.00%
M-1	15.90%	31.80%
M-2	12.75%	25.50%
M-3	10.85%	21.70%
M-4	9.05%	18.10%
M-5	7.45%	14.90%
M-6	5.95%	11.90%
M-7	4.50%	9.00%
M-8	3.40%	6.80%
M-9	2.80%	5.60%
M-10	2.30%	4.60%
M-11	1.30%	2.60%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Certificates (other than the Class C Certificates). On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to restore the Overcollateralization Amount to the Overcollateralization Target Amount.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.


OPTION ONE

CREDIT ENHANCEMENT (Continued)

Overcollateralization Deficiency Amount:

The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

Available Funds:

Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee or the Swap Provider (including any Net Swap Payment or Swap Termination Payment owed to the Swap Account): (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related due date and received by the Master Servicer by the determination date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, insurance proceeds, net liquidation proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges and (iii) payments from the Master Servicer in connection with Advances and prepayment interest shortfalls for such Distribution Date.

Excess Cashflow:

For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess, if any, of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date:

The earlier to occur of (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in August 2008 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 39.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans.



CREDIT ENHANCEMENT (Continued)

Trigger Event:

A Trigger Event is in effect with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than 41.25% of the Credit Enhancement Percentage for the prior distribution date or (ii) if the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2007 – July 2008	1.25% for August 2007, plus 1/12 of 1.75% thereafter
August 2008 – July 2009	3.00% for August 2008, plus 1/12 of 1.75% thereafter
August 2009 – July 2010	4.75% for August 2009, plus 1/12 of 1.00% thereafter
August 2010 – July 2011	5.75% for August 2010, plus 1/12 of 0.50% thereafter
August 2011 and thereafter	6.25%

Sequential Trigger Event:

A Sequential Trigger Event is in effect with respect to any Distribution Date if (i) a Trigger Event is in effect or (ii) if, prior to the Distribution Date in August 2007, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 1.25% plus 1/12 of 1.75% for each month thereafter.



PASS-THROUGH RATES

Pass-Through Rate: The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate: The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any fixed rate mortgage loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Maximum Cap Rate: The Maximum Cap Rate for each class of Certificates and any Distribution Date is a per annum rate equal to (x) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, plus an amount, expressed as a per annum rate, equal to a fraction, the numerator of which is equal to the Net Swap Payment received by the Trust and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Accrual Period).



PASS-THROUGH RATES (Continued)

Net WAC Rate:

The Net WAC Rate for each class of Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the (x) weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans minus (y) the sum of (i) an amount, expressed as a percentage, equal to the Net Swap Payment owed to the Swap Provider divided by the aggregate principal balance of the Mortgage Loans and (ii) an amount, expressed as a percentage, equal to the Swap Termination Payment, if any, payable by the Trust divided by the the outstanding principal balance of the Mortgage Loan Schedule.

Net WAC Rate Carryover Amount:

For any Distribution Date the "Net WAC Rate Carryover Amount" for any class of Certificates is the sum of (1) the excess, if any, of the amount of interest that would have accrued on such class had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Dates, and (3) accrued interest at the related Formula Rate on the amount described in clause (2) for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with notional amount as shown in the Swap Schedule herein. Under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.17%] per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule. Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling Agreement. Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificate holders.**


OPTION
ONE

INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for each such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.


OPTION ONE

INTEREST DISTRIBUTIONS (Continued)

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date;

(vii) to the holders of the Class M-7 Certificates, current interest for such class for such Distribution Date;

(viii) to the holders of the Class M-8 Certificates, current interest for such class for such Distribution Date;

(ix) to the holders of the Class M-9 Certificates, current interest for such class for such Distribution Date;

(x) to the holders of the Class M-10 Certificates, current interest for such class for such Distribution Date;

(xi) to the holders of the Class M-11 Certificates, current interest for such class for such Distribution Date; and

(xii) any remainder as described under "Excess Cashflow Distribution".



PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1A and Class A-1B Certificates as described below until the certificate principal balance of each such class has been reduced to zero; and

(ii) sequentially, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to II(i) below;

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) sequentially, to the holders of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the holders of the Class A-1A and Class A-1B Certificates as described below, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero;

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero;

(vii) to the Class M-7 Certificates until the certificate principal balance is reduced to zero;

(viii) to the Class M-8 Certificates until the certificate principal balance is reduced to zero;

(ix) to the Class M-9 Certificates until the certificate principal balance is reduced to zero;

(x) to the Class M-10 Certificates until the certificate principal balance is reduced to zero; and

(xi) to the Class M-11 Certificates until the certificate principal balance is reduced to zero.



PRINCIPAL DISTRIBUTIONS (Continued)

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount will be distributed in the following order of priority:

(i) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount, until the certificate principal balance of each such class has been reduced to zero; and

(ii) sequentially, to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, the Group II Senior Principal Distribution Amount remaining undistributed, until the certificate principal balance of each such class has been reduced to zero.

V. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount will be distributed in the following order of priority:

(i) sequentially, to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, the Group II Senior Principal Distribution Amount until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount remaining undistributed until the certificate principal balance of each such class has been reduced to zero.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vii) to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(viii) to the Class M-8 Certificates, the Class M-8 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ix) to the Class M-9 Certificates, the Class M-9 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(x) to the Class M-10 Certificates, the Class M-10 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero; and

(xi) to the Class M-11 Certificates, the Class M-11 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.


OPTION
ONE

PRINCIPAL DISTRIBUTIONS (Continued)

All principal distribution to the Class A-1A and Class A-1B Certificates will be made concurrently to the Class A-1A and Class A-1B Certificates, *pro rata*; provided, however, that if a Sequential Trigger Event is in effect, principal distributions will be distributed sequentially to the Class A-1A and Class A-1B Certificates, in that order, in each case until their respective certificate principal balances are reduced to zero.



EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any Excess Cashflow shall be paid as follows:

(i) to restore or maintain the Overcollateralization Amount to the Overcollateralization Target Amount payable in the same manner and priorities as described under Principal Distributions above;

(ii) to the Class A-1B Certificates, any Allocated Realized Loss Amount;

(iii) to the Class M-1 Certificates, any Unpaid Interest Shortfall Amount;

(iv) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(v) to the Class M-2 Certificates, any Unpaid Interest Shortfall Amount;

(vi) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vii) to the Class M-3 Certificates, any Unpaid Interest Shortfall Amount;

(viii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(ix) to the Class M-4 Certificates, any Unpaid Interest Shortfall Amount;

(x) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(xi) to the Class M-5 Certificates, any Unpaid Interest Shortfall Amount;

(xii) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xiii) to the Class M-6 Certificates, any Unpaid Interest Shortfall Amount;

(xiv) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xv) to the Class M-7 Certificates, any Unpaid Interest Shortfall Amount;

(xvi) to the Class M-7 Certificates, any Allocated Realized Loss Amounts;

(xvii) to the Class M-8 Certificates, any Unpaid Interest Shortfall Amount;

(xviii) to the Class M-8 Certificates, any Allocated Realized Loss Amounts;

(xix) to the Class M-9 Certificates, any Unpaid Interest Shortfall Amount;

(xx) to the Class M-9 Certificates, any Allocated Realized Loss Amounts;

(xxi) to the Class M-10 Certificates, any Unpaid Interest Shortfall Amount;

(xxii) to the Class M-10 Certificates, any Allocated Realized Loss Amounts;

(xxiii) to the Class M-11 Certificates, any Unpaid Interest Shortfall Amount;

(xxiv) to the Class M-11 Certificates, any Allocated Realized Loss Amounts;

(xxv) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts first, *pro rata*, to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates; and

(xxvi) any remaining amounts to the Residual Certificates which are not offered hereby.



SWAP PAYMENT DISTRIBUTION

On each Distribution Date, following the distribution of Excess Cashflow, payments shall be distributed from the Swap Account as follows:

(i) to the Swap Provider, any Net Swap Payment owed to the Swap Provider pursuant to the Swap Agreement for such Distribution Date;

(ii) to the Swap Provider, any Swap Termination Payment owed to the Swap Provider not due to a Swap Provider trigger event pursuant to the Swap Agreement;

(iii) to the Class A Certificates, any unpaid interest, pro rata, including any accrued unpaid interest from a prior Distribution Date;

(iv) to the Mezzanine Certificates, sequentially, any unpaid interest including any accrued unpaid interest from prior Distribution Dates;

(v) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts with respect to the Class A and Mezzanine Certificates to such Certificates first, *pro rata*, to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates;

(vi) to the Class A Certificates, pro rata, any principal and to the Mezzanine Certificates, sequentially, any principal in accordance with the principal payment provision described above in an amount necessary to maintain the applicable Overcollateralization Target Amount; and

(vii) to the Class A-1B and Mezzanine Certificates, sequentially, any remaining Allocated Realized Loss Amounts.


OPTION
ONE

DEFINITIONS

Allocated Realized Loss Amount: An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates or the Class A-1B Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 68.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.


OPTION
ONE

DEFINITIONS (Continued)

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 78.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 81.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 85.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 88.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount) and the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount) and the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount) and the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 94.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount), the Class M-9 Certificates (after taking into account the Class M-9 Principal Distribution Amount) and the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.



DEFINITIONS (Continued)

Class M-11 Principal Distribution Amount: The Class M-11 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount), the Class M-9 Certificates (after taking into account the Class M-9 Principal Distribution Amount), the Class M-10 Certificates (after taking into account the Class M-10 Principal Distribution Amount) and the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the Principal Balance of the Mortgage Loans as of the Cut-off Date.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Group I Basic Principal Distribution Amount: The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group I Principal Percentage.

Group I Interest Remittance Amount: The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group I Principal Percentage.

Group I Principal Percentage: The Group I Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.


OPTION
ONE

DEFINITIONS (Continued)

Group I Principal Remittance Amount: The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group I Senior Principal Distribution Amount: Group I Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the aggregate certificate principal balance of the Class A-1A and Class A-1B Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 61.00% and (2) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period minus the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group I Mortgage Loans on the Cut-off Date.

Group II Basic Principal Distribution Amount: The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group II Principal Percentage.

Group II Interest Remittance Amount: The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group II Principal Percentage.



DEFINITIONS (Continued)

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Group II Principal Percentage: The Group II Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Interest Remittance Amount: The Interest Remittance Amount is the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.



DEFINITIONS (Continued)

Group II Senior Principal Distribution Amount:

Group II Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the certificate principal balances of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 61.00% and (2) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period minus the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group II Mortgage Loans on the Cut-off Date.

Realized Loss:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third, to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates, thirteenth to the Class M-1 Certificates, and fourteenth, with respect to any remaining realized losses on the Group I Mortgage Loans, to the Class A-1B Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1A, Class A-2, Class A-3, Class A-4 or Class A-5 Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A-1A, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates all interest and principal amounts to which such Certificates are then entitled.

Senior Principal Distribution Amount:

The Senior Principal Distribution Amount is an amount equal to the sum of (i) the Group I Senior Principal Distribution Amount and (ii) the Group II Senior Principal Distribution Amount.



DEFINITIONS (Continued)

Unpaid Interest Shortfall Amount:

The Unpaid Interest Shortfall Amount means (i) for each class of Class A Certificates and Mezzanine Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the most recently ended Interest Accrual Period.


OPTION ONE

DESCRIPTION OF COLLATERAL

INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$897,874,629.65	$25,835.56	$1,280,000.00
Number of Loans	5,019		
Average Original Loan Balance	$178,931.97	$50,000.00	$1,280.000.00
Average Current Loan Balance	$178,895.12		
(1) Weighted Average Combined Original LTV	79.36%	12.05%	100.00%
(1) Weighted Average Gross Coupon	7.452%	4.750%	12.650%
(1) (2) Weighted Average Gross Margin	5.554%	3.000%	10.340%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	180
(1) Weighted Average Remaining Term to Maturity (months)	358	117	360
(1) (3) Weighted Average Credit Score	621	500	814

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.11% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.65%
	Fixed	15.35%
Fully Amortizing Mortgage Loans		77.69%
Lien	First	99.01%
	Second	0.99%
Property Type	SFR	74.67%
	PUD	10.26%
	2-4 Family	9.52%
	Low Rise Condo	4.28%
	Manufactured Housing	0.96%
	High Rise Condo	0.30%
Occupancy Status	Owner Occupied	91.97%
	Non-Owner Occupied	6.43%
	Second Home	1.59%
Geographic Distribution	California	17.29%
	Florida	10.95%
	Massachusetts	8.29%
	New York	7.29%
	Texas	6.47%
	New Jersey	5.51%
Number of States	49	
Largest Zip Code Concentration	92595	0.19%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		70.19%

Banc of America Securities LLC RBS Greenwich Capital



GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$280,527,363.49	$49,878.73	$511,000.00
Number of Loans	1,922		
Average Original Loan Balance	$145,978.41	$50,000.00	$511,000.00
Average Current Loan Balance	$145,955.96		
(1) Weighted Average Combined Original LTV	79.34%	13.91%	100.00%
(1) Weighted Average Gross Coupon	7.464%	4.750%	12.000%
(1) (2) Weighted Average Gross Margin	5.656%	3.100%	7.990%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	6	36
(1) Weighted Average Remaining Term to Maturity (months)	358	177	360
(1) (3) Weighted Average Credit Score	621	500	804

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 98.64% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.38%
	Fixed	15.62%
Fully Amortizing Mortgage Loans		91.05%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	78.19%
	2-4 Family	9.05%
	PUD	8.79%
	Low Rise Condo	3.88%
	High Rise Condo	0.09%
Occupancy Status	Owner Occupied	92.49%
	Non-Owner Occupied	6.68%
	Second Home	0.83%
Geographic Distribution	California	13.19%
	Texas	9.50%
	Florida	8.98%
	Massachusetts	7.71%
	New York	5.85%
Number of States	49	
Largest Zip Code Concentration	92553	0.29%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		69.94%



Range of Mortgage Coupons (%)

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$148,000.00	0.05%	25.88%	4.750%	635	80.00%	360	360	0
5.001% to 5.500%	23	4,075,299.92	1.45	39.88	5.333	683	73.58	360	360	0
5.501% to 6.000%	99	19,350,402.63	6.90	40.76	5.889	677	74.85	358	358	0
6.001% to 6.500%	218	40,944,577.25	14.60	40.87	6.314	660	76.34	356	356	0
6.501% to 7.000%	322	49,139,388.24	17.52	39.44	6.798	646	78.24	357	357	0
7.001% to 7.500%	282	39,886,608.55	14.22	38.96	7.289	627	80.22	358	358	0
7.501% to 8.000%	359	48,043,823.71	17.13	40.73	7.794	606	81.49	358	357	0
8.001% to 8.500%	206	26,893,641.17	9.59	41.41	8.305	589	81.78	360	360	0
8.501% to 9.000%	210	27,666,146.04	9.86	41.17	8.789	572	80.66	359	359	0
9.001% to 9.500%	113	13,862,832.53	4.94	38.78	9.273	561	82.35	360	360	0
9.501% to 10.000%	61	7,689,168.34	2.74	37.68	9.725	552	81.21	357	357	0
10.001% to 10.500%	17	1,948,005.18	0.69	35.69	10.268	553	72.60	360	360	0
10.501% to 11.000%	6	496,967.25	0.18	39.35	10.825	568	87.98	360	359	1
11.001% to 11.500%	3	232,752.68	0.08	32.58	11.254	537	76.65	360	360	0
11.501% to 12.000%	2	149,750.00	0.05	31.95	11.867	566	79.98	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**






Combined Original Loan-to-Value Ratio (%)

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	2	$137,600.00	0.05%	29.08%	7.698%	577	14.04%	360	360	0
15.01% to 20.00%	3	317,000.00	0.11	42.31	7.076	610	18.03	326	326	0
20.01% to 25.00%	6	532,800.00	0.19	32.43	6.961	662	22.74	326	326	0
25.01% to 30.00%	3	255,000.00	0.09	35.18	8.725	571	26.99	299	299	0
30.01% to 35.00%	11	1,592,122.52	0.57	32.75	7.181	656	33.28	345	344	0
35.01% to 40.00%	9	1,258,960.00	0.45	46.09	6.386	656	37.37	341	341	0
40.01% to 45.00%	9	1,234,867.00	0.44	37.02	7.576	630	41.93	360	360	0
45.01% to 50.00%	21	3,324,460.00	1.19	41.15	7.116	603	48.19	360	360	0
50.01% to 55.00%	28	4,989,290.00	1.78	35.52	7.512	603	52.38	353	353	0
55.01% to 60.00%	38	6,036,929.64	2.15	39.45	7.284	612	57.31	342	342	0
60.01% to 65.00%	88	14,920,162.40	5.32	39.07	7.150	613	63.36	354	354	0
65.01% to 70.00%	97	18,853,906.29	6.72	40.28	7.210	608	68.82	359	359	0
70.01% to 75.00%	95	17,477,365.34	6.23	40.70	7.664	600	74.13	359	359	0
75.01% to 80.00%	912	114,046,572.84	40.65	40.02	7.325	624	79.82	359	359	0
80.01% to 85.00%	104	18,824,088.80	6.71	40.48	7.505	630	84.48	360	360	0
85.01% to 90.00%	249	39,783,239.42	14.18	41.47	7.707	627	89.72	359	359	0
90.01% to 95.00%	232	34,309,685.09	12.23	39.93	7.908	622	94.69	358	358	0
95.01% to 100.00%	15	2,633,314.15	0.94	40.89	7.412	654	99.31	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Cut-off Date Principal Balance ($)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	14	$699,771.94	0.25%	39.26%	8.774%	566	65.06%	360	360	0
$50,000.01 to $75,000.00	232	14,829,450.68	5.29	37.54	8.197	620	79.77	357	357	0
$75,000.01 to $100,000.00	334	29,672,069.43	10.58	38.72	7.876	611	78.48	356	356	0
$100,000.01 to $125,000.00	372	41,804,498.60	14.90	40.22	7.644	613	81.92	358	358	0
$125,000.01 to $150,000.00	348	47,601,964.51	16.97	39.07	7.408	620	79.68	357	357	0
$150,000.01 to $175,000.00	124	20,072,138.82	7.16	38.66	7.610	606	80.10	357	357	0
$175,000.01 to $200,000.00	113	21,213,855.05	7.56	39.68	7.313	623	75.10	357	356	0
$200,000.01 to $225,000.00	75	15,815,897.18	5.64	40.58	7.045	641	77.48	360	360	0
$225,000.01 to $250,000.00	100	23,841,551.09	8.50	41.26	7.356	627	80.25	356	356	0
$250,000.01 to $275,000.00	56	14,705,488.92	5.24	40.71	7.038	625	78.15	360	360	0
$275,000.01 to $300,000.00	51	14,621,712.86	5.21	41.91	7.139	638	79.50	360	360	0
$300,000.01 to $325,000.00	38	11,849,562.32	4.22	41.83	7.050	630	78.00	360	360	0
$325,000.01 to $350,000.00	38	12,839,303.90	4.58	43.86	7.284	612	81.39	360	360	0
$350,000.01 to $375,000.00	8	2,854,550.00	1.02	41.43	7.828	588	79.68	360	360	0
$375,000.01 to $400,000.00	6	2,324,984.00	0.83	41.98	7.606	606	80.59	360	360	0
$400,000.01 to $425,000.00	4	1,658,800.00	0.59	42.36	6.637	697	79.98	360	360	0
$425,000.01 to $450,000.00	6	2,616,764.19	0.93	39.58	6.884	687	78.70	360	359	1
$475,000.01 to $500,000.00	2	994,000.00	0.35	53.54	7.511	676	73.54	360	360	0
$500,000.01 to $525,000.00	1	511,000.00	0.18	54.66	8.000	549	70.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Original Term to Maturity (Months)

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	23	$2,862,105.75	1.02%	37.49%	7.089%	654	64.39%	180	180	0
240	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
360	1,894	277,104,507.74	98.78	40.17	7.469	621	79.52	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Remaining Term to Maturity (Months)

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	23	$2,862,105.75	1.02%	37.49%	7.089%	654	64.39%	180	180	0
236 to 240	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
351 to 355	8	1,595,234.90	0.57	45.80	8.171	568	77.73	360	354	6
356 to 360	1,886	275,509,272.84	98.21	40.13	7.465	621	79.53	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	1	$429,000.00	0.15%	25.75%	5.990%	804	64.03%	360	360	0
751 to 800	36	7,467,948.82	2.66	40.77	6.437	772	80.48	360	360	0
701 to 750	105	16,635,159.99	5.93	40.28	6.611	720	79.06	354	354	0
651 to 700	412	63,697,701.00	22.71	38.88	6.836	672	79.07	356	356	0
601 to 650	538	75,540,772.63	26.93	40.37	7.161	627	81.28	357	357	0
551 to 600	576	77,525,559.62	27.64	40.46	8.004	578	79.50	359	359	0
501 to 550	218	34,956,688.20	12.46	41.62	8.579	531	76.20	360	359	0
451 to 500	3	466,846.37	0.17	41.33	9.226	500	58.51	360	358	2
Not Available	33	3,807,686.86	1.36	35.97	8.429	0	74.11	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	100	$14,228,820.52	5.07%	38.88%	8.290%	566	77.30%	357	356	0
AA	211	33,812,794.25	12.05	41.54	7.983	582	81.41	359	359	0
AA+	1,483	211,564,236.45	75.42	40.07	7.205	637	80.05	358	357	0
B	94	14,704,631.74	5.24	38.98	8.539	556	71.79	359	359	0
C	27	4,712,350.58	1.68	38.85	9.005	554	67.39	360	360	0
CC	6	1,411,409.95	0.50	45.32	9.141	566	62.19	360	358	2
NG	1	93,120.00	0.03	40.59	7.350	608	80.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	1,552	$219,355,445.56	78.19%	39.83%	7.464%	619	79.69%	358	358	0
2-4 Family	115	25,374,117.64	9.05	42.20	7.554	638	75.53	358	358	0
PUD	171	24,649,870.78	8.79	40.15	7.352	610	78.96	357	357	0
Low Rise Condo	82	10,891,429.51	3.88	41.25	7.465	642	81.73	360	360	0
High Rise Condo	2	256,500.00	0.09	46.72	8.881	668	95.00	360	360	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Occupancy Status

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,776	$259,464,409.25	92.49%	40.04%	7.417%	619	79.32%	358	358	0
Non-Owner Occupied	132	18,742,135.39	6.68	41.12	8.170	647	80.16	358	358	0
Second Home	14	2,320,818.85	0.83	42.87	7.026	665	74.54	348	347	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	1,207	$162,913,117.13	58.07%	40.78%	7.401%	615	82.12%	359	359	0
Stated Income	712	117,255,384.14	41.80	39.24	7.548	630	75.48	357	356	0
Limited Income	3	358,862.22	0.13	40.23	8.329	598	77.24	360	359	1
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	962	$171,106,879.22	60.99%	40.12%	7.444%	625	79.01%	357	357	0
Purchase	821	84,871,261.94	30.25	40.10	7.504	616	80.82	360	360	0
R/T Refi	139	24,549,222.33	8.75	40.37	7.464	614	76.52	357	357	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**





Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,458	$199,783,948.74	71.22%	40.21%	7.736%	605	80.48%	360	360	0
30 Year Fixed	247	40,868,295.31	14.57	40.83	6.791	667	72.91	360	360	0
2/28 ARM with 5yr IO	101	22,474,847.80	8.01	38.95	6.462	664	83.06	360	360	0
3/27 ARM	67	10,177,252.08	3.63	41.08	7.484	629	80.48	360	360	0
3/27 ARM with 5yr IO	13	2,641,308.00	0.94	36.28	6.100	665	75.34	360	360	0
15 Year Fixed	15	2,042,793.37	0.73	36.39	6.714	662	57.01	180	180	0
2/13 ARM	8	819,312.38	0.29	40.24	8.023	632	82.79	180	180	0
6 Month ARM	5	816,800.00	0.29	33.21	7.941	641	84.83	360	360	0
20 Year Fixed	5	560,750.00	0.20	37.51	6.809	659	68.84	240	240	0
30 Year Fixed Rate Reduction	3	342,055.81	0.12	34.79	7.567	676	65.43	360	359	1
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Interest Only Mortgage Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	114	$25,116,155.80	8.95%	38.67%	6.424%	664	82.25%	360	360	0
Not Interest Only	1,808	255,411,207.69	91.05	40.28	7.566	617	79.06	358	358	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**



Lien Position

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,922	$280,527,363.49	100.00%	40.13%	7.464%	621	79.34%	358	358	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	508	$84,332,803.21	30.06%	40.27%	7.572%	623	79.39%	359	359	0
12	72	16,045,294.83	5.72	40.94	7.167	641	76.94	357	357	0
24	1,104	143,665,959.06	51.21	39.92	7.572	609	81.04	359	359	0
36	238	36,483,306.39	13.01	40.34	6.917	652	73.58	351	351	0
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**


OPTION
ONE

Geographic Distribution

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	175	$37,015,138.71	13.19%	41.03%	6.939%	617	71.31%	357	357	0
Texas	246	26,659,806.93	9.50	40.33	7.792	605	80.23	357	357	0
Florida	187	25,180,717.88	8.98	39.72	7.352	620	78.56	359	359	0
Massachusetts	96	21,627,556.49	7.71	40.04	6.997	646	76.64	360	360	0
New York	71	16,407,662.43	5.85	41.30	7.307	631	74.73	357	357	0
Michigan	117	13,847,408.02	4.94	39.69	7.631	629	83.49	360	360	0
Illinois	77	11,891,480.30	4.24	39.88	7.976	602	84.86	360	359	1
New Jersey	49	10,839,438.94	3.86	41.76	7.568	621	79.39	357	357	0
Georgia	81	10,585,461.17	3.77	41.52	7.666	631	84.11	358	358	0
Pennsylvania	88	10,024,483.04	3.57	39.91	7.323	631	81.70	348	347	0
Ohio	73	8,258,033.13	2.94	38.14	7.535	627	86.84	360	360	0
Virginia	50	7,070,528.02	2.52	39.97	7.920	606	81.75	360	360	0
Connecticut	37	5,516,509.31	1.97	40.97	7.614	611	73.56	360	360	0
Maryland	26	5,466,249.90	1.95	38.43	7.849	597	73.93	360	360	0
Colorado	38	5,305,080.73	1.89	39.99	7.188	641	84.65	360	360	0
Wisconsin	29	4,544,026.02	1.62	39.73	7.937	619	84.18	354	353	0
Arizona	29	4,091,678.86	1.46	38.18	7.451	606	83.69	360	360	0
Rhode Island	22	4,081,579.61	1.45	40.52	7.229	643	80.07	360	360	0
Minnesota	22	3,555,046.00	1.27	39.89	7.577	628	82.34	360	360	0
Missouri	31	3,470,084.40	1.24	39.02	8.504	594	87.92	352	352	0
Kentucky	32	3,368,138.10	1.20	41.19	7.192	634	82.53	360	360	0
Maine	22	3,352,468.67	1.20	41.11	7.444	648	81.31	360	360	0
New Hampshire	21	3,331,112.00	1.19	42.14	7.723	598	78.14	360	360	0
Washington	24	3,228,740.00	1.15	41.98	7.083	649	85.34	360	360	0
North Carolina	29	3,032,243.15	1.08	37.99	8.025	608	84.16	360	360	0
Louisiana	27	2,890,825.62	1.03	38.11	8.110	609	83.24	345	344	0
Tennessee	30	2,808,519.68	1.00	38.44	7.815	616	82.81	351	350	0
Nevada	14	2,776,305.97	0.99	39.99	7.297	620	81.84	360	359	1
Indiana	27	2,565,749.84	0.91	39.32	7.646	620	80.91	354	354	0
South Carolina	18	2,020,628.36	0.72	39.07	7.698	599	80.01	360	360	0
Vermont	13	1,748,135.00	0.62	38.38	7.516	643	80.82	360	360	0
Oklahoma	18	1,722,504.45	0.61	35.47	7.655	597	83.14	360	360	0
Utah	13	1,622,010.65	0.58	38.77	7.309	619	82.88	360	360	0
Oregon	13	1,615,106.43	0.58	38.32	7.196	625	74.28	360	360	0
Alabama	16	1,609,248.00	0.57	41.61	7.736	605	82.17	360	360	0
Idaho	12	1,210,120.00	0.43	34.62	7.633	614	80.98	360	360	0
Hawaii	3	1,165,714.19	0.42	41.28	6.725	693	77.89	360	358	2
Arkansas	10	887,743.15	0.32	43.51	8.430	585	85.44	360	359	1
Wyoming	7	784,760.00	0.28	40.04	6.998	642	83.46	360	360	0
Iowa	7	693,649.00	0.25	39.63	8.054	620	87.27	360	360	0
Kansas	5	576,600.00	0.21	31.59	8.922	598	87.55	360	360	0
Mississippi	5	562,441.36	0.20	38.67	7.968	594	86.48	360	359	1
District of Columbia	2	493,950.00	0.18	32.79	6.262	649	56.63	360	360	0
Delaware	2	320,550.00	0.11	38.92	8.617	567	81.40	360	360	0
Montana	2	183,600.00	0.07	35.75	8.308	612	80.00	360	360	0
South Dakota	2	182,400.00	0.07	46.19	7.889	566	80.00	360	360	0
Alaska	1	176,000.00	0.06	36.82	6.950	652	47.57	360	360	0
North Dakota	2	103,200.00	0.04	41.90	9.107	569	84.88	360	360	0
Nebraska	1	56,929.98	0.02	20.83	10.400	617	95.00	360	357	3
Total:	**1,922**	**$280,527,363.49**	**100.00%**	**40.13%**	**7.464%**	**621**	**79.34%**	**358**	**358**	**0**

Range of Gross Margins (%) – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.001% to 3.500%	11	$2,124,640.00	0.90%	38.61%	5.615%	682	74.18%	360	360	0
3.501% to 4.000%	44	7,273,793.98	3.07	41.43	5.763	674	74.47	360	360	0
4.001% to 4.500%	138	21,494,991.63	9.08	39.42	6.327	670	76.98	360	360	0
4.501% to 5.000%	276	38,537,619.46	16.28	39.88	6.796	641	79.49	360	360	0
5.001% to 5.500%	353	49,000,210.19	20.70	39.70	7.264	627	80.81	359	359	0
5.501% to 6.000%	284	36,851,084.93	15.57	39.92	7.731	606	82.88	359	359	0
6.001% to 6.500%	186	27,480,162.29	11.61	40.69	8.106	588	82.68	359	359	0
6.501% to 7.000%	165	24,748,814.80	10.46	39.62	8.662	570	81.45	359	359	0
7.001% to 7.500%	126	18,066,971.99	7.63	40.41	8.988	558	81.72	359	359	0
7.501% to 8.000%	69	11,135,179.73	4.70	42.19	9.344	546	81.19	359	358	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	6	$1,119,949.54	0.47%	33.65%	7.917%	634	83.53%	360	359	1
2.000%	1	331,868.44	0.14	40.70	8.990	529	70.00	360	357	3
3.000%	1,645	235,261,651.02	99.39	40.09	7.584	613	80.69	359	359	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	1,652	$236,713,469.00	100.00%	40.06%	7.588%	613	80.69%	359	359	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	1	$148,000.00	0.06%	25.88%	4.750%	635	80.00%	360	360	0
11.001% to 11.500%	22	3,987,493.00	1.68	40.12	5.330	681	73.86	360	360	0
11.501% to 12.000%	69	13,351,558.30	5.64	41.68	5.861	670	78.26	360	360	0
12.001% to 12.500%	146	26,650,659.52	11.26	40.44	6.341	651	79.24	360	360	0
12.501% to 13.000%	252	37,446,656.17	15.82	39.20	6.796	636	79.47	359	359	0
13.001% to 13.500%	248	35,324,774.08	14.92	39.15	7.290	624	81.38	360	360	0
13.501% to 14.000%	330	44,245,843.71	18.69	40.62	7.796	604	82.35	358	358	0
14.001% to 14.500%	189	24,941,510.62	10.54	41.28	8.307	587	82.01	360	360	0
14.501% to 15.000%	200	26,532,239.63	11.21	40.98	8.786	572	80.83	359	359	0
15.001% to 15.500%	110	13,618,137.74	5.75	38.86	9.271	561	82.39	360	360	0
15.501% to 16.000%	62	8,021,036.78	3.39	37.80	9.695	551	80.75	357	357	0
16.001% to 16.500%	15	1,775,903.58	0.75	35.61	10.271	554	71.75	360	360	0
16.501% to 17.000%	4	337,153.19	0.14	38.16	10.771	540	88.47	360	360	0
17.001% to 17.500%	3	232,752.68	0.10	32.58	11.254	537	76.65	360	360	0
17.501% to 18.000%	1	99,750.00	0.04	36.61	11.800	0	75.00	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**

Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$148,000.00	0.06%	25.88%	4.750%	635	80.00%	360	360	0
5.001% to 5.500%	22	3,987,493.00	1.68	40.12	5.330	681	73.86	360	360	0
5.501% to 6.000%	70	13,674,859.46	5.78	41.96	5.905	667	78.17	360	360	0
6.001% to 6.500%	146	26,650,659.52	11.26	40.44	6.341	651	79.24	360	360	0
6.501% to 7.000%	252	37,446,656.17	15.82	39.20	6.796	636	79.47	359	359	0
7.001% to 7.500%	249	35,387,529.31	14.95	39.14	7.291	624	81.38	360	360	0
7.501% to 8.000%	328	43,859,787.32	18.53	40.53	7.797	604	82.41	358	358	0
8.001% to 8.500%	189	24,941,510.62	10.54	41.28	8.307	587	82.01	360	360	0
8.501% to 9.000%	201	26,864,108.07	11.35	40.98	8.789	571	80.70	359	359	0
9.001% to 9.500%	110	13,618,137.74	5.75	38.86	9.271	561	82.39	360	360	0
9.501% to 10.000%	61	7,689,168.34	3.25	37.68	9.725	552	81.21	357	357	0
10.001% to 10.500%	15	1,775,903.58	0.75	35.61	10.271	554	71.75	360	360	0
10.501% to 11.000%	4	337,153.19	0.14	38.16	10.771	540	88.47	360	360	0
11.001% to 11.500%	3	232,752.68	0.10	32.58	11.254	537	76.65	360	360	0
11.501% to 12.000%	1	99,750.00	0.04	36.61	11.800	0	75.00	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
December 2005	5	$816,800.00	0.35%	33.21%	7.941%	641	84.83%	360	360	0
November 2006	2	343,547.03	0.15	51.12	8.665	593	73.91	360	353	7
December 2006	1	177,933.94	0.08	36.37	9.250	518	75.00	360	354	6
January 2007	4	969,139.87	0.41	46.47	7.491	558	78.25	360	355	5
February 2007	6	778,312.74	0.33	42.59	6.815	640	81.37	360	356	4
March 2007	52	7,420,079.71	3.13	41.83	7.922	590	82.12	359	356	3
April 2007	28	4,017,254.22	1.70	41.63	7.811	612	83.82	360	358	2
May 2007	100	11,107,708.81	4.69	38.33	7.814	624	82.09	360	359	1
June 2007	1,086	156,349,967.60	66.05	40.18	7.583	612	80.51	359	359	0
July 2007	288	41,914,165.00	17.71	39.47	7.579	610	80.84	360	360	0
March 2008	3	453,370.02	0.19	40.87	7.316	656	77.45	360	357	3
April 2008	1	137,855.77	0.06	34.99	7.500	680	95.00	360	358	2
May 2008	2	254,904.09	0.11	36.60	6.856	616	80.00	360	359	1
June 2008	63	10,022,792.20	4.23	40.62	7.285	633	79.26	360	360	0
July 2008	11	1,949,638.00	0.82	38.02	6.753	652	79.55	360	360	0
Total:	**1,652**	**$236,713,469.00**	**100.00%**	**40.06%**	**7.588%**	**613**	**80.69%**	**359**	**359**	**0**





GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cut-off Date Principal Balance	$617,347,266.16	$25,835.56	$1,280,000.00
Number of Loans	3,097		
Average Original Loan Balance	$199,382.97	$50,000.00	$1,280,000.00
Average Current Loan Balance	$199,337.19		
(1) Weighted Average Combined Original LTV	79.37%	12.05%	100.00%
(1) Weighted Average Gross Coupon	7.447%	4.990%	12.650%
(1) (2) Weighted Average Gross Margin	5.508%	3.000%	10.340%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	180
(1) Weighted Average Remaining Term to Maturity (months)	358	117	360
(1) (3) Weighted Average Credit Score	621	500	814

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.33% of the Mortgage Loans have Credit Scores.

	Range	Percent of Statistical Cut-off Date Principal Balance
Product Type	Adjustable	84.76%
	Fixed	15.24%
Fully Amortizing Mortgage Loans		71.63%
Lien	First	98.55%
	Second	1.45%
Property Type	SFR	73.08%
	PUD	10.93%
	2-4 Family	9.74%
	Low Rise Condo	4.46%
	Manufactured Housing	1.40%
	High Rise Condo	0.39%
Occupancy Status	Owner Occupied	91.74%
	Non-Owner Occupied	6.32%
	Second Home	1.94%
Geographic Distribution	California	19.15%
	Florida	11.85%
	Massachusetts	8.56%
	New York	7.94%
	New Jersey	6.26%
	Texas	5.09%
Number of States	47	
Largest Zip Code Concentration	33414	0.26%
Loans with Mortgage Insurance		0.00%
Loans with Prepayment Penalties		70.31%




OPTION ONE

Range of Mortgage Coupons (%)

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$760,000.00	0.12%	49.41%	4.997%	695	80.00%	360	360	0
5.001% to 5.500%	37	10,052,744.40	1.63	45.55	5.322	664	73.25	360	360	0
5.501% to 6.000%	140	44,644,711.33	7.23	40.53	5.862	666	76.76	360	360	0
6.001% to 6.500%	297	83,985,348.98	13.60	40.06	6.294	649	76.37	360	360	0
6.501% to 7.000%	532	129,606,272.27	20.99	41.40	6.807	640	79.41	359	359	0
7.001% to 7.500%	438	98,943,088.87	16.03	41.22	7.292	629	80.11	358	358	0
7.501% to 8.000%	498	95,403,679.89	15.45	39.94	7.767	613	81.46	358	358	0
8.001% to 8.500%	299	51,353,141.31	8.32	39.76	8.273	594	82.05	358	358	0
8.501% to 9.000%	272	38,693,948.89	6.27	38.46	8.769	576	79.53	357	357	0
9.001% to 9.500%	154	20,406,141.45	3.31	40.55	9.301	560	79.10	358	358	1
9.501% to 10.000%	155	17,730,338.00	2.87	39.30	9.767	558	79.76	355	355	0
10.001% to 10.500%	97	10,842,258.69	1.76	39.42	10.262	541	77.82	358	357	0
10.501% to 11.000%	87	7,966,004.82	1.29	39.97	10.786	555	81.88	357	357	1
11.001% to 11.500%	47	3,505,350.43	0.57	41.10	11.263	554	86.84	357	356	1
11.501% to 12.000%	31	2,584,349.92	0.42	39.51	11.780	545	76.14	353	352	1
12.001% to 12.500%	10	785,011.91	0.13	42.91	12.147	542	65.98	360	359	1
12.501% to 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**


OPTION ONE

Combined Original Loan-to-Value Ratio (%)

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	1	$50,000.00	0.01%	18.60%	7.650%	631	12.05%	360	360	0
15.01% to 20.00%	2	125,000.00	0.02	17.09	8.314	551	17.19	360	360	0
20.01% to 25.00%	10	1,611,955.48	0.26	42.46	6.727	604	23.10	349	349	0
25.01% to 30.00%	16	2,042,036.95	0.33	43.94	7.153	616	27.24	354	354	0
30.01% to 35.00%	14	1,798,000.00	0.29	31.00	7.531	593	32.81	349	349	0
35.01% to 40.00%	26	3,903,600.00	0.63	37.51	7.455	564	38.15	360	360	0
40.01% to 45.00%	29	4,030,649.68	0.65	36.66	7.454	602	42.28	355	355	0
45.01% to 50.00%	34	4,773,295.39	0.77	34.90	7.494	610	47.67	358	358	0
50.01% to 55.00%	40	8,027,323.04	1.30	37.98	7.150	613	52.74	359	359	0
55.01% to 60.00%	71	12,291,299.95	1.99	37.30	7.382	590	58.13	357	357	0
60.01% to 65.00%	134	23,338,355.79	3.78	39.65	7.568	601	63.38	358	357	0
65.01% to 70.00%	184	39,508,796.16	6.40	38.61	7.330	602	68.84	357	356	0
70.01% to 75.00%	307	64,526,049.15	10.45	40.82	7.634	592	74.18	359	358	0
75.01% to 80.00%	1,177	233,652,610.15	37.85	40.65	7.247	630	79.69	359	359	0
80.01% to 85.00%	317	67,131,091.85	10.87	40.71	7.429	616	84.46	359	359	0
85.01% to 90.00%	344	82,602,596.42	13.38	41.08	7.508	640	89.66	359	359	0
90.01% to 95.00%	269	57,266,886.04	9.28	41.60	7.705	634	94.58	359	359	0
95.01% to 100.00%	122	10,667,720.11	1.73	44.19	9.528	631	99.75	357	355	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**


OPTION ONE

Cut-off Date Principal Balance ($)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	51	$2,516,254.35	0.41%	32.04%	8.778%	590	62.98%	333	333	1
$50,000.01 to $75,000.00	441	27,213,059.56	4.41	35.88	9.286	598	79.33	348	347	1
$75,000.01 to $100,000.00	343	30,140,009.47	4.88	37.35	8.690	596	76.89	356	356	0
$100,000.01 to $125,000.00	321	35,839,735.35	5.81	38.51	8.143	602	78.13	357	357	0
$125,000.01 to $150,000.00	247	34,065,044.88	5.52	37.16	7.753	603	77.29	358	358	0
$150,000.01 to $175,000.00	318	51,366,310.58	8.32	40.15	7.363	616	79.79	358	358	0
$175,000.01 to $200,000.00	288	53,926,765.01	8.74	39.98	7.414	618	80.09	360	360	0
$200,000.01 to $225,000.00	194	41,324,638.65	6.69	40.45	7.363	614	78.50	360	360	0
$225,000.01 to $250,000.00	143	33,983,956.18	5.50	42.17	7.290	627	78.82	360	360	0
$250,000.01 to $275,000.00	123	32,260,128.69	5.23	42.51	7.298	622	79.92	360	360	0
$275,000.01 to $300,000.00	93	26,780,230.57	4.34	40.99	7.174	626	80.61	358	358	0
$300,000.01 to $325,000.00	72	22,469,647.07	3.64	42.64	7.180	631	79.76	360	360	0
$325,000.01 to $350,000.00	62	20,937,730.57	3.39	42.53	6.984	631	79.59	360	360	0
$350,000.01 to $375,000.00	49	17,813,973.51	2.89	43.35	7.181	648	81.40	360	360	0
$375,000.01 to $400,000.00	67	26,017,242.88	4.21	43.78	7.281	635	82.80	358	358	0
$400,000.01 to $425,000.00	41	16,938,830.41	2.74	41.91	6.969	660	83.72	360	360	0
$425,000.01 to $450,000.00	37	16,244,210.13	2.63	40.98	7.208	626	81.44	360	360	0
$450,000.01 to $475,000.00	26	12,065,207.40	1.95	40.74	6.889	652	83.78	360	360	0
$475,000.01 to $500,000.00	30	14,734,794.24	2.39	43.51	6.778	629	81.35	360	360	0
$500,000.01 to $525,000.00	22	11,355,732.25	1.84	41.90	6.763	660	84.41	360	360	0
$525,000.01 to $550,000.00	26	13,990,743.74	2.27	44.36	6.648	655	81.65	360	359	1
$550,000.01 to $575,000.00	9	5,083,814.47	0.82	42.94	6.954	635	74.73	360	360	0
$575,000.01 to $600,000.00	17	10,127,310.25	1.64	40.94	7.476	614	82.87	360	359	1
$600,000.01 to $625,000.00	10	6,131,592.36	0.99	43.31	7.106	619	78.96	360	360	0
$625,000.01 to $650,000.00	16	10,227,250.37	1.66	41.37	7.081	632	78.95	360	359	1
$650,000.01 to $675,000.00	8	5,292,416.12	0.86	40.50	7.325	608	80.93	360	359	1
$675,000.01 to $700,000.00	3	2,048,000.00	0.33	42.15	7.956	595	81.66	360	360	0
$700,000.01 to $725,000.00	4	2,860,485.73	0.46	42.25	6.565	661	76.58	360	359	1
$725,000.01 to $750,000.00	4	2,976,000.00	0.48	40.44	6.504	597	72.79	360	360	0
$750,000.01 to $775,000.00	4	3,068,222.17	0.50	40.17	6.227	634	74.43	360	360	0
$775,000.01 to $800,000.00	1	800,000.00	0.13	50.05	9.150	522	73.39	360	360	0
$800,000.01 or greater	27	26,747,929.20	4.33	37.72	7.005	616	71.51	360	359	1

Total:	3,097	$617,347,266.16	100.00%	40.50%	7.447%	621	79.37%	359	358	0


OPTION ONE

Original Term to Maturity (Months)

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	3	$161,006.81	0.03%	39.96%	9.198%	596	66.25%	120	119	1
180	43	3,451,293.24	0.56	33.90	8.224	616	72.27	180	180	0
240	18	1,903,785.81	0.31	45.24	7.896	620	78.89	240	240	0
360	3,033	611,831,180.30	99.11	40.52	7.441	621	79.42	360	360	0
Total:	3,097	$617,347,266.16	100.00%	40.50%	7.447%	621	79.37%	359	358	0

Remaining Term to Maturity (Months)

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	3	$161,006.81	0.03%	39.96%	9.198%	596	66.25%	120	119	1
176 to 180	43	3,451,293.24	0.56	33.90	8.224	616	72.27	180	180	0
231 to 235	1	98,488.81	0.02	51.91	11.990	643	100.00	240	235	5
236 to 240	17	1,805,297.00	0.29	44.87	7.673	619	77.74	240	240	0
346 to 350	2	347,259.36	0.06	40.32	8.065	539	74.11	360	349	11
351 to 355	21	4,806,584.06	0.78	41.77	7.700	598	80.47	360	355	5
356 to 360	3,010	606,677,336.88	98.27	40.51	7.438	622	79.41	360	360	0
Total:	3,097	$617,347,266.16	100.00%	40.50%	7.447%	621	79.37%	359	358	0



Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	6	$1,139,500.00	0.18%	52.76%	6.205%	809	65.28%	360	360	0
751 to 800	45	12,469,431.18	2.02	41.43	6.769	768	83.08	360	360	0
701 to 750	179	44,973,560.81	7.28	40.46	6.738	721	83.77	359	358	0
651 to 700	509	119,711,936.10	19.39	40.78	6.822	672	81.37	359	359	0
601 to 650	1,062	218,538,860.04	35.40	40.63	7.202	625	79.98	358	357	0
551 to 600	741	134,360,395.19	21.76	40.39	7.746	579	77.18	359	359	0
501 to 550	511	81,702,433.32	13.23	39.84	8.965	526	75.99	359	358	0
451 to 500	5	287,325.00	0.05	38.39	10.689	500	62.05	360	360	0
Not Available	39	4,163,824.52	0.67	39.09	8.641	0	73.62	357	356	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	169	$32,087,376.22	5.20%	39.93%	8.281%	568	75.97%	359	358	0
AA	347	69,721,864.67	11.29	39.77	7.839	588	80.00	358	357	0
AA+	2,245	465,171,390.87	75.35	40.70	7.153	636	80.28	359	358	0
B	189	30,351,190.45	4.92	39.85	8.714	561	75.44	360	359	0
C	88	12,525,463.93	2.03	40.32	9.312	552	70.06	360	360	0
CC	56	7,319,000.02	1.19	40.97	10.232	555	62.90	360	360	0
NG	3	170,980.00	0.03	33.34	8.594	616	86.93	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**





Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	2,365	$451,129,083.72	73.08%	40.16%	7.468%	615	78.69%	358	358	0
PUD	292	67,505,049.44	10.93	40.50	7.361	615	80.74	359	358	0
2-4 Family	225	60,114,293.11	9.74	42.54	7.369	656	81.59	359	359	0
Low Rise Condo	138	27,519,414.22	4.46	41.71	7.295	661	81.96	360	359	0
MF Housing	67	8,655,461.17	1.40	41.34	7.799	636	80.89	358	357	1
High Rise Condo	10	2,423,964.50	0.39	41.08	8.222	578	79.37	360	359	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Occupancy Status

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	2,820	$566,341,584.65	91.74%	40.68%	7.424%	618	79.16%	358	358	0
Non-Owner Occupied	228	39,016,995.75	6.32	38.67	7.905	654	81.40	359	359	1
Second Home	49	11,988,685.76	1.94	37.10	7.029	658	82.73	360	360	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**


OPTION ONE

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	2,090	$357,718,239.29	57.94%	40.81%	7.519%	605	79.54%	358	357	0
Stated Income	939	245,280,345.36	39.73	40.00	7.331	641	78.95	360	359	0
No Documentation	45	8,456,283.29	1.37	0.00	7.357	728	80.89	360	360	0
Limited Income	21	5,255,283.67	0.85	42.90	8.115	653	83.68	360	360	0
NRT	1	501,639.90	0.08	0.00	7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.02	39.88	6.900	675	95.00	360	359	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,885	$369,967,190.93	59.93%	40.12%	7.526%	610	77.35%	358	358	0
Purchase	1,106	224,565,289.76	36.38	41.09	7.311	641	82.62	360	359	0
R/T Refi	106	22,814,785.47	3.70	40.89	7.502	621	80.24	358	357	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**




OPTION ONE

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,794	$336,881,233.48	54.57%	40.09%	7.775%	608	79.66%	360	360	0
2/28 ARM with 5yr IO	501	153,866,582.40	24.92	41.68	6.758	637	80.40	360	360	0
30 Year Fixed	566	82,272,678.45	13.33	39.68	7.616	640	77.72	360	360	0
3/27 ARM	85	15,592,505.15	2.53	38.31	7.153	638	77.99	360	360	0
3/27 ARM with 5yr IO	47	14,479,658.24	2.35	43.83	6.471	648	76.66	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	1.05	39.35	6.793	640	78.37	360	360	0
15 Year Fixed	32	2,695,933.87	0.44	33.63	8.242	625	74.81	180	179	1
20 Year Fixed	18	1,903,785.81	0.31	45.24	7.896	620	78.89	240	240	0
6 Month ARM	7	1,346,011.18	0.22	47.22	7.250	569	77.47	360	358	2
2/13 ARM	11	755,359.37	0.12	35.00	8.159	585	63.17	180	180	0
Other	12	1,056,228.21	0.17	50.54	8.610	596	56.02	323	322	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Interest Only Mortgage Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	573	$175,165,030.64	28.37%	41.81%	6.733%	638	79.92%	360	360	0
Not Interest Only	2,524	442,182,235.52	71.63	39.96	7.729	615	79.16	358	358	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Lien Position

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	2,977	$608,420,200.39	98.55%	40.43%	7.404%	621	79.16%	359	358	0
2	120	8,927,065.77	1.45	44.84	10.363	622	94.16	355	354	1
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**

Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	934	$183,307,690.17	29.69%	40.56%	7.727%	614	78.20%	358	358	0
12	162	50,186,596.33	8.13	40.62	7.111	647	79.13	359	359	0
24	1,550	307,987,535.11	49.89	40.61	7.380	618	80.67	360	359	0
30	4	854,200.00	0.14	43.81	7.897	643	82.21	360	360	0
36	447	75,011,244.55	12.15	39.80	7.256	636	77.08	354	354	0
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**


OPTION ONE

Geographic Distribution

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	374	$118,247,408.43	19.15%	42.87%	6.862%	640	79.20%	359	359	0
Florida	398	73,168,468.59	11.85	39.20	7.473	619	80.00	359	359	0
Massachusetts	201	52,832,127.99	8.56	42.71	7.292	626	79.08	360	360	0
New York	166	49,027,511.32	7.94	40.92	7.316	640	78.93	359	359	0
New Jersey	142	38,638,692.22	6.26	40.16	7.618	611	75.79	359	359	0
Texas	230	31,422,667.22	5.09	38.29	7.906	604	79.94	354	354	0
Virginia	131	25,545,649.00	4.14	38.66	7.808	604	77.14	359	359	0
Illinois	106	17,411,075.95	2.82	41.17	7.799	600	80.11	359	358	1
Michigan	129	16,700,064.52	2.71	39.12	7.889	612	82.25	357	357	0
Connecticut	71	14,086,085.15	2.28	40.93	7.363	615	78.31	360	360	0
Maryland	58	13,449,190.18	2.18	39.57	7.662	603	78.61	359	359	0
Pennsylvania	95	13,008,687.92	2.11	39.62	7.641	620	80.65	354	353	0
Rhode Island	51	11,676,341.25	1.89	37.63	6.981	636	76.78	360	360	0
Arizona	62	11,330,717.71	1.84	39.95	7.481	623	79.85	358	358	0
Colorado	59	10,812,165.32	1.75	40.09	7.418	608	83.05	360	360	0
Ohio	93	10,607,048.22	1.72	37.01	7.886	609	81.11	358	358	0
Georgia	78	10,512,707.28	1.70	40.21	7.955	600	83.72	350	350	0
Washington	43	9,372,711.87	1.52	42.44	7.468	602	77.91	360	360	0
Nevada	40	8,636,073.10	1.40	42.47	6.981	646	78.79	360	360	0
North Carolina	60	7,488,721.20	1.21	40.03	8.119	616	79.36	357	356	1
Minnesota	37	6,946,316.55	1.13	41.50	7.849	611	82.09	360	360	0
Maine	44	5,794,434.64	0.94	39.10	7.943	608	77.62	355	354	0
New Hampshire	29	5,263,164.16	0.85	41.78	7.224	617	79.08	360	360	0
Wisconsin	34	4,970,815.63	0.81	39.69	7.632	618	81.71	358	358	0
Hawaii	15	4,737,100.00	0.77	42.33	6.685	679	77.67	360	360	0
Missouri	37	4,620,617.35	0.75	36.67	8.471	596	84.78	360	360	0
South Carolina	22	3,960,944.24	0.64	46.12	7.361	621	78.81	360	359	1
Tennessee	32	3,593,028.66	0.58	35.78	8.307	610	85.07	354	353	0
Oregon	22	3,478,803.09	0.56	46.49	7.525	611	80.70	360	360	0
Indiana	31	3,029,446.02	0.49	36.64	8.549	592	78.99	360	360	0
Kentucky	26	3,023,184.48	0.49	33.91	7.429	620	81.30	360	360	0
Louisiana	22	3,004,141.43	0.49	38.21	8.251	618	80.06	356	355	0
District of Columbia	9	2,911,555.97	0.47	34.54	6.872	623	65.51	360	360	0
Vermont	16	2,133,631.25	0.35	35.34	8.895	580	80.03	360	360	0
Oklahoma	17	2,080,906.06	0.34	42.02	7.961	615	85.56	360	360	0
Arkansas	19	1,981,847.12	0.32	35.09	9.029	579	86.61	357	356	1
Idaho	11	1,895,368.42	0.31	37.88	7.160	643	81.26	360	360	0
Alabama	21	1,770,687.29	0.29	34.10	8.568	592	78.25	343	342	1
Wyoming	11	1,688,380.00	0.27	41.30	7.275	607	83.79	360	360	0
Montana	6	1,384,600.00	0.22	34.84	8.045	573	78.67	360	360	0
Iowa	14	1,287,265.93	0.21	37.93	9.155	585	81.97	360	359	1
Kansas	12	1,277,830.00	0.21	28.66	8.273	611	84.44	360	360	0
Utah	7	952,770.00	0.15	37.79	7.278	613	82.58	360	360	0
Delaware	4	657,361.27	0.11	34.62	8.447	616	81.45	360	360	0
Mississippi	6	482,867.79	0.08	42.67	9.392	562	87.45	360	360	0
Nebraska	5	394,000.00	0.06	30.57	8.345	614	76.79	300	300	0
North Dakota	1	52,084.37	0.01	32.62	9.100	587	70.00	180	177	3
Total:	**3,097**	**$617,347,266.16**	**100.00%**	**40.50%**	**7.447%**	**621**	**79.37%**	**359**	**358**	**0**



Range of Gross Margins (%) – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.11%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	18	5,706,598.57	1.09	43.86	5.697	688	77.99	360	360	0
3.501% to 4.000%	76	22,268,214.37	4.26	42.02	5.870	686	78.56	360	360	0
4.001% to 4.500%	225	59,107,444.62	11.30	40.21	6.345	664	75.16	360	360	0
4.501% to 5.000%	407	103,655,976.81	19.81	41.53	6.724	644	79.07	360	360	0
5.001% to 5.500%	466	110,162,697.58	21.05	41.37	7.156	627	81.07	360	359	0
5.501% to 6.000%	385	80,601,756.94	15.40	39.98	7.617	615	83.28	360	359	0
6.001% to 6.500%	290	53,745,946.62	10.27	40.55	8.082	581	81.43	359	359	0
6.501% to 7.000%	202	34,959,070.88	6.68	38.94	8.523	566	79.31	359	359	0
7.001% to 7.500%	128	18,311,460.50	3.50	38.94	9.069	554	75.65	359	359	0
7.501% to 8.000%	165	23,314,181.28	4.46	38.92	9.884	530	76.12	360	359	0
8.001% to 8.500%	60	7,575,707.28	1.45	40.89	10.190	526	79.59	360	360	0
8.501% to 9.000%	17	2,354,357.64	0.45	39.72	10.724	524	80.93	360	360	0
9.001% to 9.500%	5	844,376.17	0.16	41.59	10.732	543	75.59	360	359	1
10.001% to 10.500%	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**


OPTION ONE

Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	8	$1,221,989.47	0.23%	42.00%	8.574%	555	77.81%	360	359	1
3.000%	2,439	522,070,860.35	99.77	40.65	7.416	618	79.69	360	359	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	2,443	$522,497,673.82	99.85%	40.67%	7.417%	618	79.68%	360	359	0
1.500%	2	324,373.16	0.06	36.01	10.724	515	71.14	360	357	3
2.000%	2	470,802.84	0.09	26.46	7.636	623	88.27	360	356	4
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	2	$760,000.00	0.15%	49.41%	4.997%	695	80.00%	360	360	0
11.001% to 11.500%	37	10,052,744.40	1.92	45.55	5.322	664	73.25	360	360	0
11.501% to 12.000%	124	39,391,015.15	7.53	40.66	5.855	666	76.76	360	360	0
12.001% to 12.500%	233	66,254,525.04	12.66	40.85	6.305	647	77.68	360	360	0
12.501% to 13.000%	433	110,920,679.09	21.20	41.59	6.802	640	80.38	360	360	0
13.001% to 13.500%	371	87,762,970.71	16.77	41.47	7.292	628	80.68	359	359	0
13.501% to 14.000%	405	82,421,938.73	15.75	39.95	7.764	609	82.00	360	360	0
14.001% to 14.500%	232	43,331,117.94	8.28	39.83	8.276	585	82.21	359	359	0
14.501% to 15.000%	194	30,878,345.47	5.90	38.23	8.768	565	78.59	360	359	0
15.001% to 15.500%	117	17,462,064.73	3.34	40.48	9.295	549	78.35	359	359	0
15.501% to 16.000%	120	14,977,099.28	2.86	39.07	9.770	549	78.43	359	359	0
16.001% to 16.500%	75	9,114,659.17	1.74	37.66	10.256	530	76.05	360	360	0
16.501% to 17.000%	54	5,661,691.10	1.08	38.76	10.787	533	76.34	358	358	0
17.001% to 17.500%	24	1,914,605.79	0.37	37.50	11.226	536	79.34	360	359	1
17.501% to 18.000%	18	1,574,226.90	0.30	38.01	11.770	533	72.13	360	360	0
18.001% to 18.500%	6	555,457.02	0.11	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.05	36.83	11.943	509	67.42	360	359	1
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	3	$1,394,856.01	0.27%	50.88%	5.449%	644	77.72%	360	358	2
5.001% to 5.500%	38	10,277,093.12	1.96	45.35	5.340	662	73.15	360	360	0
5.501% to 6.000%	123	38,756,159.14	7.41	40.45	5.853	668	76.79	360	360	0
6.001% to 6.500%	233	66,179,938.74	12.65	40.86	6.311	647	77.70	360	360	0
6.501% to 7.000%	433	110,920,679.09	21.20	41.59	6.802	640	80.38	360	360	0
7.001% to 7.500%	371	87,762,970.71	16.77	41.47	7.292	628	80.68	359	359	0
7.501% to 8.000%	406	82,614,152.10	15.79	39.96	7.769	609	82.02	360	360	0
8.001% to 8.500%	232	43,331,117.94	8.28	39.83	8.276	585	82.21	359	359	0
8.501% to 9.000%	194	30,878,345.47	5.90	38.23	8.768	565	78.59	360	359	0
9.001% to 9.500%	116	17,312,302.31	3.31	40.51	9.296	549	78.38	359	359	0
9.501% to 10.000%	119	14,784,885.91	2.83	39.03	9.767	549	78.28	359	359	0
10.001% to 10.500%	75	9,114,659.17	1.74	37.66	10.256	530	76.05	360	360	0
10.501% to 11.000%	54	5,661,691.10	1.08	38.76	10.787	533	76.34	358	358	0
11.001% to 11.500%	24	1,914,605.79	0.37	37.50	11.226	536	79.34	360	359	1
11.501% to 12.000%	19	1,749,061.20	0.33	37.96	11.753	530	71.70	360	359	1
12.001% to 12.500%	6	555,457.02	0.11	41.45	12.127	535	63.73	360	360	0
12.501% to 13.000%	1	84,875.00	0.02	35.54	12.650	514	66.57	360	360	0
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
August 2005	1	$634,856.01	0.12%	52.64%	5.990%	582	75.00%	360	356	4
September 2005	1	75,905.17	0.01	52.30	11.150	0	80.00	360	357	3
December 2005	4	462,050.00	0.09	39.62	8.754	522	79.49	360	360	0
January 2006	1	173,200.00	0.03	45.44	6.150	645	80.00	360	360	0
July 2006	1	232,598.80	0.04	47.35	6.500	542	71.21	360	349	11
August 2006	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
November 2006	1	41,381.48	0.01	38.38	9.490	545	65.00	360	353	7
December 2006	4	820,219.75	0.16	38.49	7.366	671	80.17	360	354	6
January 2007	14	3,517,490.19	0.67	43.22	7.641	582	80.02	360	355	5
February 2007	16	4,070,070.35	0.78	45.10	7.913	578	75.41	360	356	4
March 2007	81	20,170,068.68	3.85	41.88	7.633	603	80.29	360	357	3
April 2007	52	10,002,595.26	1.91	44.33	7.711	618	82.64	360	358	2
May 2007	124	24,883,266.33	4.76	41.77	7.354	641	80.97	360	359	1
June 2007	1,613	351,118,557.95	67.10	40.28	7.429	619	80.03	360	360	0
July 2007	399	76,532,265.90	14.63	40.63	7.502	607	78.57	359	359	0
January 2008	1	224,972.41	0.04	24.62	7.250	628	91.84	360	355	5
February 2008	1	245,830.43	0.05	28.14	7.990	619	85.00	360	356	4
March 2008	2	202,496.14	0.04	24.56	7.669	633	76.25	360	357	3
April 2008	6	718,003.63	0.14	43.50	8.059	637	77.14	360	358	2
May 2008	14	2,694,060.78	0.51	44.77	6.549	655	74.52	360	359	1
June 2008	92	22,110,550.00	4.23	41.63	6.783	644	77.51	360	360	0
July 2008	16	3,876,250.00	0.74	37.43	6.879	631	77.19	360	360	0
April 2020	1	321,500.00	0.06	59.60	5.725	601	26.79	360	360	0
June 2020	1	50,000.00	0.01	54.13	8.000	694	39.37	360	358	2
Total:	**2,447**	**$523,292,849.82**	**100.00%**	**40.65%**	**7.419%**	**618**	**79.68%**	**360**	**359**	**0**


OPTION ONE

BOND SUMMARY
To Call

Class A-1A (To Call)					
FRM PPC / ARM PPC	80% | 70%	100% | 85%	115% | 100%	125% | 120%	145% | 140%
Average Life (yrs.)	3.65	3.10	2.70	2.32	1.99
Modified Duration	3.26	2.81	2.48	2.16	1.86
First Principal Payment	1	1	1	1	1
Last Principal Payment	113	93	79	67	57

BOND SUMMARY
To Maturity

Class A-1A (To Maturity)					
FRM PPC / ARM PPC	80% | 70%	100% | 85%	115% | 100%	125% | 120%	145% | 140%
Average Life (yrs.)	3.90	3.30	2.88	2.48	2.12
Modified Duration	3.42	2.95	2.61	2.27	1.97
First Principal Payment	1	1	1	1	1
Last Principal Payment	243	202	173	151	128



Available Funds Cap Schedule

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	8/25/2005	5.11%	5.11%	41	12/25/2008	7.81%	18.97%
2	9/25/2005	6.22%	22.85%	42	1/25/2009	7.62%	18.50%
3	10/25/2005	6.32%	22.91%	43	2/25/2009	7.63%	19.08%
4	11/25/2005	6.23%	22.77%	44	3/25/2009	8.27%	19.88%
5	12/25/2005	6.33%	22.80%	45	4/25/2009	7.63%	18.71%
6	1/25/2006	6.24%	22.63%	46	5/25/2009	7.84%	18.84%
7	2/25/2006	6.24%	22.55%	47	6/25/2009	7.64%	18.35%
8	3/25/2006	6.57%	22.77%	48	7/25/2009	7.85%	18.49%
9	4/25/2006	6.25%	22.34%	49	8/25/2009	7.64%	18.06%
10	5/25/2006	6.36%	22.32%	50	9/25/2009	7.65%	17.89%
11	6/25/2006	6.16%	21.99%	51	10/25/2009	7.86%	18.05%
12	7/25/2006	6.27%	21.94%	52	11/25/2009	7.65%	17.58%
13	8/25/2006	6.18%	21.68%	53	12/25/2009	8.19%	11.47%
14	9/25/2006	6.18%	21.51%	54	1/25/2010	7.93%	11.08%
15	10/25/2006	6.30%	21.44%	55	2/25/2010	7.92%	11.11%
16	11/25/2006	6.20%	21.14%	56	3/25/2010	8.76%	12.29%
17	12/25/2006	6.32%	21.04%	57	4/25/2010	7.91%	11.08%
18	1/25/2007	6.22%	20.72%	58	5/25/2010	8.17%	11.44%
19	2/25/2007	6.23%	20.49%	59	6/25/2010	7.90%	11.06%
20	3/25/2007	6.61%	20.62%	60	7/25/2010	8.16%	11.41%
21	4/25/2007	6.25%	20.00%	61	8/25/2010	7.89%	11.03%
22	5/25/2007	6.38%	19.86%	62	9/25/2010	7.89%	11.02%
23	6/25/2007	6.27%	19.47%	63	10/25/2010	8.15%	11.37%
24	7/25/2007	6.41%	19.31%	64	11/25/2010	7.88%	10.99%
25	8/25/2007	7.67%	21.19%	65	12/25/2010	8.14%	11.34%
26	9/25/2007	7.68%	20.90%	66	1/25/2011	7.87%	10.96%
27	10/25/2007	7.86%	20.82%	67	2/25/2011	7.87%	10.95%
28	11/25/2007	7.69%	20.34%	68	3/25/2011	8.70%	12.10%
29	12/25/2007	7.88%	20.28%	69	4/25/2011	7.86%	10.92%
30	1/25/2008	7.71%	19.81%	70	5/25/2011	8.11%	11.27%
31	2/25/2008	7.47%	20.07%	71	6/25/2011	7.85%	10.89%
32	3/25/2008	7.85%	20.30%	72	7/25/2011	8.10%	11.23%
33	4/25/2008	7.49%	19.57%	73	8/25/2011	7.84%	10.86%
34	5/25/2008	7.68%	19.57%	74	9/25/2011	7.83%	10.84%
35	6/25/2008	7.50%	19.10%	75	10/25/2011	8.09%	11.19%
36	7/25/2008	7.69%	19.11%	76	11/25/2011	7.82%	10.81%
37	8/25/2008	7.60%	19.53%	77	12/25/2011	8.08%	11.16%
38	9/25/2008	7.60%	19.31%	78	1/25/2012	7.81%	10.78%
39	10/25/2008	7.80%	19.38%	79	2/25/2012	7.81%	10.77%
40	11/25/2008	7.61%	18.89%				

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 3.3400% and 3.7100% respectively and run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the related Swap Agreement.



Swap Schedule

Period	Distribution Date	Notional Schedule ($)	Period	Distribution Date	Notional Schedule ($)
1	7/25/2005	0	28	10/25/2007	482,033,225
2	8/25/2005	1,192,890,898	29	11/25/2007	454,894,053
3	9/25/2005	1,183,586,129	30	12/25/2007	429,323,782
4	10/25/2005	1,172,086,638	31	1/25/2008	405,230,143
5	11/25/2005	1,158,405,425	32	2/25/2008	382,526,349
6	12/25/2005	1,142,566,735	33	3/25/2008	361,130,772
7	1/25/2006	1,124,607,419	34	4/25/2008	340,966,630
8	2/25/2006	1,104,576,873	35	5/25/2008	321,961,701
9	3/25/2006	1,082,536,474	36	6/25/2008	304,048,048
10	4/25/2006	1,058,560,088	37	7/25/2008	287,161,762
11	5/25/2006	1,032,733,838	38	8/25/2008	271,244,737
12	6/25/2006	1,005,155,437	39	9/25/2008	256,238,168
13	7/25/2006	976,032,482	40	10/25/2008	242,088,868
14	8/25/2006	945,829,773	41	11/25/2008	228,746,802
15	9/25/2006	914,641,996	42	12/25/2008	216,164,894
16	10/25/2006	882,571,512	43	1/25/2009	204,298,850
17	11/25/2006	849,727,596	44	2/25/2009	193,106,996
18	12/25/2006	816,225,676	45	3/25/2009	182,550,118
19	1/25/2007	782,186,501	46	4/25/2009	172,591,320
20	2/25/2007	747,735,238	47	5/25/2009	163,195,879
21	3/25/2007	713,000,507	48	6/25/2009	154,331,124
22	4/25/2007	678,113,361	49	7/25/2009	145,966,305
23	5/25/2007	643,208,449	50	8/25/2009	138,072,486
24	6/25/2007	608,418,853	51	9/25/2009	130,622,434
25	7/25/2007	573,876,597	52	10/25/2009	123,590,516
26	8/25/2007	541,416,889	53	11/25/2009	0
27	9/25/2007	510,839,401			



Excess Spread

Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR	Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	208	208	3.34%	3.71%	45	402	392	4.18%	4.24%
2	269	269	3.56%	3.81%	46	409	406	4.18%	4.25%
3	270	270	3.63%	3.87%	47	402	390	4.19%	4.26%
4	269	269	3.72%	3.92%	48	410	404	4.19%	4.27%
5	270	270	3.86%	3.96%	49	403	390	4.23%	4.28%
6	269	269	3.96%	3.98%	50	403	389	4.24%	4.29%
7	270	269	3.91%	3.98%	51	411	403	4.24%	4.30%
8	274	273	3.95%	3.98%	52	403	386	4.25%	4.30%
9	270	269	3.93%	3.97%	53	444	400	4.26%	4.31%
10	272	270	3.97%	3.97%	54	431	383	4.26%	4.32%
11	261	258	3.97%	3.97%	55	431	385	4.27%	4.32%
12	263	260	3.97%	3.96%	56	468	430	4.27%	4.33%
13	262	259	3.90%	3.96%	57	429	382	4.28%	4.35%
14	262	258	3.91%	3.97%	58	441	397	4.29%	4.36%
15	265	260	3.92%	3.98%	59	428	380	4.29%	4.37%
16	263	258	3.93%	3.99%	60	440	394	4.30%	4.38%
17	266	260	3.94%	4.00%	61	428	380	4.34%	4.40%
18	264	257	3.96%	4.02%	62	428	379	4.35%	4.40%
19	264	256	3.97%	4.03%	63	440	394	4.35%	4.41%
20	274	265	3.98%	4.04%	64	427	377	4.36%	4.41%
21	266	255	3.99%	4.05%	65	440	393	4.36%	4.42%
22	270	258	4.00%	4.06%	66	427	376	4.37%	4.43%
23	267	254	4.01%	4.07%	67	428	378	4.38%	4.43%
24	271	258	4.02%	4.08%	68	465	425	4.38%	4.43%
25	410	424	4.03%	4.09%	69	428	377	4.39%	4.43%
26	410	423	4.04%	4.10%	70	440	393	4.39%	4.43%
27	415	427	4.05%	4.11%	71	428	377	4.40%	4.43%
28	411	419	4.06%	4.12%	72	441	392	4.40%	4.42%
29	416	425	4.07%	4.13%	73	429	379	4.37%	4.42%
30	411	415	4.08%	4.14%	74	429	379	4.38%	4.43%
31	387	392	4.09%	4.15%	75	442	394	4.38%	4.43%
32	397	407	4.10%	4.16%	76	430	379	4.38%	4.44%
33	387	389	4.11%	4.16%	77	442	394	4.39%	4.44%
34	393	399	4.12%	4.16%	78	430	379	4.39%	4.44%
35	387	385	4.13%	4.17%	79	431	380	4.40%	4.45%
36	393	397	4.14%	4.17%					
37	396	397	4.12%	4.17%					
38	398	396	4.13%	4.18%					
39	405	409	4.13%	4.19%					
40	400	395	4.14%	4.20%					
41	407	408	4.15%	4.20%					
42	401	393	4.16%	4.21%					
43	401	395	4.16%	4.21%					
44	423	426	4.17%	4.23%					